Statement by Mike Fraser, CEO Tragically we had to report two fatalities in the first six months of this year (H1 2024). We again extend our deepest condolences to the families and loves ones of our deceased colleagues. Our operational performance was disappointing with attributable production declining by 20% due to unplanned events, the delayed ramp-up at Salares Norte and the backfill issues at South Deep. In line with our dividend policy of paying out between 30% - 45% of normalised profit as dividends, we are pleased to declare an interim dividend of 300 SA cents per share (40% of normalised earnings) (H1 2023: 325 SA cents per share or 35% of normalised earnings). I am confident of an improved performance in the second half of the year as we implement enhancements to our safety processes and systems, progress ramp up of Salares Norte and realise the benefits of operational recovery plans under way at South Deep, Gruyere, St Ives and Cerro Corona. Our portfolio of quality assets is operated and managed by talented and dedicated teams and our focus remains on setting up these assets to deliver safe, reliable and cost-effective production, sustainably. Our asset optimisation initiatives and improvements in organisational capability further support the focus on safe, cost-effective and reliable operating performance. From 1 July 2024 we implemented a redesigned operating model, moving from a three-layered (Group, region, asset) structure to a two- layered (Group, asset), function-led operating model, which will enable safe and reliable portfolio performance. The new operating model also provides more agility as our portfolio evolves to enable the delivery of our strategy. Through continued investments in our existing assets, bolt-on acquisitions and exploration we are confident of further improving the quality of our portfolio. Health & safety The safety and wellbeing of our people remains our number one value, and it is with deep regret that two of our colleagues lost their lives whilst working at our operations in H1 2024. As previously reported, a trackless engineering supervisor was fatally injured at South Deep in January in an incident involving trackless mining equipment underground. A second incident occurred at the St Ives mine in April 2024, when a colleague employed by a contractor was fatally injured in a mobile equipment related incident at a construction site on the mine. We extend our deepest condolences to the family, friends and colleagues of our two deceased colleagues. I absolutely believe that a fatality-free mining business is possible and that we can deliver on our promise that everyone who works at Gold Fields goes home safe and healthy, every day. In February 2024, we commissioned DSS+ (formerly Du Pont) to conduct an independent review of the group’s safety culture, processes, systems and practices. The review found many good practices within the Group, including pockets of excellence that we are seeking to leverage across our global assets. The review, however, also highlighted areas where improvement is clearly required. On the basis of the review, we have developed and are implementing our multi-year safety improvement roadmap. Operational performance Group performance in H1 2024 was impacted by weather-related events and operational challenges at some of our assets. As a result, attributable gold production was 20% lower year-on-year (YoY) to 918koz (H1 2023: 1,154koz). 918,000oz attributable production US$1,745/oz all-in sustaining costs US$2,060/oz all-in costs US$355m normalised earnings* US$321m adjusted free cash flow from operations US$58m adjusted free cash outflow** 300 SA cents interim dividend per share * Profit excluding gains and losses on foreign exchange, financial instruments and non- recurring items after taxation and non-controlling interest effect ** Cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares. JOHANNESBURG, 23 August 2024: Gold Fields Limited (NYSE & JSE: GFI) announced profit attributable to owners of the parent for the six months ended 30 June 2024 of US$389m (US$0.43 per share). This compared with profit of US$458m (US$0.51 per share) for the six months ended 30 June 2023. A gross interim dividend of 300 SA cents per share is payable on 16 September 2024. Unaudited interim results for the six months ended 30 June 2024

The lower volumes significantly impacted unit costs with all-in costs (AIC) increasing by 47% YoY to US$2,060/oz (H1 2023: US$1,398/oz) and all-in sustaining cost (AISC) increasing by 44% YoY to US$1,745/oz (H1 2023: US$1,215/oz). Both AIC and AISC are forecast to improve in H2 2024 with the delivery of higher volumes. Granny Smith and Agnew in Australia and Tarkwa and Damang in Ghana were the stand-out performers in the Group, delivering on their operational plans during the first half of the year. Lower Group production was driven by: • South Deep, where increased backfill rehandling and challenging ground conditions impacted stope access, stope turnaround, planned volumes and grade profile • Gruyere, following a significant rainfall event in H1 2024 that saw mining and processing operations suspended for approximately six weeks • St Ives, which had planned for a lower first half production but was further impacted by a delay in the development of two new open pits at the mine, Swiftsure and Invincible Footwall South. Consequently, St Ives is planning a stronger, second half production performance; • Cerro Corona, which experienced inclement weather in Q1 2024 affecting the stability of the North wall of the pit, resulting in a resequencing of mining to lower grade areas. The stability of the North wall has been addressed. The copper-gold price ratio also impacted the gold-equivalent production performance • Slower than planned ramp-up at Salares Norte due to the early onset of winter and a difficult ramp-up in the winter period. Salares Norte update In June 2024, we announced that early onset of severe winter weather conditions had impacted ramp-up at Salares Norte leading to freezing of material in the process plant pipes and causing temporary shutdown of the plant. Ramp-up was therefore temporarily suspended and production guidance revised to 90koz – 180koz. Over the past few months, we have been working on progressing all activities required for the plant restart, including thawing of frozen material, and unblocking of plant piping. Salares Norte continued to experience low temperatures which has slowed down progress on these activities. We are currently focused on setting up the plant for a safe and sustainable restart and ramp up. We expect to complete all adverse weather mitigation activities (including heat tracing installation) by the first quarter of next year. This should ensure safe and continuous operations through winter conditions, in line with the design criteria of the plant. The plant is scheduled to restart by 30 September 2024 and deliver production of 40koz - 50koz in 2024. Any unforeseen delays to this restart date will impact production volumes for 2024. Total project costs (excluding capitalised borrowing costs) for Salares Norte up to 30 June 2024 were US$1,176m, within the guided range of US1,180m - US$1,200m. Additional capital costs associated with the project include capitalised borrowing costs, capitalised depreciation and ramp-up capital totalling US$190m to 30 June 2024. Ramp-up capital is expected to increase following the delays in the ramp-up. Sustaining capital for Salares Norte for H1 2024 was approximately US$58m for mining activities. Despite the delays in ramp up, Salares Norte remains a high-quality asset that will have one of the industry's lower cost profiles. It is expected to contribute meaningfully to our future cash flows and is value accretive to Gold Fields. The chinchilla capture and relocation plan remains suspended for Rocky Area 3 at Salares Norte, while the regulator examines the requested evidence of chinchilla presence at the rockery. Gold Fields has not undertaken any capture and relocation activities during the winter months at Salares Norte, with the programme planned to resume thereafter in close collaboration with environmental experts and the regulator. South Deep update South Deep produced 3,633kg (117koz) in H1 2024 compared to 4,743kg (152koz) in the comparative period. Lower production was due to backfill rehandling challenges and poor ground conditions. Backfill seepage constrained access to stopes, while the backfill rehandling added complexity to the planning and mining process. This had an impact on stope turnaround and delayed access to the higher grade areas of the mine. South Deep is making progress accelerating backfill placement to address the historic backfill leakage and is assessing various solutions to reduce backfill leakages going forward. Other recovery activities are focused on improving long hole stope drilling and overall productivity. Having thoroughly assessed the recovery trajectory for South Deep for the remainder of the year, we are revising 2024 production guidance from 9,500kg – 9,700kg (305koz – 312koz) to 7,800kg - 8,200kg (250koz - 264koz) to set up the mine for an improved 2025 performance. Lower volumes will impact unit costs with all-in costs (AIC) and all-in sustaining costs (AISC) guidance for 2024 revised to US$1,890/ oz - US$1,980/oz, respectively. With its significant resource endowment and long life, improvement measures are focused on being sustainable so that the mine is set up for longevity and quality ounces. Financial performance Normalised earnings for the six months ended June 2024 decreased by 22% YoY to US$355m, or US$0.40 per share (H1 2023: US$454m, or US$0.51 per share), mainly driven by a higher gold price received which was more than offset by lower gold sold. During H1 2024, there was an adjusted free cash outflow of US$58m (after taking into account all costs and project capex), compared to an inflow of US$140m in H1 2023. The mines generated adjusted free cash flow from operations of US$321m in H1 2024 compared to US$482m in H1 2023. While our balance sheet remains robust, with a net debt to EBITDA ratio of 0.53x at the end of June 2024, our net debt increased by US$129m during H1 2024 to US$1,153m. This increase was driven by US$42m in Windfall pre-construction capital and the US$199m final dividend payment. Excluding lease liabilities, the core net debt was US$720m at the end of H1 2024. In May 2024, Gold Fields repaid its US$500m 2024 bond using a combination of cash and undrawn facilities. At the end of June 2024, the Group’s capital structure consisted of a US$1.2bn sustainability linked revolving credit facility (US$534m of which was undrawn), a US$500m bond which matures in 2029 and US$528m in cash. ESG highlights During H1 2024, we continued to progress our ESG priority areas. In terms of gender diversity, the number of women among our employees remained at 25% at the half year, with over 57% of these women working in core mining roles. Our female representation at executive level is 33%. With a focus on community value creation, it is pleasing to note that over half of our workforce (52%) lives in our host communities, while the Company sourced 40% of its H1 2024 procurement from companies based in these communities. On 7 August 2024, our St Ives mine signed a landmark native title agreement with the Ngadju People, who are the determined native title holders of the lands and waters surrounding Norseman, which spans approximately 102,000km2 and includes the St Ives mine. The agreement will see significant value delivered to the Ngadju People over the life-of-mine through compensation payments and other initiatives and benefits, including an initial payment in recognition of historical mining activities that have occurred on Ngadju lands, as well as providing comprehensive processes for the identification and preservation of Aboriginal cultural heritage sites. We continued to make strides in our decarbonisation journey, with renewable energy accounting for 17,1% of electricity consumption at Group level for the six months under review. Scope 1 and 2 CO₂ emissions during H1 2024 declined by 6.2% below 2023 levels. However, due to lower gold production, emission intensity per oz produced was 19% higher than in 2023. Construction of the following renewable plants has commenced: • Granny Smith: 11 MW solar farm and 7MW battery expansion, to be commissioned in Q4 2024; • St Ives: 35MW solar farm and 42MW wind, to start in Q1 2026; • Salares Norte: 7MW solar farm, to be commissioned in Q1 2025. 2 Gold Fields H1 Results 2024

We have commenced with a mid-term review of our 2030 ESG targets across our six priority areas, namely safety wellbeing and environment; gender diversity; stakeholder value creation; decarbonisation; tailings management; and water stewardship. As well as assessing our performance against our existing targets, the review will consider potential changes to existing priorities, and what is required to extend our targets out to 2035. The findings and outcomes of the review will be published in early 2025. Board and executive appointments We are pleased to have made a number of crucial leadership appointments since the beginning of the year, including the appointment of Martin Preece as COO, Mariette Steyn as EVP Sustainable Development and Chris Gratias as EVP Strategy and Corporate Development. We have made good progress on the appointment of a permanent CFO, to replace Paul Schmidt who retired at the end of April 2024, An announcement on this appointment will be made imminently. Alex Dall will continue as interim CFO until the permanent CFO is appointed. At Board level, we announced the appointment of two non-executive directors with effect from 2 August 2024. Shannon McCrae, a Canadian, who brings 25 years of experience in the resources industry, and South African Zarina Bassa, who adds extensive corporate and regulatory accounting experience and who is also joining the Board’s Audit Committee. These appointments strengthen the Board’s capacity to oversee the increasingly complex operating and regulatory environment facing global mining companies. The way forward: Continuing to improve the quality of our portfolio Gold Fields has a well-established, portfolio of mines that is expected to produce over 2.2Moz per annum for the next decade. This portfolio is anchored by four long-life assets – St Ives, Tarkwa, South Deep and Windfall – which all have significant Reserve endowments and are expected to form base production for multiple decades. These assets are complemented by Agnew and Granny Smith in Australia which are two of our most consistent producers and will continue to contribute into the next decade. Although Gruyere has had a tough start to 2024, operational momentum is improving, and it will continue to be a valuable contributor until at least the end of the decade. Salares Norte, once ramped up, will contribute a significant cash windfall for at least 3 – 4 years. We are undertaking extensive exploration drilling to identify opportunities to extend the Salares Norte life of mine and are on track to spend approximately US$23m on exploration drilling in the area during 2024. Our strategy is premised on continually upgrading and improving the quality of our production base. This not only entails acquiring assets that will enhance the quality of the portfolio, but also disposing of assets which we view as non-core and do not fit with our long-term vision. During H1 2024, we streamlined our portfolio by selling equity stakes and holdings in assets that we believe were better served in other companies’ hands. In January, we sold our 24% interest in Rusoro Mining for an upfront consideration of US$62m. We also concluded the sale of our 45% stake in the Asanko Gold Mine in March for gross proceeds of US$170m, comprised of US$65m in cash, three deferred cash payments and a 19.9% shareholding in Galiano. After the close of the Q2 trading period, we finalised the sale of our 40% stake and terminated our option agreement to buy an additional 20% in the Far Southeast asset in the Philippines. While the asset had been fully impaired in Gold Fields’ books, we received an upfront payment of US$1m together with a US$10m contingent consideration. While Damang continues to contribute healthy cash flow to the Group, we continue to assess our options for the asset. Although there a sizeable Resource below the current Damang Pit, a further cutback will entail material capital investment and we do not believe that this is the most optimal use of our capital. As such, we are exploring alternative options for the asset but will only do so in a responsible and sustainable manner. Cerro Corona is also maturing, with 2025 being the last year of mining before the mine only processes stockpiles from 2026 onwards. While it will continue to produce gold and generate cash flow until 2031, we have begun to consider options for Cerro Corona’s future. Gold Fields has a healthy pipeline of attractive growth opportunities which will enhance the quality of the overall portfolio by lowering average AIC and increasing the free cash-flow generation of the business. Osisko acquisition On 12 August 2024 we announced the acquisition of all the Osisko Mining shares for C$4.90 per share or transaction consideration of approximately C$2.2bn (US$1.6bn and enterprise value of C$1.5bn (US$1.1bn). The acquisition consolidates the Gold Fields’ interest in a world-class, advanced-stage project that we understand well, having jointly owned the asset with Osisko since May 2023. With assets situated in Québec, Canada, Gold Fields will firmly solidify its presence in this Tier-1 mining jurisdiction in one of the largest gold deposits in Canada, and a top ten gold deposit globally by head grade. Full ownership of Windfall enables us to streamline decision-making and increase flexibility with respect to the project’s development and subsequent operation. Based on Osisko’s December 2022 feasibility study, Windfall is expected to produce circa 300,000 ounces per annum at an all-in sustaining cost of below US$800 per ounce (2023 real terms). Our technical and project development work over the last year has progressed our understanding of the asset and confirms our view that Windfall is expected to become one of the lowest cost mines in our portfolio. We believe that Windfall is on track to become our next high-quality, low- cost underground gold mine, with considerable growth prospects along strike and down plunge, well beyond delineated mineral reserves and the current 10-year projected mine life set out in Osisko’s Windfall Feasibility Study. The highly prospective Urban Barry and Quévillon district exploration camps (circa 2,233km2), is anticipated to provide a range of additional opportunities beyond the scope of the Windfall Feasibility Study. Development of Windfall is well advanced. As at May 2023 (when we announced the joint venture partnership with Osisko), Osisko had invested more than C$800m in Windfall. Since then, the partners (through their respective 50% shares) have each invested an additional ~C$158m (total of ~C$316m) on the development of the Project. As a result, Windfall today includes over two million meters of drilling, a submitted Environmental Impact Assessment permitting application in process, studies, significant underground development and major surface infrastructure. The Project is now under its fourth bulk sample permit, with underground infrastructure including 14km of underground development to 671 metres of vertical depth into ore, four main ventilation raises and 57 drill bays, an underground pumping station and a garage currently under construction. Concurrently, extensive surface civil works have already been undertaken, including a lined waste pad, three lined water treatment ponds, a water treatment facility currently under construction, administrative offices, communication tower, temporary 300-person camp, and recreation area. Environmental permitting for full scale construction of the Project is underway, with a new round of questions recently received from the Québec Ministry of the Environment, and final approval expected in 2025. In parallel, discussions have continued towards the execution of an Impact and Benefit Agreement with the Cree First Nation of Waswanipi and the Cree Nation Government in due course, as part of the project development process. During January 2024, the 85 km long 69 kV hydro-electric power line - built, owned and operated by the Waswanipi Cree First Nation - was completed on schedule, and grid power was successfully connected to the Project. This will significantly reduce both power costs and greenhouse gas emissions at the site. Tarkwa/Iduapriem JV In March 2023, Gold Fields announced the proposed joint venture between Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mine in Ghana. In addition to leveraging operating efficiencies to unlock higher grades and enabling an extension of life to at least 18 years, the proposed joint venture is expected to create compelling shared value for all stakeholders. Since the announcement, Gold Fields and AngloGold Ashanti have had extensive engagement with the Government of Ghana with respect to the proposed transaction. While significant progress has been made, final Parliamentary approval has not yet been finalised. We continue to Gold Fields H1 Results 2024 3 actively pursue completion of the joint venture and will keep the market updated with any developments in this regard. Exploration Exploration plays an important role in Gold Fields’ strategy of continually enhancing the quality of our production base. It ensures the longevity of our business by providing a pipeline of attractive opportunities that will potentially be brought into production in the longer term. Our greenfields exploration strategy focuses on targeted expansion within our current operational jurisdictions while continuously screening for new opportunities in select areas based on strict criteria. Our strategies include 100% acquisition, JV earn-in arrangements and equity partnerships. Our greenfields budget is US$40m, with approximately US$9.4m spent in H1. The Group’s greenfields exploration portfolio includes 100% landholdings and joint ventures in Australia, Chile, and Peru, all advancing through early-stage exploration activities, permitting, and access agreements. We also hold strategic positions in several junior exploration companies, including Tesoro Gold (18.9%), Chakana Copper (18.4%), Torq Resources (15.0%), Hamelin Gold (14.9%), Killi Resources (10.9%) and Great Southern Mining (4.6%). Notable highlights in H1 2024 include participating in Chakana Copper’s capital raise (US$0.62m) to fund a maiden drill test of the Mega Gold target, with results pending. Additionally, we announced an option and joint venture on Killi Resources' West Tanami project in Western Australia, where Gold Fields may earn an 85% interest through expenditure of US$8.6m over seven years, including a US$0.33m investment in the company. We have also commenced our earn-in at the Edinburgh Park project in Queensland, making good progress with land access and geophysical programmes. In August, Torq Resources announced a proposed US$48m earn-in option and joint venture agreement with Gold Fields to advance the exploration and development of Torq’s Santa Cecilia copper-gold project in Chile. Under the agreement, Gold Fields is to be granted a two-stage option to acquire up to a 75% interest in the Santa Cecilia Project in exchange for spending US$48m in spending over a maximum of six years. Gold Fields has also entered into three option and joint venture agreements with Gold & Copper Resources to earn up to an 80% interest in three separate areas of the Orange gold project in New South Wales, Australia. Gold Fields must initially spend a minimum of A$9m over three years across the three areas, with rights to earn up to 75% in any or all of the projects by sole funding commitments over 7-8 years (and an additional 5% for funding certain study work). During H2 2024, Gold Fields will continue generative activities, including screening third-party opportunities in Australia, West Africa, and the Americas. Capital allocation framework Capital allocation is a key element of Gold Fields’ strategic decision- making process. In this regard, we have refined our capital allocation framework to guide how capital is deployed and ensure the most attractive return on this capital. In terms of this framework, our capital allocation priorities are as follows: • Maintaining our investment grade credit rating • Spending the necessary capital to ensure safe and reliable production • Paying a base dividend. Gold Fields has a dividend policy of paying out 30% - 45% of normalised earnings. After satisfying the above capital allocation priorities, discretionary growth investments need to compete with additional returns to shareholders. Discretionary growth investments could include exploration, life extension of existing assets, organic growth opportunities and inorganic M&A opportunities. 2024 production and cost guidance Given the operational headwinds experienced in H1 2024, we are reducing 2024 guidance. There will be a significant increase in production during H2 2024, with attributable gold equivalent production expected to be between 1.11Moz - 1.21Moz for the six-month period. Consequently, H2 2024 unit costs are expected be lower than those reported for H1 2024, with AISC forecast of US$1,460/oz – US$1,580/oz and AIC set to be US$1,630/oz – US$1,750/oz for the second half. Taking the second half guidance into account, Group attributable gold equivalent production for 2024 is now expected to be between 2.05Moz - 2.15Moz, with the decrease from previous guidance primarily driven by South Deep and Cerro Corona which has been negatively impacted by the copper price factor. Given the relatively slow progress made with the Salares Norte ramp-up during the winter months, we now expect the mine to produce between 40koz-eq - 50koz-eq in 2024, which has also contributed to the reduced Group guidance. Group AISC is expected to be between US$1,580/oz - US$1,670/oz while AIC is guided to be between US$1,820/oz - US$1,910/oz for the year. These include approximately US$30/oz for the 2024 capital expenditure on the St Ives renewable energy project. Excluding the costs for this project, the range for AISC is US$1,550/oz – US$1,640/oz and US$1,790oz - US$1,880/oz for AIC. Mike Fraser Chief Executive Officer 23 August 2024 4 Gold Fields H1 Results 2024

# Key statistics

| Figures in millions unless otherwise stated | | United States Dollar | | | | |
|---|---|---|---|---|---|---|
| | | Quarter | | | Six months ended | |
| | | **June 2024** | March 2024 | June 2023 | **June 2024** | June 2023 |
| Gold produced* | oz (000) | **454** | 464 | 577 | **918** | 1,154 |
| – Continuing operations | oz (000) | **454** | 464 | 562 | **918** | 1,124 |
| – Discontinued operations | oz (000) | **n/a** | n/a | 15 | **n/a** | 30 |
| Tonnes milled/treated | 000 | **9,854** | 9,904 | 10,766 | **19,757** | 21,465 |
| – Continuing operations | 000 | **9,854** | 9,904 | 10,110 | **19,757** | 20,105 |
| – Discontinued operations | 000 | **n/a** | n/a | 656 | **n/a** | 1,360 |
| Revenue (excluding Asanko) | US$/oz | **2,337** | 2,079 | 1,955 | **2,211** | 1,927 |
| Cost of sales before gold inventory change and amortisation and depreciation (excluding Asanko) | US$/tonne | **53** | 51 | 50 | **52** | 50 |
| AISC# | US$/oz | **1,751** | 1,738 | 1,279 | **1,745** | 1,215 |
| – Continuing operations | US$/oz | **1,751** | 1,738 | 1,277 | **1,745** | 1,213 |
| – Discontinued operations | US$/oz | **n/a** | n/a | 1,374 | **n/a** | 1,319 |
| Total AIC# | US$/oz | **2,008** | 2,115 | 1,454 | **2,060** | 1,398 |
| – Continuing operations | US$/oz | **2,008** | 2,115 | 1,453 | **2,060** | 1,397 |
| – Discontinued operations | US$/oz | **n/a** | n/a | 1,479 | **n/a** | 1,435 |
| Net debt | US$m | **1,153** | 1,143 | 1,028 | **1,153** | 1,028 |
| Net debt (excluding lease liabilities) | US$m | **720** | 720 | 629 | **720** | 629 |
| Net debt to adjusted EBITDA ratio | | **0.53** | 0.51 | 0.42 | **0.53** | 0.42 |
| **Adjusted free cash flow** | US$m | | | | **(57.8)** | 140.2 |
| **Profit attributable to owners of the parent** | US$m | | | | **389.0** | 457.8 |
| – Continuing operations | US$m | | | | **389.0** | 440.5 |
| – Discontinued operations | US$m | | | | **–** | 17.3 |
| **Profit per share attributable to owners of the parent** | US c.p.s. | | | | **43** | 51 |
| – Continuing operations | US c.p.s. | | | | **43** | 49 |
| – Discontinued operations | US c.p.s. | | | | **–** | 2 |
| **Headline earnings attributable to owners of the parent** | US$m | | | | **320.7** | 457.7 |
| – Continuing operations | US$m | | | | **320.7** | 440.4 |
| – Discontinued operations | US$m | | | | **–** | 17.3 |
| **Headline earnings per share attributable to owners of the parent** | US c.p.s. | | | | **36** | 51 |
| – Continuing operations | US c.p.s. | | | | **36** | 49 |
| – Discontinued operations | US c.p.s. | | | | **–** | 2 |
| **Normalised profit attributable to owners of the parent** | US$m | | | | **355.2** | 454.2 |
| – Continuing operations | US$m | | | | **355.2** | 436.9 |
| – Discontinued operations | US$m | | | | **–** | 17.3 |
| **Normalised profit per share attributable to owners of the parent** | US c.p.s. | | | | **40** | 51 |
| – Continuing operations | US c.p.s. | | | | **40** | 49 |
| – Discontinued operations | US c.p.s. | | | | **–** | 2 |

** Gold produced in this table is attributable.*
*# Refer to pages 43 - 46.*
*At 30 June 2024, all operations are wholly owned except for Tarkwa and Damang in Ghana (90.0%), South Deep in South Africa (96.43%), Cerro Corona in Peru (99.5%) and Gruyere JV (50%).*
*Gold produced and sold throughout this report includes copper gold equivalents of approximately 4% of Group production.*
*AISC and total AIC in the key statistics table include all Gold Fields operations, projects and offices.*
*Figures may not add as they are rounded independently.*

Gold Fields H1 Results 2024 5

# All-in cost reconciliation

| | | United States Dollar | | | | |
|---|---|---|---|---|---|---|
| | | Quarter | | | Six months ended | |
| *Figures in millions unless otherwise stated* | | **June 2024** | March 2024 | June 2023 | **June 2024** | June 2023 |
| Total AIC for mining operations including Salares Norte | US$/oz | **1,937** | 2,052 | 1,429 | **1,993** | 1,376 |
| Windfall | US$/oz | **54** | 46 | — | **50** | — |
| Corporate and other | US$/oz | **17** | 17 | 24 | **17** | 21 |
| Total AIC | US$/oz | **2,008** | 2,115 | 1,453 | **2,060** | 1,397 |

# Currencies and metal prices

| | United States Dollar | | | | |
|---|---|---|---|---|---|
| | Quarter | | | Six months ended | |
| *Figures in millions unless otherwise stated* | **June 2024** | March 2024 | June 2023 | **June 2024** | June 2023 |
| US$1-ZAR | **18.56** | 18.87 | 18.66 | **18.72** | 18.21 |
| A$-US$ | **0.66** | 0.66 | 0.67 | **0.66** | 0.68 |
| Gold price (US$/oz) | **2,337** | 2,079 | 1,955 | **2,211** | 1,927 |
| Copper price (US$/tonne) | **9,751** | 8,444 | 8,478 | **9,097** | 8,704 |

## STOCK DATA FOR THE SIX MONTHS ENDED JUNE 2024

| **Number of shares in issue** | |
|---|---|
| – at 30 June 2024 | 895,024,247 |
| – average for six months | 894,737,237 |
| Free float | 100 per cent |
| ADR ratio | 1:1 |
| Bloomberg/Reuters | GFISJ/GFLJ.J |

| NYSE – (GFI) | |
|---|---|
| Range – Six months | US$12.37 – US$18.19 |
| Average Volume – Year | 4,045,237 shares/day |
| JSE Limited – (GFI) | |
| Range – Year | ZAR228.60 - ZAR357.50 |
| Average volume – Year | 2,676,853 shares/day |

## Pro forma financial information

This media release contains certain non-IFRS financial measures in respect of the Group's financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. Non-IFRS financial measures are financial measures other than those defined or specified under all relevant accounting standards. To the extent that these measures are not extracted from the segment disclosure included in the unaudited consolidated interim financial statements of Gold Fields Limited for the six months ended 30 June 2024, these measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group's Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields' financial position, changes in equity, results of operations or cash flows. In addition, these measures may not be comparable to similarly titled measures used by other companies.

The key non-IFRS measures used include normalised profit attributable to the owners of the parent, normalised profit per share attributable to the owners of the parent, net debt (including and excluding lease liabilities), adjusted EBITDA, sustaining capital expenditure, non-sustaining capital expenditure, adjusted free cash flow, adjusted free cash flow from operations, all-in sustaining and total all-in costs. The applicable criteria on the basis of which this information has been prepared is set out in the notes accompanying the media release.

This pro forma financial information has not been reported on by the Group's auditors, being PricewaterhouseCoopers Inc.

6 Gold Fields H1 Results 2024

# Results for the Group

## Six months ended 30 June 2024 compared with six months ended 30 June 2023

### Health and safety

During H1 2023 Gold Fields experience two operational fatalities (FY 2023: 2) and two serious injuries (2023: 6) during H1 2024.

On 2 January 2024, a trackless engineering supervisor was fatally injured in an incident involving trackless mining equipment underground at our South Deep mine in South Africa.

A second fatal incident occurred at our St Ives mine in Australia on 23 April 2024, when a colleague was fatally injured in a mobile equipment related incident at a construction site on the mine. We again extend our sincere condolences to the family, friends and colleagues of our two deceased colleagues.

As a result of our continued failure to eliminate fatal incidents, we commissioned DSS+ (formerly Du Pont) to carry out an independent review of the Group's safety culture, processes, systems and practices. The high-level findings of the study are discussed in the CEO Report.

The study revealed challenges regarding psychological safety of our people as well as wider mental health issues. Addressing these challenges aligns closely with the recommendations arising from the Respectful Workplace review we carried out among our workforce during 2023.

We are continuing to implement the 24 recommendations put together by our teams and EB&Co, the consultancy that carried out the Respectful Workplace review. We have already implemented policy changes to strengthen diversity and eliminate discrimination, bullying, harassment and other undesirable behaviours at our offices and mines.

| | Year ended | | |
|---|---|---|---|
| **Safety** | **H1 2024** | FY 2023 | H1 2023 |
| Fatalities | **2** | 2 | 1 |
| Serious injuries[1] | **2** | 6 | 3 |

*[1] A Serious Injury is a work-related injury that incurs 14 days or more of work lost and results in a range of injuries detailed at goldfields.com/safety.php*

### Environmental

No serious (level 3–5) environmental incidents were reported for H1 2024, continuing the trend of preceding years. We last incurred a serious environmental incident in 2018.

The Group has two water-related targets for 2030, focusing on proactive water management and efficiency and enhanced engagement with catchment stakeholders. Performance remains on track to meet these targets:

- H1 2024 water recycled/reused was 73% (H1 2023: 71%). Targets: 2024: 75%; 2030: 80%
- H1 freshwater withdrawal was 6.1 GL (H1 2023: 5.3 GL). Targets: FY 2024: 11.8 GL; 2030: 8.00 GL

Water use is subject to seasonal variation and is usually high in H1 2024 YTD freshwater withdrawal was higher due to a heavy rainfall event at Granny Smith improving their water quality classification to fresh water. The additional water has significant advantages as use of rainwater does not impact aquifers and alleviates future strain on borefields.

Group energy spend was US$212m (20% of operating costs) and US$209/oz for H1 2024 compared to US$405m (19% of operating costs) and US$163/oz in 2023, reflecting slightly higher fuel prices and lower gold production. Group energy use was 7.0 petajoules (PJ), compared to 6.9 PJ for same period last year, or 14.0 PJ for FY2023.

Scope 1 and 2 $CO_2e$ emissions were 0.8Mt, consistent with H1 2023 or 1.6 Mt for FY2023. The main reason for the deterioration in emissions intensity was lower gold production despite constant tonnes mined and processed.

Renewables accounted for 17.3% (2023: 17.2%) of electricity consumption at Group level during H1 2024, with renewables providing 50% of electricity consumed by our Agnew mine in Australia and 17% of South Deep's electricity consumption. Wind trials and an Environmental Impact Assessment continue at South Deep. Construction of the US$195m renewables project at St Ives in Australia commenced and, once commissioned, will add impetus in our drive to reduce our scope 1 and 2 emissions.

In line with our 2020 commitment, we published the GISTM reports for our high-priority dams at the Tarkwa and Cerro Corona mines on 4 August 2023 and are on track to publish the GISTM reports for our remaining active facilities by August 2025.

The Salares Norte chinchilla rescue and relocation plan was approved by the regulator in June 2023. Implementation of the three year plan commenced in late 2023. In May, Salares Norte received a directive (MUT) from Chile's environmental regulator (SMA) requesting additional information and ordering temporary suspension of the dismantling of Rocky Area No 3. No relocation activities have been, or are planned to be, carried out during the winter months (until September). The MUT was extended to October 2024. Salares Norte is working with the SMA and independent environmental experts to ensure alignment on the programme.

| | Year ended | | |
|---|---|---|---|
| **Environmental** | **H1 2024** | FY 2023 | H1 2023 |
| Environmental incidents – level 3–5 | **—** | — | — |
| Fresh water withdrawal (GL)[1] | **6.10** | 8.78 | 5.28 |
| Water recycled/reused (% of total) | **73.0** | 74.0 | 71.0 |
| Energy consumption (PJ)[2] | **7.0** | 140.0 | 6.9 |
| Energy intensity (GJ/oz) | **6.9** | 5.5 | 5.7 |
| $CO_2$ emissions (kt)[3] | **0.8** | 1.6 | 0.8 |
| $CO_2$ emissions intensity (kg $CO_2$/t mined) | **780** | 656 | 654 |
| Renewables as % of total electricity | **17.3** | 17.2 | 16.6 |

*[1] Relates to operations only.*
*[2] Petajoules (1 PJ=1,000,000MJ).*
*[3] $CO_2$ emissions comprise scope 1 and 2 emissions[4].*
*[4] Scope 1 emissions arise directly from sources managed by the Company. Scope 2 are indirect emissions generated in the production of electricity used by the Company*

### Social

Gold Fields continues to focus on maximising in-country and host community economic impact. The Group's total value distribution was US$2.01bn for H1 2024 compared to US$1.90bn in H1 2023. Gold Fields' procurement from in-country suppliers was US$1,28bn for H1 2024 (97% of total procurement) compared to US$1.25bn in H1 2023 (97% of total).

Gold Fields aims to sustain the value delivered to host communities through employment, procurement and social investments. The Group host community workforce was 9,373 people – 52% of the total workforce (excluding projects and corporate offices) for H1 2024 compared to 8,031, 45% of the total workforce, in H1 2023. Group host community procurement spend in H1 2024 was US$527m (41% of total spend), compared to US$427m (33% of total) for the same period in 2023. In total, value creation to host communities amounted to US$601m in H1 2024, 35% of national value creation (H1 2023: US$498m; 31%). Our 2030 target is 30% of total national value creation.

The Group has an approved pipeline of legacy programmes that will positively impact host communities beyond the life-of-mine. Implementation of two programmes has started.

Our total workforce as at 30 June was approximately 20,200 (including projects and corporate offices), comprising 31% employees and 69% contractors, which is a similar distribution as in 2023. Women comprised 25% of Gold Fields' employees at the end of H1 2024, compared to 22% for H1 2023 and 25% for FY 2023. Currently, women occupy 27% of our leadership rolls and 57% of our female employees work in core mining activities.

Gold Fields H1 Results **2024** 7

Post quarter-end Gold Fields announced two significant events that put substance to our Purpose statement of "creating enduring value beyond mining".

On 7 August, Gold Fields and the Ngadju Native Title Aboriginal Corporation announced the signing of an historic Native Title Agreement for the St Ives mine in Australia. The Ngadju People are the determined Native Title holders of the area surrounding Norseman, spanning 102,000km$^2$, which includes sections of the St Ives tenement. It will see significant value delivered to the Ngadju People through compensation payments and other initiatives and benefits, including a substantial initial payment in recognition of the historical mining activities that have occurred on Ngadju lands.

A key focus of the agreement is the protection and management of cultural heritage. Gold Fields will also guarantee entry-level positions for Ngadju people and prioritise prioritise Ngadju employment and procurement.

On 16 August, the Gold Fields Ghana Foundation handed over the newly constructed and refurbished Tarkwa & Abosso (T&A) Stadium in Tarkwa to the National Sports Authority. The rehabilitation work on the T&A Stadium started in January 2020 and was completed in June this year at a cost of US$16.2m - this makes it one of Gold Fields' largest infrastructure investment projects to date.

This investment transformed the 400-seat football park into an 8,000-plus seater world-class stadium, capable of hosting international matches. The contractors building the stadium employed 924 people from Tarkwa and surrounding communities in the construction of the stadium.

The Foundation, which receives funding from Gold Fields Ghana's Tarkwa and Damang mines, has spent over US$100m over the past two decades to ensure sustainable socio-economic development in host communities and strengthen Gold Fields' social licence to operate.

| | | Year ended | |
|---|---|---|---|
| Social | **H1 2024** | FY 2023 | H1 2023 |
| Host community procurement (% of total) | **41** | 31 | 33 |
| Host community workforce (% of total) | **52** | 52 | 45 |
| Socio-economic development spending (US$m) | **6.5** | 21.0 | 5.7 |
| Women in workforce (% of total) | **25** | 25 | 22 |

8 **Gold Fields H1 Results 2024**

H1 2024 operating performance Income statement Revenue Revenue decreased by 6% from US$2,266m for the six months ended 30 June 2023 to US$2,124m for the six months ended 30 June 2024 due to the 20% lower gold-equivalent ounces sold partially offset by the 15% higher gold price received. Gold-equivalent ounces sold decreased by 20% from 1.207Moz to 0.961Moz. Refer Review of Operations for breakdown per asset. The average US Dollar gold price achieved by the Group increased by 15% from US$1,927/eq oz for the six months ended 30 June 2023 to US$2,211/eq oz for the six months ended 30 June 2024. The average Australian/US Dollar exchange rate weakened by 3% from A$1.00 = US$0.68 for the six months ended 30 June 2023 to A$1.00 = US$0.66 for the six months ended 30 June 2024. The average US Dollar/Rand exchange rate weakened by 3% from R18.21 for the six months ended 30 June 2023 to R18.72 for the six months ended 30 June 2024. Cost of sales before amortisation and depreciation Cost of sales before amortisation and depreciation increased by 15% from US$939m for the six months ended 30 June 2023 to US$1,076m for the six months ended 30 June 2024 mainly due to a GIP credit of US$74m in the six months ended 30 June 2023 compared to a GIP charge of US$51m in the six months ended 30 June 2024. Amortisation and depreciation Amortisation and depreciation for the Group decreased by 37% from US$424m for the six months ended 30 June 2023 to US$269m for the six months ended 30 June 2024 mainly due to lower ounces mined at Tarkwa, Damang and Cerro Corona for the six months ended 30 June 2024. Investment income Investment income remained similar at US$13m for the six months ended 30 June 2024. Finance expense Finance expense for the Group decreased by 36% from US$33m for the six months ended 30 June 2023 to US$21m for the six months ended 30 June 2024 due to higher interest capitalised during the six months ended 30 June 2024. Interest expense on borrowings of US$45m, interest on lease liability of US$12m and rehabilitation interest of US$12m, partially offset by interest capitalised of US$48m for the six months ended 30 June 2024 compared with interest expense on borrowings of US$40m, interest on lease liability of US$11m, rehabilitation interest of US$11m and silicosis unwinding interest of US$1m, partially offset by interest capitalised of US$30m for the six months ended 30 June 2023. Share of results of equity-accounted investees after taxation The share of results of equity-accounted investees’ losses after taxation increased by 325% from US$8m for the six months ended June 2023 to US$34m for the six months ended 30 June 2024. The loss of US$34m for the six month ended 30 June 2024 comprises share of equity- accounted losses from Windfall of US$30m, Lunnon of US$3m and FSE of US$1m. The loss of US$8m for the six month ended 30 June 2023 comprises share of equity-accounted losses from Windfall of US$6m, Lunnon of US$1m and FSE of US$1m. (Loss)/gain on foreign exchange The gain on foreign exchange of US$5m for the six months ended 30 June 2023 compared to a loss of US$14m for six months ended 30 June 2024 and related to the conversion of offshore cash holdings into their functional currencies. Share-based payments Share-based payments for the Group decreased by 20% from US$5m for the six months ended 30 June 2023 to US$4m for the six months ended 30 June 2024 mainly due to lower forecast vesting percentages of share-based payments. Long-term incentive plan The long-term incentive plan decreased by 96% from US$24m for the six months ended 30 June 2023 to US$1m for the six months ended 30 June 2024 due to the current marked-to-market valuation of the plan reflecting forecast performance. Other costs, net Other costs for the Group decreased by 14% from US$21m for the six months ended 30 June 2023 to US$18m for the six months ended 30 June 2024. The decrease is mainly due to facility cancellation fees on unused portion of loan facility due to loan facility renewal in 2023. Exploration expense Exploration expense decreased by 16% from US$38m for the six months ended 30 June 2023 to US$32m for the six months ended 30 June 2023. The decrease is due to lower spend in Chile and Ghana. Non-recurring items Non-recurring expenses of US$2m for the six months ended 30 June 2023 compared to income of US$40m for the six months ended 30 June 2024. The income of US$40m for the six months ended 30 June 2024 comprises: • Profit on disposal of Rusoro of US$62m • Fair value adjustment on disposal of Asanko of US$6m. Partially offset mainly by: • Gruyere rainfall event related costs of US$20m. Non-recurring expenses of US$2m for the six months ended 30 June 2023 mainly comprises restructuring costs at Tarkwa. Royalties Government royalties for the Group remained similar at US$60m for the six months ended 30 June 2024 mainly due to higher royalties in Ghana as a result of higher royalty rate in line with the higher gold price offset by lower royalties at South Deep and Cerro Corona. Mining and income taxation The taxation charge for the Group decreased by 10% from US$275m for the six months ended 30 June 2023 to US$247m for the six months ended 30 June 2024 in line with the lower profit before taxation. Profit for the period Profit for the period decreased by 15% from US$475m for the six months ended 30 June 2023 to US$402m for the six months ended 30 June 2024. Net profit attributable to owners of the parent for the Group decreased by 15% from US$458m or US$0.51 per share for the six months ended 30 June 2023 to US$389m or US$0.43 per share for the six months ended 30 June 2024. Headline earnings attributable to owners of the parent for the Group decreased by 30% from US$458m or US$0.51 per share for the six months ended 30 June 2023 to US$321m or US$0.36 per share for the six months ended 30 June 2024. Normalised profit for the Group decreased by 22% from US$454m or US$0.51 per share for the six months ended 30 June 2023 to US$355m or US$0.40 per share for the six months ended 30 June 2024. Gold Fields H1 Results 2024 9

## Normalised profit

Normalised profit reconciliation for the Group is calculated as follows:

| US$'m | June 2024 | June 2023 |
|---|---|---|
| Profit for the period attributable to owners of the parent | **389.0** | 457.8 |
| Non-recurring items | **(39.8)** | 2.1 |
| Tax effect of non-recurring items | **(3.5)** | (0.5) |
| Non-controlling interest effect of non-recurring items | **—** | (0.1) |
| Loss/(gain) on foreign exchange | **13.9** | (4.6) |
| Tax effect on foreign exchange | **(3.1)** | 0.2 |
| Non-controlling interest effect on foreign exchange* | **(0.5)** | (0.7) |
| South Deep deferred tax rate change | **(0.8)** | — |
| **Normalised profit attributable to owners of the parent** | **355.2** | 454.2 |

*Normalised profit is considered an important measure by Gold Fields of the profit realised by the Group in the ordinary course of operations. In addition, it forms the basis of the dividend pay-out policy. Normalised profit is defined as profit excluding gains and losses on foreign exchange, financial instruments and non-recurring items after taxation and non-controlling interest effect.*

# Statement of cash flow

## Cash flow from operating activities

Cash inflow from operating activities decreased by 12% from US$735m for the six months ended 30 June 2023 to US$645 for the six months ended 30 June 2024. The decrease was mainly due to a lower profit before royalties and taxation and higher royalties and taxation paid partially offset by a positive change in working capital.

### Dividends paid

Dividends paid decreased by 4% from US$223m for the six months ended 30 June 2023 to US$214m for the six months ended 30 June 2024. The dividend paid of US$214m for the six months ended 30 June 2024 comprised dividends paid to owners of the parent of US$199m related to the 2023 final dividend and dividends paid to non-controlling interest holders of US$15m. The dividend paid of US$223m for the six months ended 30 June 2023 comprised dividends paid to owners of the parent of US$215m related to the 2022 final dividend and dividends paid to non-controlling interest holders of US$8m.

## Cash flow from investing activities

Cash outflow from investing activities decreased by 34% from US$773m for the six months ended 30 June 2023 to US$513m for the six months ended 30 June 2024.

### Capital expenditure

Capital expenditure increased by 18% from US$508m for the six months ended 30 June 2023 to US$601m for the six months ended 30 June 2024. The capital expenditure of US$601m for the six months ended 30 June 2024 comprised of sustaining capital expenditure of US$388m and non-sustaining capital expenditure of US$213m. The capital expenditure of US$508m for the six months ended 30 June 2023 comprised of sustaining capital expenditure of US$340m and non-sustaining capital expenditure of US$168m. The increase in sustaining capital is mainly due to higher spend at Gruyere, St Ives and South Deep. The increase in non-sustaining capital is due to a higher spend at Salares Norte.

### Purchase of investments

Purchase of investments increased by 54% from US$13m for the six months ended 30 June 2023 to US$20m for the six months ended 30 June 2024. The purchase of US$20m for the six months ended 30 June 2024 comprised purchases of bonds for the insurance captive of US$18m as well as purchases of Torq Resources shares of US$1m and Tesoro Gold shares of US$1m. The purchase of US$13m for the six months ended 30 June 2023 comprised purchases of bonds for the insurance captive of US$12m as well as a purchase of Hamelin Gold shares of US$1m.

### Purchase of equity-accounted investee

Gold Fields entered into a partnership agreement with Osisko Mining Inc. to develop and mine the world class underground Windfall Project in Québec, Canada. Under the agreement, Gold Fields was required to contribute US$222m (C$300m) for its 50% stake in the joint venture. This payment was made in May 2023.

### Windfall Project capital contributions

The Windfall Project capital contributions increased by 24% from US$34m in the six months ended 30 June 2023 to US$42m in the six months ended 30 June 2024.

### Proceeds on disposal of investments

Proceeds on disposal of investments increased from US$2m in the six months ended 30 June 2023 to US$150m in the six months ended 30 June 2024. The proceeds of US$150m received in 2024 comprised proceeds from the disposal of Rusoro of US$62m, equity holding in Asanko of US$65m and insurance captive bonds of US$23m. The proceeds of US$2m in 2023 related to insurance captive bonds.

### Contributions to environmental trust funds

Contributions remained similar at US$5m for the six months ended 30 June 2024. The contributions of US$5m for the six months to 30 June 2024 comprise US$4m by the Ghanaian region and US$1m by South Deep. In addition, US$13m was set aside for rehabilitation purposes in Australia. If added to the contributions to rehabilitation funds, the total environmental funds set aside for the six months ended 30 June 2024 were US$18m.

The contributions of US$5m for the six months to 30 June 2023 comprise US$4m by the Ghanaian region and US$1m by South Deep in South Africa. In addition, US$20m was set aside for rehabilitation purposes in Australia and Peru. If added to the contributions to rehabilitation funds, the total environmental funds set aside for the six months ended 30 June 2023 were US$25m.

## Cash flow from financing activities

Net cash outflow from financing activities of US$35m for the six months ended 30 June 2024 compared to an inflow of US$159m for the six months ended 30 June 2023. The cash outflow for the six months ended 30 June 2024 related to repayments of US$727m on offshore loans and payment of principal lease liabilities of US$46m partially offset by draw-downs of US$738m on offshore loans. The cash inflow for the six months ended 30 June 2023 related to the draw-downs of US$469m on offshore loans, partially offset by loan repayments of US$274m and payment of principal lease liabilities of US$36m.

## Net cash utilised

Net cash outflow for the Group increased by 16% from US$102m for the six months ended 30 June 2023 to US$118m for the six months ended 30 June 2024. After accounting for a negative translation adjustment of US$3m on non-US Dollar cash balances, the cash outflow for the six months ended 30 June 2024 was US$121m. The cash balance at 30 June 2024 of US$528m compared with US$651m at 30 June 2023.

## Adjusted free cash flow

Adjusted free cash outflow of US$58m for the six months ended 30 June 2024 compared to an inflow of US$140m for the six months ended 30 June 2023 due to lower cash flows from operating activities, higher capital expenditure and higher Windfall capital contributions.

The US$58m adjusted free cash outflow for the six months ended 30 June 2024 comprised: US$321m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$256m spend at Salares Norte (comprising US$230m in capex, US$10m in exploration and a US$16m investment in working capital and other) less US$36m of net non-mine interest paid, US$32m on non-mine based costs mainly due to working capital movements, capital contributions to Windfall joint venture of US$42m and voluntary contributions to cash for environmental purposes in Australia of US$13m.

The US$140m adjusted free cash flow for the six months ended 30 June 2023 comprised: US$482m free cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments) less US$202m spend at Salares Norte (comprising US$180m in capex, US$15m in exploration and a US$7m investment in working capital and other), less US$33m of net non-mine interest paid, US$54m on non-mine based costs mainly due to working capital movements, capital contributions to Windfall joint venture of US$34m and voluntary contributions to cash for environmental purposes in Australia and Peru of US$19m.

10 Gold Fields H1 Results 2024

Adjusted free cash flow is calculated as follows:

| US$'m | Six months ended June 2024 | June 2023 |
|---|---|---|
| Cash flows from operating activities | **644.5** | 735.2 |
| Capital expenditure – additions | **(600.8)** | (507.5) |
| Capital expenditure – working capital | **2.8** | 4.7 |
| Capital expenditure – Windfall capital contribution | **(42.4)** | (33.6) |
| Proceeds on disposal of property, plant and equipment | **1.9** | 1.1 |
| Environmental trust funds contributions | **(4.9)** | (5.0) |
| Contributions to secured cash deposit for future rehabilitation purposes in Australia and Peru | **(12.6)** | (19.2) |
| Payment of lease liability | **(46.3)** | (35.5) |
| **Adjusted free cash (outflow)/inflow** | **(57.8)** | 140.2 |

Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares.

# Statement of financial position

Net debt increased by 13% from US$1,024m at 31 December 2023 to US$1,153m at 30 June 2024.

Net debt excluding lease liabilities increased by 22% from US$588m at 31 December 2023 to US$720m at 30 June 2024.

Net debt is defined by the Group as total borrowings and lease liabilities less cash and cash equivalents.

## Net debt/adjusted EBITDA

The net debt/adjusted EBITDA ratio of 0.53 at 30 June 2024 compared with 0.42 at 30 June 2023. The net debt/adjusted EBITDA ratio of 0.53 at 30 June 2024 is based on net debt of US$1,153m and adjusted EBITDA of US$2,158m.

The net debt/adjusted EBITDA ratio of 0.42 at 30 June 2023 is based on net debt of US$1,024m and adjusted EBITDA of US$2,424m.

## Adjusted EBITDA

Adjusted EBITDA for calculating net debt/adjusted EBITDA is based on the profit for the 12 months ended 30 June 2024 and 30 June 2023 and is determined as follows in US$ million:

| US$'m | June 2024 |
|---|---|
| Revenue | **4,358** |
| Cost of sales before amortisation and depreciation | **(2,088)** |
| Exploration and project costs | **(71)** |
| Other costs* | **(41)** |
| | **2,158** |

**Other costs include other non-mine based costs.*

*Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.*

| US$'m | June 2023 |
|---|---|
| Revenue | **4,318** |
| Cost of sales before amortisation and depreciation | **(1,780)** |
| Exploration and project costs | **(86)** |
| Other costs* | **(28)** |
| | **2,424** |

**Other costs include other non-mine based costs.*

*Adjusted EBITDA is defined by the Group as profit or loss for the year adjusted for interest, taxation, amortisation and depreciation and certain other non-operating costs.*

# All-in sustaining and total all-in cost

## Year-on-year

The Group AISC increased by 44% from US$1,213/oz for the six months ended 30 June 2023 to US$1,745/oz for the six months ended 30 June 2024 mainly due to lower gold sold, higher cost of sales before amortisations and depreciation and higher sustaining capital expenditure. The higher sustaining capital expenditure was mainly at Gruyere, St Ives and South Deep.

Total AIC increased by 47% from US$1,397/oz for the six months ended 30 June 2023 to US$2,060/oz for the six months ended 30 June 2024 mainly due to lower gold sold, higher cost of sales before amortisations and depreciation and higher sustaining and non-sustaining capital expenditure. The higher non-sustaining capital expenditure was mainly at Salares Norte and the Windfall Project. Salares Norte non-sustaining capital expenditure increased by 40% from US$123m for the six months ended 30 June 2023 to US$173m for the six months ended 30 June 2024 due to construction and completion activities as well as pre-commissioning and commissioning expenditures. Total capital expenditure at Salares Norte including both sustaining and non-sustaining capital expenditure increased by 28% from US$180m for the six months ended 30 June 2023 to US$230m for the six months ended 30 June 2024.

Gold Fields H1 Results **2024** 11

# Review of operations

## Six months ended June 2024 compared with six months ended June 2023

*Figures may not add as they are rounded independently.*

### Gruyere

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Mine physicals in table on a 100% basis | | | | |
| Ore mined | 000 tonnes | **2,075** | 4,180 | (50)% |
| Waste (Capital) | 000 tonnes | **16,530** | 8,068 | 105 % |
| Waste (Operational) | 000 tonnes | **293** | 3,354 | (91)% |
| Total waste mined | 000 tonnes | **16,824** | 11,422 | 47 % |
| Total tonnes mined | 000 tonnes | **18,899** | 15,602 | 21 % |
| Grade mined | g/t | **1.32** | 1.21 | 9 % |
| Gold mined | 000'oz | **88.2** | 163.1 | (46)% |
| Strip ratio | waste/ ore | **8.1** | 2.7 | 200 % |
| Tonnes milled | 000 tonnes | **4,020** | 4,791 | (16)% |
| Yield | g/t | **0.98** | 1.03 | (5)% |
| Gold produced | 000'oz | **126.9** | 158.7 | (20)% |
| Gold sold | 000'oz | **127.1** | 160.1 | (21)% |
| AIC, capital and cash flow in table on a 50% basis | | | | |
| AISC | A$/oz | **2,665** | 1,616 | (65)% |
| | US$/oz | **1,755** | 1,092 | (61)% |
| AIC | A$/oz | **2,676** | 1,648 | (62)% |
| | US$/oz | **1,762** | 1,114 | (58)% |
| Sustaining capital expenditure – 50% basis | A$m | **54.9** | 26.7 | 106 % |
| | US$m | **36.2** | 18.0 | 101 % |
| Non-sustaining capital expenditure – 50% basis | A$m | **—** | — | — % |
| | US$m | **—** | — | — % |
| Total capital expenditure – 50% basis | A$m | **54.9** | 26.7 | 106 % |
| | US$m | **36.2** | 18.0 | 101 % |
| Adjusted pre-tax free cash flow – 50% basis | A$m | **54.8** | 89.3 | (39)% |
| | US$m | **36.1** | 60.4 | (40)% |

Gruyere's results were impacted by substantial rainfall events during March 2024 which resulted in the Great Central Road being closed from 5 March 2024 until 30 April 2024 limiting deliveries of diesel and consumables to the mine. Processing primarily of low-grade stockpiles continued until 28 March 2024 when a lack of reagents resulted in the closure of the mill. Open pit mining operations were also temporarily discontinued during this time due to a lack of diesel. This resulted in a reduction of waste stripping, ore mined and processed when compared to the six months ended 30 June 2023 with consequential reductions in gold produced and increases in AIC/oz.

Gold production decreased by 20% to 126,900oz for H1 2024 from 158,700oz in H1 2023, mainly due to lower volumes of ore mined and processed.

AIC increased by 62% to A$2,676/oz (US$1,762/oz) in H1 2024 from A$1,648/oz (US$1,114/oz) in H1 2023, mainly due to lower gold sold and higher capital expenditure.

Total capital expenditure (on a 50% basis) was 106% higher for the period at A$55m (US$36m) from A$27m (US$18min H1 2023 due increased capital waste mined.

Despite the lower production, Gruyere generated adjusted pre-tax free cash flow of A$55m (US$36m) (50% basis) during H1 2024 compared to A$89m (US$60m) in H1 2023 driven by the increased gold price received during the period.

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 150,000oz - 167,500oz (50%);
- Sustaining capital expenditure ~ A$122m (US$81m) - A$130m (US$86m) (50%);
- Non-sustaining capital expenditure ~ nil (50%);
- AISC ~ A$2,060/oz (US$1,360/oz) - A$2,290/oz - (US$1,510/oz) and
- Total AIC ~ A$2,080/oz (US$1,370/oz) - A$2,310/oz (US$1,525/oz).

### Granny Smith

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **767** | 858 | (11)% |
| Waste mined | 000 tonnes | **246** | 197 | 25 % |
| Total tonnes mined | 000 tonnes | **1,014** | 1,055 | (4)% |
| Grade mined | g/t | **5.54** | 5.17 | 7 % |
| Gold mined | 000'oz | **136.7** | 142.7 | (4)% |
| Tonnes milled | 000 tonnes | **749** | 860 | (13)% |
| Yield | g/t | **5.23** | 4.85 | 8 % |
| Gold produced | 000'oz | **125.9** | 134.1 | (6)% |
| Gold sold | 000'oz | **125.9** | 134.4 | (6)% |
| AISC | A$/oz | **1,907** | 1,719 | (11)% |
| | US$/oz | **1,256** | 1,161 | (8)% |
| AIC | A$/oz | **2,124** | 1,913 | (11)% |
| | US$/oz | **1,399** | 1,293 | (8)% |
| Sustaining capital expenditure | A$m | **38.3** | 39.1 | (2)% |
| | US$m | **25.2** | 26.4 | (5)% |
| Non-sustaining capital expenditure | A$m | **25.4** | 23.4 | 9 % |
| | US$m | **16.8** | 15.8 | 6 % |
| Total capital expenditure | A$m | **63.7** | 62.5 | 2 % |
| | US$m | **42.0** | 42.2 | — % |
| Adjusted pre-tax free cash flow | A$m | **199.6** | 96.6 | 107 % |
| | US$m | **131.5** | 65.3 | 101 % |

Gold production decreased by 6% to 125,900oz in H1 2024 from 134,100oz in H1 2023 due to a decrease in ore mined and processed, partially offset by an increase in yield.

AIC increased by 11% to A$2,124/oz (US$1,399/oz) in H1 2024 from A$1,913/oz (US$1,293/oz) H1 2023 due to lower gold sales and inflationary pressures on commodity inputs and employee and contractor costs.

Total capital expenditure increased by 2% to A$64m (US$42m) for the period from A$63m (US$42m) in H1 2023.

Adjusted pre-tax free cash flow for Granny Smith increased by 107% to A$200m (US$132m) in H1 2024 from A$97m (US$65m) in H1 2023, mainly due to the higher gold price realised.

12 Gold Fields H1 Results 2024

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 270,000oz;
- Sustaining capital expenditure ~ A$77m (US$51m);
- Non-sustaining capital expenditure ~ A$39m (US$26m);
- AISC ~ A$1,765/oz (US$1,165oz); and
- Total AIC ~ A$1,935/oz (US$1,277/oz).

## St Ives

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| **Underground** | | | | |
| Ore mined | 000 tonnes | **830** | 879 | (6)% |
| Waste mined | 000 tonnes | **378** | 319 | 18 % |
| Total tonnes mined | 000 tonnes | **1,209** | 1,198 | 1 % |
| Grade mined | g/t | **4.21** | 4.92 | (14)% |
| Gold mined | 000'oz | **112.3** | 139.0 | (19)% |
| **Surface** | | | | |
| Ore mined | 000 tonnes | **—** | 1,244 | (100)% |
| Waste (Capital) | 000 tonnes | **5,086** | 1,490 | 241 % |
| Waste (Operational) | 000 tonnes | **—** | 730 | (100)% |
| Total waste mined | 000 tonnes | **5,086** | 2,220 | 129 % |
| Total tonnes mined | 000 tonnes | **5,086** | 3,464 | 47 % |
| Grade mined | g/t | **—** | 1.66 | (100)% |
| Gold mined | 000'oz | **—** | 66.3 | (100)% |
| Strip ratio | waste/ ore | **—** | 1.8 | (100)% |
| **Total (underground and surface)** | | | | |
| Total ore mined | 000 tonnes | **830** | 2,123 | (61)% |
| Total grade mined | g/t | **4.21** | 3.01 | 40 % |
| Total tonnes mined | 000 tonnes | **6,295** | 4,662 | 35 % |
| Total gold mined | 000'oz | **112.3** | 205.3 | (45)% |
| Tonnes milled | 000 tonnes | **2,050** | 2,059 | — % |
| Yield – underground | g/t | **3.52** | 4.62 | (24)% |
| Yield – surface | g/t | **0.83** | 1.48 | (44)% |
| Yield – combined | g/t | **2.11** | 2.78 | (24)% |
| Gold produced | 000'oz | **139.0** | 184.2 | (25)% |
| Gold sold | 000'oz | **145.2** | 187.1 | (22)% |
| AISC | A$/oz | **2,827** | 1,723 | (64)% |
| | US$/oz | **1,862** | 1,165 | (60)% |
| AIC | A$/oz | **3,041** | 1,858 | (64)% |
| | US$/oz | **2,003** | 1,256 | (59)% |
| Sustaining capital expenditure | A$m | **105.1** | 58.3 | 80 % |
| | US$m | **69.2** | 39.4 | 76 % |
| Non-sustaining capital expenditure | A$m | **18.8** | 13.4 | 40 % |
| | US$m | **12.4** | 9.1 | 36 % |
| Total capital expenditure | A$m | **123.9** | 71.7 | 73 % |
| | US$m | **81.6** | 48.5 | 68 % |
| Adjusted pre-tax free cash flow | A$m | **25.8** | 133.3 | (81)% |
| | US$m | **17.0** | 90.1 | (81)% |

Gold production decreased by 25% to 139,000oz in H1 2024 from 184,200oz in H1 2023 due to lower grades of ore mined and processed from the underground mines as well as low-grade surface stockpiles processed in the period, compared to higher grade open pit ore from Neptune processed in H1 2023. This was in line with the mine plan for the year. Open pit volumes and associated grades are expected to improve during H2 2024 as the Swiftsure and Invincible Footwall South open pits start contributing to the mining mix. As a result, production at St Ives is anticipated to increase materially during the second half of the year.

AIC increased by 64% to A$3,041/oz (US$2,003/oz) in H1 2024 from A$1,858/oz (US$1,256/oz) in H1 2023 due to a gold-in-process draw-down following processing of surface stockpiles, increased capital expenditure and lower gold sales. AISC and AIC are expected to reduce as volumes increase in H2 2024.

Total capital expenditure increased by 73% to A$124m (US$82m) in H1 2024 from A$72m (US$49m) in the previous period due to development of the Swiftsure and Invincible Footwall South open pits, and expenditure on the Renewables Power Project. These two open pits will move into ore production during the second half of 2024.

Adjusted pre-tax free cash flow at St Ives decreased by 81% to A$26m (US$17m) in H1 2024 from A$133m (US$90m) in H1 2023. This was as a result of lower gold sold and higher capital expenditure, partially offset by a higher gold price received.

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 355,000oz;
- Sustaining capital expenditure ~ A$358m (US$236m);
- Non-sustaining capital expenditure ~ A$43m (US$28m);
- AISC ~ A$2,721/oz (US$1,796/oz); and
- Total AIC ~ A$2,900/oz (US$1,913/oz).

Excluding the renewable microgrid project, the 2024 AISC guidance is A$2,153/oz (US$1,421/oz) and the 2024 AIC guidance is A$2,331/oz (US$1,538/oz).

Gold Fields H1 Results 2024 13

## Agnew

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| **Underground** | | | | |
| Ore mined | 000 tonnes | **594** | 520 | 14 % |
| Waste mined | 000 tonnes | **376** | 407 | (8)% |
| Total tonnes mined | 000 tonnes | **971** | 927 | 5 % |
| Grade mined | g/t | **5.92** | 6.50 | (9)% |
| Gold mined | 000'oz | **113.2** | 108.8 | 4 % |
| **Surface** | | | | |
| Ore mined | 000 tonnes | **—** | 143 | (100)% |
| Waste (Capital) | 000 tonnes | **626** | 1,335 | (53)% |
| Waste (Operational) | 000 tonnes | **—** | 1,187 | 100 % |
| Total waste mined | 000 tonnes | **626** | 2,523 | (75)% |
| Total tonnes mined | 000 tonnes | **626** | 2,666 | (77)% |
| Grade mined | g/t | **—** | 2.12 | (100)% |
| Gold mined | 000'oz | **—** | 9.8 | (100)% |
| Strip ratio | waste/ ore | **—** | 17.6 | (100)% |
| **Total (underground and surface)** | | | | |
| Total ore mined | 000 tonnes | **594** | 663 | (10)% |
| Total grade mined | g/t | **5.92** | 5.55 | 7 % |
| Total tonnes mined | 000 tonnes | **1,597** | 3,593 | (56)% |
| Total gold mined | 000'oz | **113.2** | 118.6 | (5)% |
| Tonnes milled | 000 tonnes | **601** | 673 | (11)% |
| Yield – underground | g/t | **5.71** | 6.06 | (6)% |
| Yield – surface | g/t | **—** | 2.15 | (100)% |
| Yield – combined | g/t | **5.71** | 5.17 | 10 % |
| Gold produced | 000'oz | **110.3** | 111.7 | (1)% |
| Gold sold | 000'oz | **113.0** | 112.8 | — % |
| AISC | A$/oz | **2,059** | 1,831 | (12)% |
| | US$/oz | **1,356** | 1,238 | (10)% |
| AIC | A$/oz | **2,282** | 2,038 | (12)% |
| | US$/oz | **1,503** | 1,377 | (9)% |
| Sustaining capital expenditure | A$m | **40.6** | 37.0 | 10 % |
| | US$m | **26.7** | 25.0 | 7 % |
| Non-sustaining capital expenditure | A$m | **16.8** | 17.9 | (6)% |
| | US$m | **11.0** | 12.1 | (9)% |
| Total capital expenditure | A$m | **57.4** | 54.9 | 5 % |
| | US$m | **37.7** | 37.1 | 2 % |
| Adjusted pre-tax free cash flow | A$m | **128.0** | 86.8 | 47 % |
| | US$m | **84.3** | 58.7 | 44 % |

Gold production decreased by 1% to 110,300oz in H1 2024 from 111,700oz in H1 2023.

AIC increased by 12% to A$2,282/oz (US$1,503/oz) for the period from A$2,038/oz (US$1,377/oz) in H1 2023 due to increased production cost following higher underground ore production and increased capital expenditure.

Total capital expenditure increased by 5% to A$57m (US$38m) in H1 2024 from A$55m (US$37m) in the previous period due to the commencement of the Barren Lands / Redeemer decline and associated capital works in establishing this new underground mine.

Adjusted pre-tax free cash flow for Agnew increased by 47% to A$128m (US$84m) in H1 2024 from A$87m (US$59m) in H1 2023, mainly due to the higher gold price realised.

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 235,000oz;
- Sustaining capital expenditure ~ A$86m (US$57m);
- Non-sustaining capital expenditure ~ A$31m (US$21m);
- AISC ~ A$1,905/oz (US$1,257/oz); and
- Total AIC ~ A$2,110/oz (US$1,393/oz).

## South Deep

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **779** | 798 | (2)% |
| Waste mined | 000 tonnes | **209** | 148 | 41 % |
| Total tonnes | 000 tonnes | **988** | 946 | 4 % |
| Grade mined – underground reef | g/t | **5.41** | 6.26 | (14)% |
| Grade mined – underground total | g/t | **4.26** | 5.28 | (19)% |
| Gold mined | kg | **4,212** | 4,995 | (16)% |
| | 000'oz | **135.4** | 160.6 | (16)% |
| Total development | m | **6,140** | 5,879 | 4 % |
| Secondary support | m | **4,660** | 5,523 | (16)% |
| Backfill | $m^3$ | **263,000** | 178,900 | 47 % |
| Ore processed – underground reef | 000 tonnes | **764** | 808 | (5)% |
| Ore processed – underground waste | 000 tonnes | **123** | 106 | 16 % |
| Ore processed – surface | 000 tonnes | **596** | 511 | 17 % |
| Total tonnes milled | 000 tonnes | **1,482** | 1,425 | 4 % |
| Yield – underground reef | g/t | **4.66** | 5.94 | (22)% |
| Surface yield | g/t | **0.12** | 0.07 | 71 % |
| Total yield | g/t | **2.45** | 3.40 | (28)% |
| Gold produced | kg | **3,633** | 4,841 | (25)% |
| | 000'oz | **116.8** | 155.7 | (25)% |
| Gold sold | kg | **3,521** | 4,743 | (26)% |
| | 000'oz | **113.2** | 152.5 | (26)% |
| AISC | R/kg | **1,147,032** | 811,816 | (41)% |
| | US$/oz | **1,906** | 1,387 | (37)% |
| AIC | R/kg | **1,147,032** | 811,816 | (41)% |
| | US$/oz | **1,906** | 1,387 | (37)% |
| Sustaining capital expenditure | Rm | **824.3** | 658.5 | 25 % |
| | US$m | **44.0** | 36.2 | 22 % |
| Non-sustaining capital expenditure | Rm | **—** | — | — % |
| | US$m | **—** | — | — % |
| Total capital expenditure | Rm | **824.3** | 658.5 | 25 % |
| | US$m | **44.0** | 36.2 | 22 % |
| Adjusted free cash flow | Rm | **587.3** | 1,758.5 | (67)% |
| | US$m | **31.4** | 96.6 | (67)% |

Production results at South Deep for H1 2024 were largely in line with the comparative period for the previous year with the exception of grade mined. The grade mined was negatively impacted by reduced stope

14 Gold Fields H1 Results 2024

access owing to increased backfill rehandling and slow drilling through crushed ground resulting in slower stope turnaround in current destress cuts.

The mine has developed and implemented a recovery plan to address this which is being closely monitored.

Gold produced decreased by 25% to 3,633kg (116,800oz) in H1 2024 from 4,841kg (155,700oz) in H1 2023. The reduction is largely driven by increased off reef development to access new destress cuts. Improved gold contribution from destress cuts is expected in the second half of the year as on reef development increases.

AIC was 41% higher to R1,147,032kg (US$1,906/oz) for H1 2024 from R811,816/kg (US$1,387/oz) in H1 2023, mainly due to the lower gold sold and higher capital expenditure.

Total capital expenditure increased by 25% to R824m (US$44m) for the period from R659m (US$36m) in H1 2023, mainly due to the old return water dam upgrade, TM3 refurbishments and Collision Avoidance System (CAS) level 9 rollout.

Adjusted free cash flow decreased by 67% to R587m (US$31m) for H1 2024 from R1,759m (US$97m) in H1 2023. The decrease is mainly due to lower gold sold and higher capital expenditure, partially offset by a higher gold price received.

***Guidance***

The guidance for South Deep has been revised further from what was announced on 13 June 2024 (9,500kg – 9,700kg) as follows:

- Gold production for 2024 is now expected to be in the range of 7,800kg – 8,200kg, with the mine's AISC and AIC for 2024 expected to be in the range of US$1,890/oz – US$1,980/oz.

## Damang

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | — | 2,265 | (100)% |
| Waste (Capital) | 000 tonnes | — | — | — % |
| Waste (Operational) | 000 tonnes | — | 5,633 | (100)% |
| Total waste mined | 000 tonnes | — | 5,633 | (100)% |
| Total tonnes mined | 000 tonnes | — | 7,898 | (100)% |
| Grade mined | g/t | — | 1.06 | (100)% |
| Gold mined | 000'oz | — | 77.3 | (100)% |
| Strip ratio | waste/ore | — | 2.5 | (100)% |
| Tonnes milled | 000 tonnes | **2,476** | 2,386 | 4 % |
| Yield | g/t | **0.90** | 1.03 | (13)% |
| Gold produced | 000'oz | **71.8** | 79.3 | (9)% |
| Gold sold | 000'oz | **71.4** | 80.4 | (11)% |
| AISC | US$/oz | **1,917** | 1,193 | (61)% |
| AIC | US$/oz | **1,917** | 1,230 | (56)% |
| Sustaining capital expenditure | US$m | **4.7** | 3.5 | 34 % |
| Non-sustaining capital expenditure | US$m | — | — | — % |
| Total capital expenditure | US$m | **4.7** | 3.5 | 34 % |
| Adjusted free cash flow | US$m | **62.4** | 18.3 | 241 % |

Gold production decreased by 9% to 71,800oz in H1 2024 from 79,300oz in H1 2023 mainly due to lower yield due to completion of mining from Huni pit in H2 2023 and the increase of low-grade material fed from surface stockpiles.

A total of 2,476kt ore was fed from the stockpile for H1 2024 at a grade of 0.93g/t compared with 1,002kt at a grade of 1.12g/t from stockpile and 1,384kt at a grade of 1.17g/t from ex-pit in H1 2023.

AIC increased by 56% to US$1,917/oz in H1 2024 from US$1,230/oz in H1 2023 due to lower gold sold, higher capital expenditure and higher cost of sales before amortisation and depreciation. Cost of sales before depreciation and amortisation increased by 53% to US$119m in H1 2024 from US$80m in the previous period mainly due to higher GIP charge.

GIP charge was US$57m in H1 2024, compared with GIP credit of US$19m in H1 2023.

Total capital expenditure increased by 34% to US$5m in H1 2024 from US$4m in H1 2023 mainly due to timing of the Far East Tailings Storage Facility raise project.

Despite the higher AIC, which was largely driven by the non-cash GIP charge of treating stockpiles, Damang generated adjusted free cash flow of US$62m in H1 2024 which was 241% higher than the US$18m in H1 2023.

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 125,000oz;
- Sustaining capital expenditure ~ US$5m;
- Non-sustaining capital expenditure ~ Nil;
- AISC ~ US$2,030/oz; and
- Total AIC ~ US$2,030/oz.

## Tarkwa

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **6,914** | 9,957 | (31)% |
| Waste (Capital) | 000 tonnes | **18,764** | 19,835 | (5)% |
| Waste (Operational) | 000 tonnes | **21,195** | 14,635 | 45 % |
| Total waste mined | 000 tonnes | **39,959** | **34,470** | 16 % |
| Total tonnes mined | 000 tonnes | **46,873** | **44,428** | 6 % |
| Grade mined | g/t | **1.16** | 1.20 | (3)% |
| Gold mined | 000'oz | **258.1** | 384.2 | (33)% |
| Strip ratio | waste/ore | **5.8** | 3.5 | 66 % |
| Tonnes milled | 000 tonnes | **7,350** | 6,981 | 5 % |
| Yield | g/t | **1.05** | 1.28 | (18)% |
| Gold produced | 000'oz | **247.7** | 287.7 | (14)% |
| Gold sold | 000'oz | **248.1** | 290.3 | (15)% |
| AISC | US$/oz | **1,822** | 1,181 | (54)% |
| AIC | US$/oz | **1,822** | 1,181 | (54)% |
| Sustaining capital expenditure | US$m | **112.3** | 121.7 | (8)% |
| Non-sustaining capital expenditure | US$m | — | — | — % |
| Total capital expenditure | US$m | **112.3** | 121.7 | (8)% |
| Adjusted free cash flow | US$m | **51.5** | 97.5 | (47)% |

The focus at Tarkwa for period was to enhance waste stripping activities to expose higher grade ore areas at the Akontansi and Kotraverchy pits to be mined in H2 2024. As a result, total waste tonnes mined increased by 16% to 40.0Mt in H1 2024 from 34.5Mt in the previous period. Ore tonnes mined decreased by 31% to 6.9Mt from 10Mt in H1 2023 and this resulted in the additional lower grade stockpiles processed as mentioned above to fill the mill during H1. As a result, gold production at Tarkwa is expected to increase in H2 2024 when compared to H1 2024 as the higher grade material from the Akontansi and Kotraverchy pits are added to the mining mix.

Gold production decreased by 14% to 247,700oz in H1 2024 from 287,700oz in H1 2023 due to lower yield. Yield decreased by 18% to 1.05g/t in the period from 1.28g/t in H1 2023 due to lower grade fed. Ore processed from stockpile was 2.35Mt at a grade of 0.79g/t in H1 2024

**Gold Fields H1 Results 2024** 15

compared to 0.46Mt at a grade of 1.20g/t in H1 2023 while ex-pit ore processed was 5.0Mt at a grade of 1.28g/t in the period compared to 6.5Mt at 1.34g/in H1 2023.

AIC increased by 54% to US$1,822/oz in H1 2024 from US$1,181/oz in H1 2023 due to lower gold sold and higher cost of sales before amortisation and depreciation which were partially offset by lower capital expenditure. The higher cost of sales before amortisation and depreciation was mainly due the 14% increase in operational tonnes mined to 28.1Mt in H1 2024 from 24.6Mt in H1 2023 and a gold inventory charge to cost of US$51m for the period compared to a gold inventory credit to cost of US$44m in H1 2023.

Total capital expenditure decreased by 8% to US$112m H1 2024 from US$122m in H1 2023 mainly due to lower spend on TSF construction.

Adjusted free cash flow for Tarkwa was 47% lower at US$52m in H1 2024 from US$98m in H1 2023, mainly due to lower gold sold, partially offset by the higher gold price realised.

***Guidance***

Guidance remains unchanged for 2024 as provided in February 2024 as follows:

- Gold produced ~ 540,000oz;
- Sustaining capital expenditure ~ US$167m;
- AISC ~ US$1,480/oz; and
- Total AIC ~ US$1,480/oz.

## Chile

### Salares Norte

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **1,415** | 420 | 237 % |
| Waste (capital) | 000 tonnes | **15,025** | 15,259 | (2)% |
| Waste (operational) | 000 tonnes | **1,741** | 346 | 403 % |
| Total waste mined | 000 tonnes | **16,766** | 15,605 | 7 % |
| Total tonnes mined | 000 tonnes | **18,181** | 16,025 | 13 % |
| Grade mined – gold | g/t | **4.61** | 7.18 | (36)% |
| Grade mined – silver | g/t | **136.55** | 2.99 | 4467 % |
| Gold mined | 000'oz | **209.8** | 97.1 | 116 % |
| Silver mined | 000'oz | **6,210.3** | 40.5 | 15234 % |
| Tonnes milled | 000 tonnes | **16** | — | 100 % |
| Gold produced | 000'oz | **0.5** | — | 100 % |
| Silver produced | 000'oz | **2.5** | — | 100 % |
| Total equivalent gold produced | 000' eq oz | **0.5** | — | 100 % |
| Total equivalent gold sold | 000' eq oz | **0.5** | — | 100 % |
| AISC | US$/oz | **125,081** | — | 100 % |
| AISC | US$/ eq oz | **117,386** | — | 100 % |
| AIC | US$/oz | **500,923** | — | 100 % |
| AIC | US$/ eq oz | **469,667** | — | 100 % |
| Sustaining capital expenditure | US$m | **57.7** | 56.3 | 2 % |
| Non-sustaining expenditure | US$m | **172.5** | 123.3 | 40 % |
| Total capital expenditure | US$m | **230.2** | 179.6 | 28 % |
| Adjusted free cash flow | US$m | **(256.4)** | (202.3) | 27 % |

Construction and commissioning activities at the Salares Norte project continued during H1 2024, with first production delivered on 28 March 2024. Control of the operation was handed over from the project team to the operational team. Ramp-up of the project has been negatively impacted by the early onset of winter events which have persisted. These weather events resulted in the freezing of material in the piping of the process plant causing a temporary shutdown of the plant. These impacts have been greater than planned owing to the early onset and extended duration of winter conditions during the commissioning and ramp-up phase.

We are currently focused on setting up the plant for a safe and sustainable ramp up. We expect to complete all adverse weather mitigation activities (including heat tracing installation) by the first quarter of next year, in order to ensure safe and continuous operations through winter conditions, in line with the design criteria of the plant.

The plant is expected to restart by 30 September 2024 and deliver production of 40koz - 50koz in 2024. Any unforeseen delays to this plant restart date will impact production volumes for 2024.

Gold and silver production in H1 2024 was 487oz Au and 2,475 oz Ag respectively, resulting in gold-equivalent production of 517oz for H1 2024.

Total AIC in H1 2024 was US$500,923/oz.

Total capital expenditure increased by 28% to US$230m for the period from US$180m in H1 2023. The higher capital expenditure was mainly due to prioritising Salares Norte Project construction and completion activities (pre-commissioning and commissioning).

Adjusted free cash outflow for Salares Norte increased by 27% to US$256m in H1 2024 from US$202m in H1 2023 mainly as a result of the higher capital expenditure.

***Guidance***

Given the relatively slow progress made with the Salares Norte ramp-up during the winter months, we now expect the mine to produce between 40koz eq - 50koz eq.

16 **Gold Fields H1 Results 2024**

## Peru

### Cerro Corona

| | | June 2024 | June 2023 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **5,101** | 6,370 | (20)% |
| Waste mined | 000 tonnes | **6,128** | 4,375 | 40 % |
| Total tonnes mined | 000 tonnes | **11,229** | 10,745 | 5 % |
| Grade mined – gold | g/t | **0.46** | 0.69 | (33)% |
| Grade mined – copper | per cent | **0.33** | 0.41 | (20)% |
| Gold mined | 000'oz | **74.8** | 142.2 | (47)% |
| Copper mined | 000 tonnes | **16,975** | 25,812 | (34)% |
| Tonnes milled | 000 tonnes | **3,023** | 3,326 | (9)% |
| Gold recoveries | per cent | **71.4** | 73.8 | (3)% |
| Copper recoveries | per cent | **89.1** | 89.5 | — % |
| Yield – Gold | g/t | **0.40** | 0.69 | (42)% |
| – Copper | per cent | **0.35** | 0.45 | (22)% |
| – Combined | eq g/t | **0.81** | 1.27 | (36)% |
| Gold produced | 000'oz | **37.0** | 70.9 | (48)% |
| Copper produced | tonnes | **10,078** | 14,267 | (29)% |
| Total equivalent gold produced | 000' eq oz | **78.5** | 135.3 | (42)% |
| Total equivalent gold sold | 000' eq oz | **79.6** | 138.3 | (42)% |
| AISC | US$/oz | **830** | 168 | (394)% |
| AISC | US$/ eq oz | **1,525** | 917 | (66)% |
| AIC | US$/oz | **911** | 307 | (197)% |
| AIC | US$/ eq oz | **1,563** | 990 | (58)% |
| Sustaining capital expenditure | US$m | **10.0** | 11.9 | (16)% |
| Non-sustaining capital expenditure | US$m | **0.3** | 8.2 | (96)% |
| Total capital expenditure | US$m | **10.3** | 20.0 | (49)% |
| Adjusted free cash flow | US$m | **15.0** | 71.2 | (79)% |

Mining was re-sequenced into lower grade areas of the pit during Q1 2024 due to adverse weather conditions that resulted in a slippage on the North wall of the pit. Grades are expected to increase during H2 2024 as mining returns to the higher grade areas of the pit which will drive a material improvement in production during the second half.

Gold production decreased by 48% to 37,000oz in H1 2024 from 70,900oz in H1 2023 and copper production decreased by 29% to 10,078t for the period from 14,267t in H1 2023. In both cases, the decrease was mainly due to lower yield as a result of lower head grades processed combined with lower throughput due to ore hardness. Consequently, total equivalent gold production decreased by 42% to 78,500oz in H1 2024 from 135,300oz in H1 2023.

AIC per gold ounce increased by 197% to US$911/oz in H1 2024 from US$307/oz in H1 2023, mainly due to lower gold sold and lower by-product credits for the period as a result of lower copper sold partially offset by lower capital expenditure.

Total capital expenditure decreased by 49% to US$10m in H1 2024 from US$20m in H1 2023, due to the completion of the TSF construction in 2023.

Adjusted free cash flow for Cerro Corona decreased by 79% to US$15m in H1 2024 from US$71m in H1 2023, mainly due to lower gold-equivalent ounces sold, partially offset by the higher gold and copper prices realised.

***Guidance***

The estimate for 2024 is revised as follows:

- Gold equivalents produced ~ 177,000 oz (original guidance 197,000 oz);
- Gold produced ~91,300 oz (original guidance 96,900 oz);
- Copper tonnes produced ~ 21,800 t (original guidance 24,185 t);
- Copper price ~ US$9,080 per tonne (original guidance US$8,500 per tonne);
- Gold price ~ US$2,310/oz (original guidance US$2,050/oz);
- AISC ~ US$1,515/eq oz (original guidance US$1,230/eq oz);
- Total AIC ~ US$1,590/eq oz (original guidance US$1,310/eq oz);
- AISC ~ US$870/oz (original guidance US$585/oz); and
- Total AIC ~ US$1,010/oz (original guidance US$735/oz).

Gold Fields H1 Results 2024 17

Corporate announcements PIC acquires over 20% shareholding in Gold Fields On 18 June 2023 Gold Fields Gold Fields Limited has received formal notification that the Public Investment Corporation SOC Limited (PIC) has, in aggregate, acquired an interest in the ordinary shares of the company, such that the total interest in the ordinary shares of the Company held by PIC now amounts to 20.099% of the total issued ordinary shares of the company. This makes the PIC, which among others oversees the investments of the South African Government Employee Pension Fund, the largest shareholder in Gold Fields. Revision to Salares Norte and Group 2024 guidance On 13 June 2023, Gold Fields reported that the ramp-up at the Salares Norte Project had been further negatively impacted by the early onset of winter events which have persisted in recent weeks. These weather events resulted in the freezing of material in the piping of the process plant causing temporary shutdown of the plant. These impacts have been greater than planned owing to the early onset and extended duration of winter conditions during the commissioning and ramp-up phase. The plant has been restarted, however, commissioning and ramp-up during the winter period are expected to continue to be challenging, creating uncertainty on production levels during the winter months. Calendar year 2024 production guidance for the Project is therefore being revised down from the previously indicated gold-equivalent ounces range of 220koz – 240koz, to 90koz – 180koz. The bottom end of this range (90koz) is largely independent of weather events until late August 2024 and assumes the following for ramp-up from now until the end of 2024: • No production until the end of the winter period with testing of sub-systems only until end of August 2024. • Ramp-up resumes on 1 September 2024. • No significant weather events resulting in multiday stoppages from September 2024 onwards (weather-related downtime is considered in the ramp-up factor). • Circuit C commissioning continues from September 2024 onwards, with this circuit fully operational by mid-October 2024. • Conservative metallurgical recoveries. The top end of the range (180koz) assumes the following for ramp-up from now until the end of 2024: • Ramp-up resumes on 15 June 2024. • No significant weather events that result in multi-day stoppages for the rest of 2024 (weather-related downtime is considered in the ramp-up factor) • Circuit C commissioning continues from July 2024 onwards with this circuit fully operational by August 2024. • Conservative metallurgical recoveries. The design criteria of the plant will be capable of handling such winter weather events at steady state and total Project capital costs remain in line with guidance of US$1,180m - US$1,200m. Due to the Salares Norte production revision, Gold Fields is revising 2024 Group production guidance from 2.33Moz - 2.43Moz to 2.20Moz – 2.30Moz. All-in costs (AIC) for the group in 2024 are revised from the US$1,600/oz – US$1,650/oz range previously guided to US$1,675/oz – US$1,740/oz, while guidance for all-in sustaining costs (AISC) is revised to US$1,470/oz – US$1,530/oz (compared to US$1,410/oz – US$1,460/oz previously guided). Update on Salares Norte chinchilla capture and relocation plan On 17 May 2024, Gold Fields advised shareholders that Salares Norte had received an urgent and transitionary measure (MUT) from Chile’s Superintendence of Environment (SMA) ordering temporary suspension of the dismantling of Rocky Area No 3 (R3) as part of its approved Chinchilla rescue and relocation plan. On 5 June 2024, Salares Norte received an updated notice from the SMA extending the suspension of dismantling R3 for a further 120 days. Mining operations and project activities are continuing, and the focus remains on ramp-up of the project, respecting the buffer zones established to avoid any potential disturbance to this species and complying with all other regulatory requirements established by the authority. As part of the initial MUT issued on 14 May 2024, the SMA requested additional information detailing the monitoring activities undertaken at R3. Salares Norte submitted this information which included endoscopic probe search and night camera recordings. Gold Fields continues to engage with the SMA to progress the Chinchilla capture and relocation plan. In accordance with the approved capture and relocation plan, Gold Fields is not planning to undertake any capture and relocation activities during the winter months at Salares Norte. The Company remains committed to the safe capture and relocation of the protected Chinchilla species and Salares Norte continues to work with the SMA and independent environmental experts on all aspects of this programme. Outcome of Gold Fields 2024 Annual General Meeting At the hybrid Annual General Meeting of Gold Fields, held on Thursday, 30 May 2024 at 13:30, all resolutions were passed by the requisite majority. Of the total issued share capital of 895,024,247, the total number of shares present/represented, including proxies at the meeting were 753,884,667 shares, being 84,23% of the total votable shares. The detailed voting outcome is recorded in the SENS release at: https://www.profiledata.co.za/JSE_SENS_PDF/history/2024/05/30/ SENS_20240530_S490183.pdf. 18 Gold Fields H1 Results 2024

Cash dividend In line with the Company’s dividend policy, the Board has approved and declared an interim dividend number 100 of 300 SA cents per ordinary share (gross) in respect of the six months ended 30 June 2024. The interim dividend will be subject to the dividend withholding tax of 20% (twenty per cent). In accordance with paragraph 11.17 of the JSE Listings Requirements, the following additional information is disclosed: • The dividend has been declared out of income reserves; • The gross local dividend amount is 300 SA cents per ordinary share for shareholders exempt from dividends tax; • The dividend withholding tax of 20% (twenty per cent) will be applicable to this dividend; • The net local dividend amount is 240 SA cents per ordinary share for shareholders liable to pay the dividends tax; • Gold Fields currently has 895,024,247 ordinary shares in issue; and • Gold Fields’ income tax number is 9160035607. Shareholders are advised of the following dates in respect of the interim dividend: • Interim dividend number 100: 300 SA cents per share; • Declaration date: Tuesday, 20 August 2024; • Last date to trade cum-dividend: Tuesday, 10 September 2024; • Sterling and US Dollar conversion date: Wednesday, 11 September 2024; • Shares commence trading ex-dividend: Wednesday, 11 September 2024; • Record date: Friday, 13 September 2024; and • Payment of dividend: Monday, 16 September 2024. Share certificates may not be dematerialised or rematerialised between Wednesday, 11 September 2024 and Friday, 13 September 2024, both dates inclusive. Gold Fields H1 Results 2024 19

Basis of preparation The unaudited consolidated interim financial statements for the six months ended 30 June 2024 were prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS), the Financial Pronouncements as issued by the Financial Reporting Standard Council, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee (as applicable), and have been prepared in accordance with and contain the information required by IAS 34 Interim Financial Reporting, the requirements of the South African Companies Act of South Africa, Act 71 of 2008 (Companies Act), as amended, and the JSE Limited Listings Requirements. The consolidated interim financial statements are prepared on a going concern basis. The consolidated interim financial statements are presented in United States Dollars, which is Gold Fields Limited’s presentation currency. The accounting policies applied in the preparation of these condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous annual financial statements. Pro forma financial information The unaudited consolidated interim financial statements contain certain non-IFRS financial measures in respect of the Group’s financial performance, the statement of financial position and cash flows presented in order to provide users with relevant information and measures used by the Group to assess performance. These measures constitute pro forma financial information in terms of the JSE Limited Listings Requirements and are the responsibility of the Group’s Board of Directors. They are presented for illustrative purposes only and due to their nature, may not fairly present Gold Fields’ financial position, changes in equity, results of operations or cash flows. The key non-IFRS measures used and defined in the media release include: • Normalised earnings is defined as normalised profit attributable to owners of the parent which is defined as profit excluding gains and losses on foreign exchange, financial instruments, non-recurring NRV adjustments to stockpiles and non-recurring items after taxation and non-controlling interest effect; • Normalised profit per share attributable to owners of the parent; • Net debt which is calculated as borrowings plus the current portion of borrowings and lease liabilities plus current portion of lease liabilities less cash and cash equivalents; • Net debt (excluding lease liabilities) which is calculated as borrowings plus the current portion of borrowings less cash and cash equivalents; • Adjusted free cash flow is calculated as cash flow from operating activities less net capital expenditure, environmental payments, lease payments and redemption of Asanko preference shares; • Adjusted free cash flow from operations is calculated as cash flow from operating activities less net capital expenditure, environmental payments and lease payments from the eight mining operations; • Adjusted EBITDA is required to be determined in terms of loan and revolving credit facilities agreements to evaluate compliance with debt covenants; • Sustaining capital expenditure represents the majority of capital expenditures at existing operations, including mine development costs, ongoing replacement of mine equipment and other capital facilities and other capital expenditures at existing operations; • Non-sustaining capital expenditure represents capital expenditures for major growth projects as well as enhancement capital for significant infrastructure improvements at existing operations; and • AISC and total AIC are presented to provide transparency into the costs associated with producing and selling an ounce of gold and is a common measure presented within the mining industry. Mineral resources and mineral reserves There were no material changes to the Mineral Resources and Mineral Reserves from what was previously reported by the Group at 31 December 2023. Class action settlement The Tshiamiso Trust has been established to carry out the terms of the class action settlement agreement reached between six gold mining companies (including Gold Fields) and claimant attorneys in the silicosis and TB class action. The Tshiamiso Trust is responsible for ensuring that all eligible current and former mineworkers across southern Africa with silicosis or work-related TB (or their dependants where the mineworker has passed away) are compensated pursuant to the silicosis and TB class action settlement agreement and Tshiamiso Trust Deed (collectively the “Settlement Agreement”). Financial provision Gold Fields has provided for the estimated cost of the class action settlement based on actuarial assessments and the provisions of the settlement agreement. Gold Fields’ share of the estimated cost of the class action settlement has decreased year-on-year. At 30 June 2024, the provision for Gold Fields’ share of the settlement of the class action claims and related costs amounts to US$5.4m (R98.2m) (31 December 2023: US$5.1m (R93.8m)). The nominal value of this provision is US$7.3m (R133.0m) (31 December 2023: US$7.2m (R131.6m)). US$85 million Gold Fields La Cima revolving credit facility In May 2024, Gold Fields La Cima entered into a US$85m revolving credit facility to refinance the US$150m revolving credit facility. The final maturity date of this facility is 28 April 2026. US$1,200m syndicated revolving credit facility In May 2024, the US$1,200m syndicated revolving credit facility was extended by one year. The facility lender commitments will now run as follows: US$1,200m up to 25 May 2028, then US$1,116.7m up to 25 May 2029. Segment reporting The net profit/(loss) for continuing and discontinued operations per the income statement reconciles to the net profit/(loss) in the segmental operating and financial results as follows: Six months ended June 2024 US$’m Net profit 402.4 – Operating segments 415.1 – Corporate and projects (12.7) Six months ended June 2023 US$’m Net profit 474.6 – Operating segments 494.2 – Corporate and projects (19.6)1 1 Comprises mainly non-mine interest and other costs. Mike Fraser Chief Executive Officer 23 August 2024 20 Gold Fields H1 Results 2024

The financial statements are presented on a condensed consolidated basis.

# Income statement

| | | United States Dollars Six months ended | |
|---|---|---|---|
| Figures in millions unless otherwise stated | Notes | June 2024 | June 2023 |
| **CONTINUING OPERATIONS** | | | |
| Revenue | 1 | **2,123.9** | 2,266.3 |
| Cost of sales | 2 | **(1,344.5)** | (1,362.7) |
| Cost of sales before amortisation and depreciation | | **(1,075.9)** | (939.2) |
| Cost of sales before gold inventory change and amortisation and depreciation | | **(1,024.5)** | (1,013.5) |
| Gold inventory change | | **(51.4)** | 74.3 |
| Amortisation and depreciation | | **(268.6)** | (423.5) |
| Investment income | 3 | **12.7** | 13.4 |
| Finance expense | 4 | **(20.8)** | (32.5) |
| Equity-accounted loss, after taxation | 5 | **(33.7)** | (7.5) |
| (Loss)/gain on foreign exchange | | **(13.9)** | 4.6 |
| Share-based payments | 6 | **(3.5)** | (4.7) |
| Long-term incentive plan | 7 | **(0.7)** | (24.1) |
| Other costs, net | | **(18.1)** | (21.0) |
| Exploration expenses | 9 | **(32.0)** | (37.6) |
| **Profit before royalties, taxation and non-recurring items** | | **669.4** | 794.2 |
| Non-recurring items | | **39.8** | (2.1) |
| **Profit before royalties and taxation** | 8 | **709.2** | 792.1 |
| Royalties | 10 | **(60.1)** | (60.2) |
| **Profit before taxation** | | **649.1** | 731.9 |
| Mining and income taxation | 11 | **(246.7)** | (274.6) |
| Normal taxation | | **(173.1)** | (252.9) |
| Deferred taxation | | **(73.6)** | (21.7) |
| **Profit from continuing operations** | | **402.4** | 457.3 |
| **DISCONTINUED OPERATION** | | | |
| Profit from discontinued operation | 12 | **—** | 17.3 |
| **Profit for the year** | | **402.4** | 474.6 |
| **Profit attributable to:** | | | |
| Owners of the parent - continuing operations | | **389.0** | 440.5 |
| Owners of the parent - discontinued operation | | **—** | 17.3 |
| Non-controlling interest - continuing operations | | **13.4** | 16.8 |
| **Profit attributable to owners of the parent** | 13.1 | **389.0** | 457.8 |
| Profit attributable to owners of the parent - continuing operations | 13.2 | **389.0** | 440.5 |
| Profit attributable to owners of the parent - discontinued operation | 13.3 | **—** | 17.3 |
| **Diluted profit attributable to owners of the parent** | 13.4 | **386.3** | 453.5 |
| Diluted profit attributable to owners of the parent - continuing operations | 13.5 | **386.3** | 436.2 |
| Diluted profit attributable to owners of the parent - discontinued operation | 13.6 | **—** | 17.3 |
| **Profit per share (cents) attributable to owners of the parent** | 13.1 | **43** | 51 |
| Profit per share (cents) attributable to owners of the parent - continuing operations | 13.2 | **43** | 49 |
| Profit per share (cents) attributable to owners of the parent - discontinued operation | 13.3 | **—** | 2 |
| **Diluted profit per share (cents) attributable to owners of the parent** | 13.4 | **43** | 51 |
| Diluted profit per share (cents) attributable to owners of the parent - continuing operations | 13.5 | **43** | 49 |
| Diluted profit per share (cents) attributable to owners of the parent - discontinued operation | 13.6 | **—** | 2 |
| **Non-IFRS measures and other disclosures** | | | |
| **Non-recurring items:** | | | |
| Profit on disposal of assets | | **0.6** | 0.3 |
| Restructuring costs | | **(0.6)** | (1.6) |
| Profit on disposal of asset held for sale - Rusoro | 15 | **62.3** | — |
| Fair value adjustment of asset held for sale - Asanko Gold | 15 | **5.6** | — |
| Impairment of investments and assets | | **—** | (0.2) |
| Gruyere rainfall event | | **(20.0)** | — |
| Other | | **(8.1)** | (0.6) |
| **Total non-recurring items** | | **39.8** | (2.1) |
| Taxation on items above | | **3.5** | 0.5 |
| **Non-recurring items after tax** | | **43.3** | (1.6) |

Gold Fields H1 Results **2024** 21

| | | United States Dollars<br>Six months ended | |
|---|---|---|---|
| *Figures in millions unless otherwise stated* | Notes | June 2024 | June 2023 |
| **Non-IFRS measures and other disclosures (continued)** | | | |
| **Headline earnings attributable to owners of the parent** | 13.7 | **320.7** | 457.7 |
| Headline earnings attributable to owners of the parent – continuing operations | 13.8 | **320.7** | 440.4 |
| Headline earnings attributable to owners of the parent – discontinued operation | 13.9 | **—** | 17.3 |
| **Diluted headline earnings attributable to owners of the parent** | 13.10 | **318.0** | 453.4 |
| Diluted headline earnings attributable to owners of the parent – continuing operations | 13.11 | **318.0** | 436.1 |
| Diluted headline earnings attributable to owners of the parent – discontinued operation | 13.12 | **—** | 17.3 |
| **Headline earnings per share (cents) attributable to owners of the parent** | 13.7 | **36** | 51 |
| Headline earnings per share (cents) attributable to owners of the parent – continuing operations | 13.8 | **36** | 49 |
| Headline earnings per share (cents) attributable to owners of the parent – discontinued operation | 13.9 | **—** | 2 |
| **Diluted headline earnings per share (cents) attributable to owners of the parent** | 13.10 | **36** | 51 |
| Diluted headline earnings per share (cents) attributable to owners of the parent – continuing operations | 13.11 | **36** | 49 |
| Diluted headline earnings per share (cents) attributable to owners of the parent – discontinued operation | 13.12 | **—** | 2 |
| **Normalised profit attributable to owners of the parent** | | **355.2** | 454.2 |
| Normalised profit attributable to owners of the parent – continuing operations | | **355.2** | 436.9 |
| Normalised profit attributable to owners of the parent – discontinued operation | | **—** | 17.3 |
| **Normalised profit per share (cents) attributable to owners of the parent** | | **40** | 51 |
| Normalised profit per share (cents) attributable to owners of the parent – continuing operations | | **40** | 49 |
| Normalised profit per share (cents) attributable to owners of the parent – discontinued operation | | **—** | 2 |
| US Dollar/South African Rand conversion rate | | **18.72** | 18.21 |
| Australian Dollar/US Dollar conversion rate | | **0.66** | 0.68 |

*Figures may not add as they are rounded independently.*
*The condensed consolidated financial statements for the year ended 30 June 2024 have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group Financial Controller. This process was supervised by Alex Dall, the interim Group Chief Financial Officer.*

22 Gold Fields H1 Results 2024

Statement of comprehensive income United States Dollars Six months ended Figures in millions unless otherwise stated June 2024 June 2023 Profit for the year 402.4 474.6 Other comprehensive income, net of tax (6.9) (180.0) Equity investments from continuing operations at FVOCI – net change in fair value* 28.2 (2.8) Equity investments from discontinued operation at FVOCI – net change in fair value* — 3.1 Taxation on above item* (10.2) 0.6 Foreign currency translation adjustments# (24.9) (180.9) Total comprehensive income for the year 395.5 294.6 Attributable to: – Owners of the parent 378.9 280.4 – Non-controlling interest 16.6 14.2 395.5 294.6 * Items that will not be reclassified to profit or loss. # Items can be subsequently reclassified to profit or loss. Gold Fields H1 Results 2024 23

# Statement of financial position

| Figures in millions unless otherwise stated | Notes | United States Dollars June 2024 | United States Dollars December 2023 |
|---|---|---|---|
| **Non-current assets** | | **6,868.7** | 6,338.6 |
| Property, plant and equipment | | **5,481.4** | 5,074.4 |
| Other non-current assets[2] | | **457.5** | 437.2 |
| Equity-accounted investees | | **547.0** | 548.6 |
| Investments | | **160.7** | 106.2 |
| Asanko deferred consideration receivable | 15 | **63.0** | — |
| Deferred taxation | | **159.1** | 172.2 |
| **Current assets** | | **1,496.5** | 1,734.4 |
| Other current assets[2] | | **968.8** | 1,085.7 |
| Cash and cash equivalents[1] | | **527.7** | 648.7 |
| **Assets held for sale** | 15 | **—** | 153.3 |
| **Total assets** | | **8,365.2** | 8,226.3 |
| **Total equity** | | **4,804.7** | 4,619.8 |
| **Non-current liabilities** | | **2,715.9** | 2,100.7 |
| Deferred taxation | | **457.8** | 389.3 |
| Borrowings | 17 | **1,247.2** | 653.4 |
| Environmental rehabilitation provisions | | **396.8** | 406.1 |
| Lease liabilities | | **351.0** | 359.7 |
| Long-term employee benefits | | **13.8** | 40.5 |
| Windfall Project – contingent and exploration consideration | 14 | **243.7** | 245.4 |
| Other long-term provisions | | **5.6** | 6.3 |
| **Current liabilities** | | **844.6** | 1,505.8 |
| Other current liabilities | | **737.0** | 807.6 |
| Current portion of borrowings | | **—** | 583.1 |
| Current portion of employee benefits | | **25.6** | 38.4 |
| Current portion of lease liabilities | | **82.0** | 76.7 |
| **Total equity and liabilities** | | **8,365.2** | 8,226.3 |
| **Non-IFRS measures and other disclosures** | | | |
| **Net debt** | | **1,152.5** | 1,024.2 |
| **Net debt (excluding lease liabilities)** | | **719.5** | 587.8 |
| US Dollar/South African Rand conversion rate | | **18.19** | 18.30 |
| Australian Dollar/US Dollar conversion rate | | **0.67** | 0.68 |

[1] *Cash and cash equivalents include secured cash deposits of US$72.3m (2023: US$59.2m) and US$20.0m (2023: US$20.0m) for Australia and Peru, respectively, set aside for future rehabilitation costs. The contributions are pro-active and not legally required by local legislation.*

[2] *Included in other non-current assets at 30 June 2024 is the Yamana break fee tax receivable of US$73.3m (2023: US$75.7m).*

24 Gold Fields H1 Results 2024

# Statement of changes in equity

| | United States Dollar | | | | |
|---|---|---|---|---|---|
| | Six months ended | | | | |
| *Figures in millions unless otherwise stated* | Stated capital | Other reserves[1] | Retained earnings | Non-controlling interests | Total equity |
| **Balance at 31 December 2023** | **3,871.5** | **(2,359.3)** | **2,963.9** | **143.7** | **4,619.8** |
| Total comprehensive income | — | (10.1) | 389.0 | 16.6 | **395.5** |
| Profit for the year from continuing operations | — | — | 389.0 | 13.4 | **402.4** |
| Loss for the year from discontinued operation | — | — | — | — | **—** |
| Other comprehensive income from continuing operations | — | (10.1) | — | 3.2 | **(6.9)** |
| Other comprehensive income from discontinued operation | — | — | — | — | **—** |
| Dividends declared | — | — | (198.5) | (15.6) | **(214.1)** |
| Share-based payments | — | 3.5 | — | — | **3.5** |
| **Balance at 30 June 2024** | **3,871.5** | **(2,365.9)** | **3,154.4** | **144.7** | **4,804.7** |

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*

| | United States Dollar | | | | |
|---|---|---|---|---|---|
| | Six months ended | | | | |
| *Figures in millions unless otherwise stated* | Stated capital | Other reserves[1] | Retained earnings | Non-controlling interests | Total equity |
| **Balance at 31 December 2022** | **3,871.5** | **(2,293.1)** | **2,629.2** | **131.9** | **4,339.5** |
| Total comprehensive income | — | (177.4) | 457.8 | 14.2 | **294.6** |
| Profit for the year from continuing operations | — | — | 440.5 | 16.8 | **457.3** |
| Profit for the year from discontinued operation | — | — | 17.3 | — | **17.3** |
| Other comprehensive income from continuing operations | — | (180.5) | — | (2.6) | **(183.1)** |
| Other comprehensive income from discontinued operation | — | 3.1 | — | — | **3.1** |
| Dividends declared | — | — | (214.7) | (8.5) | **(223.2)** |
| Share-based payments | — | 4.7 | — | — | **4.7** |
| **Balance at 30 June 2023** | **3,871.5** | **(2,465.8)** | **2,872.3** | **137.6** | **4,415.6** |

[1] *Other reserves mainly comprise foreign currency translation, share-based payments and share of equity-accounted investee's other comprehensive income.*

Gold Fields H1 Results **2024** 25

Statement of cash flows United States Dollar Six months ended Figures in millions unless otherwise stated Notes June 2024 June 2023 Cash flows from operating activities 644.5 735.2 Profit before royalties and taxation 709.2 809.4 Amortisation and depreciation 268.6 423.5 Silicosis payment (0.2) (0.7) Payment of long-term employee benefits (38.2) (32.0) Other non-cash items (74.9) (39.1) South Deep BEE dividend (0.7) (0.7) Change in working capital 16 79.9 (159.3) Royalties and taxation paid (299.2) (265.9) Dividends paid (214.1) (223.2) Owners of the parent (198.5) (214.7) Non-controlling interest holders (15.6) (8.5) Cash flows from investing activities (513.3) (773.0) Capital expenditure – additions (600.8) (507.5) Capital expenditure – working capital 2.8 4.7 Proceeds on disposal of property, plant and equipment 1.9 1.1 Purchase of investments (20.2) (12.7) Purchase of equity-accounted investee - Windfall Project 14 — (221.5) Windfall Project capital contributions 14 (42.4) (33.6) Proceeds on disposal of investments 150.3 1.5 Contributions to environmental trust funds (4.9) (5.0) Cash flows from financing activities (35.0) 158.8 Loans received 737.9 468.6 Loans repaid (726.6) (274.3) Payment of lease liabilities (46.3) (35.5) Net cash utilised (117.9) (102.2) Translation adjustment (3.1) (16.7) Cash and cash equivalent at beginning of the period 648.7 769.4 Cash and cash equivalent at end of the period 527.7 650.5 Non-IFRS measures and other disclosures Adjusted free cash flow (57.8) 140.2 26 Gold Fields H1 Results 2024

# Notes to the condensed consolidated financial statements

| | | United States Dollar | |
|---|---|---|---|
| | | Six months ended | |
| | *Figures in millions unless otherwise stated* | June 2024 | June 2023 |
| **1.** | **Revenue** | | |
| | Revenue from contracts with customers | **2,123.9** | 2,266.3 |
| | – Gold[1] | **2,034.0** | 2,151.7 |
| | – Copper[2] | **89.9** | 114.6 |
| | **Disclosure of disaggregated revenue from contracts with customers** | | |
| | The Group generates revenue primarily from the sale of gold bullion and copper concentrate to refineries and banks. All revenue from contracts with customers is recognised at a point in time. The Group also produces silver which is an insignificant by-product. | | |
| | The disaggregation of revenue from contracts with customers by primary geographical market and product is described in the segmental operating and financial results (pages 42 and 43) | | |
| **2.** | **Cost of sales** | | |
| | Salaries and wages | **(199.5)** | (205.4) |
| | Consumable stores | **(183.8)** | (196.2) |
| | Utilities | **(81.9)** | (71.8) |
| | Mine contractors | **(383.8)** | (366.0) |
| | Other | **(175.5)** | (174.1) |
| | **Cost of sales before gold inventory change and amortisation and depreciation** | **(1,024.5)** | (1,013.5) |
| | Gold inventory change | **(51.4)** | 74.3 |
| | **Cost of sales before amortisation and depreciation** | **(1,075.9)** | (939.2) |
| | Amortisation and depreciation | **(268.6)** | (423.5) |
| | **Total cost of sales** | **(1,344.5)** | (1,362.7) |
| **3.** | **Investment income** | | |
| | Dividends received | **0.1** | — |
| | Unwinding of Asanko deferred consideration receivable | **1.9** | — |
| | Interest received – environmental trust funds | **1.8** | 1.7 |
| | Interest received – cash balances | **8.9** | 11.7 |
| | **Total investment income** | **12.7** | 13.4 |
| **4.** | **Finance expense** | | |
| | Interest expense – borrowings | **(44.6)** | (40.3) |
| | Interest expense – lease liability | **(12.2)** | (11.2) |
| | Interest expense – environmental rehabilitation | **(12.4)** | (11.0) |
| | Unwinding of discount rate on silicosis settlement costs | **(0.2)** | (0.4) |
| | Borrowing costs capitalised[3] | **48.6** | 30.4 |
| | **Total finance expense** | **(20.8)** | (32.5) |
| **5.** | **Share of results of equity-accounted investees, after taxation** | | |
| | Far Southeast Gold Resources Incorporated (FSE) | **(0.6)** | (0.7) |
| | Windfall Project[4] | **(30.5)** | (5.7) |
| | Lunnon Metals Ltd | **(2.6)** | (1.1) |
| | **Share of results of equity-accounted investees, after taxation** | **(33.7)** | (7.5) |

[1] *All regions.*
[2] *Only Peru region (Cerro Corona).*
[3] *General borrowing costs of US$48.6m (2023: US$30.4m) arising on Group general borrowings were capitalised during the periods and related to the Salares Norte project. An average interest capitalisation rate of 3.4% (2023: 3.3%) was applied.*
[4] *Gold Fields share of the Windfall Project's equity-accounted income relates mainly to exploration expenditure.*

Gold Fields H1 Results **2024** 27

# Notes to the condensed consolidated financial statements continued

| | | United States Dollar | |
|---|---|---|---|
| | | Six months ended | |
| | Figures in millions unless otherwise stated | June 2024 | June 2023 |
| 6. | **Share-based payments** | | |
| | Share-based payment expense[1] | (3.5) | (4.7) |
| | **Total included in profit or loss for the period** | **(3.5)** | (4.7) |
| 7. | **Long-term incentive plan** | | |
| | Long-term incentive plan expense[2] | (0.7) | (24.1) |
| | **Total included in profit or loss for the period** | **(0.7)** | (24.1) |
| 8. | **Included in profit before royalties and taxation are the following** | | |
| | Social contributions and sponsorships[3] | (8.7) | (7.4) |
| | Offshore structure costs[3] | (9.9) | (9.1) |
| 9. | **Exploration expense** | | |
| | Australia | (17.2) | (15.1) |
| | Ghana | (1.5) | (4.5) |
| | Chile | (10.0) | (15.3) |
| | Peru | (2.8) | (2.0) |
| | Other | (0.5) | (0.7) |
| | **Total exploration expense** | **(32.0)** | (37.6) |
| 10. | **Royalties** | | |
| | Australia | (24.4) | (25.3) |
| | South Africa | (1.3) | (1.5) |
| | Ghana | (31.8) | (28.6) |
| | Peru | (2.6) | (4.8) |
| | **Total royalties** | **(60.1)** | (60.2) |
| | **Royalty rates** | | |
| | South Africa (effective rate)[4] | 0.5 % | 0.5% |
| | Australia[5] | 2.5 % | 2.5% |
| | Ghana[6] | 4.1% - 5.0% | 4.1% |
| | Peru[7] | 4.1 % | 4.0% |

1 The Group granted equity-settled instruments comprising share options and restricted shares to executive directors, certain officers and employees. During the periods ended 30 June 2024 and 2023, the Gold Fields Limited 2012 Share Plan as amended in 2016 was in place. At the Annual General Meeting on 18 May 2016, shareholders approved the adoption of the revised Gold Fields Limited 2012 Share Plan to replace the long-term incentive scheme (LTIP). The plan provides for four types of participation, namely Performance Shares (PS), Retention Shares (RS), Restricted Shares (RSS) and Matching Shares (MS). This plan is in place to attract, retain, motivate and reward participating employees on a basis which seeks to align the interests of such employees with those of the Company's shareholders.

2 Senior and middle management receive awards under the LTIP. The performance conditions of the LTIP are approved annually by the Remuneration Committee. The expected timing of the cash outflows in respect of each grant is at the end of three years after the original award was made.

3 Included under "Other costs, net" in the consolidated income statement.

4 The Mineral and Petroleum Resource Royalty Act 2008 (Royalty Act) was promulgated on 24 November 2008 and became effective from 1 March 2010. The Royalty Act imposes a royalty on refined (mineral resources that have undergone a comprehensive level of beneficiation such as smelting and refining as defined in Schedule 1 of the Act) and unrefined (mineral resources that have undergone limited beneficiation as defined in Schedule 2 of the Act) minerals payable to the state. The royalty in respect of refined minerals (which include gold refined to 99.5% and above and platinum) is calculated by dividing earnings before interest and taxes (EBIT) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5% has been introduced on refined minerals. The effective rate of royalty tax payable for the period ended 30 June 2024 was 0.5% of mining revenue (2023: 0.5%) equalling the minimum charge per the formula.

5 The Australian operations are subject to a 2.5% (2023: 2.5%) gold royalty on revenue as the mineral rights are owned by the state.

6 Minerals are owned by the Republic of Ghana and held in trust by the President. During 2016, Gold Fields signed a Development Agreement (DA) with the Government of Ghana for both the Tarkwa and Damang mines. This agreement stated that the Ghanaian operations will be subject to a sliding scale for royalty rates, linked to the prevailing gold price (effective 1 January 2017). The sliding scale is as follows:

| Average gold price | | | |
|---|---|---|---|
| Low value | | High value | Royalty rate |
| US$0.00 | – | US$1,299.99 | 3.0% |
| US$1,300.00 | – | US$1,449.99 | 3.5% |
| US$1,450.00 | – | US$2,299.99 | 4.1% |
| US$2,300.00 | – | Unlimited | 5.0% |

7 The Peruvian operations are subject to a mining royalty calculated on a sliding scale with rates ranging from 1% to 12% of the value of operating profit.

28 Gold Fields H1 Results 2024

# Notes to the condensed consolidated financial statements continued

| *Figures in millions unless otherwise stated* | United States Dollar<br>Six months ended<br>June 2024 | <br><br>June 2023 |
|---|---|---|
| **11. Mining and income taxation** | | |
| The components of mining and income tax are the following: | | |
| **South African taxation** | | |
| – Company and capital gains taxation | **(1.3)** | (3.8) |
| – non-mining taxation | **(0.2)** | (0.2) |
| – deferred taxation | **(32.6)** | (33.9) |
| **Foreign taxation** | | |
| – current taxation | **(151.6)** | (239.9) |
| – prior year adjustment – current taxation[1] | **(12.3)** | — |
| – deferred taxation | **(41.0)** | 12.2 |
| **Dividend withholding tax** | **(7.7)** | (9.0) |
| **Total mining and income taxation** | **(246.7)** | (274.6) |
| **South Africa – current tax rates** | | |
| Mining tax[2] | **Y=33-165/X** | Y=33-165/X |
| Non-mining tax[3] | **27.0%** | 27.0% |
| Company tax rate | **27.0%** | 27.0% |
| **International operations – current tax rates** | | |
| Australia | **30.0%** | 30.0% |
| Ghana | **32.5%** | 32.5% |
| Peru | **29.5%** | 29.5% |

[1] *The US$12.3m in 2024 relates to additional transfer pricing tax at Tarkwa.*

[2] *South African mining tax on mining income is determined according to a formula which takes into account the profit and revenue from mining operations. South African mining taxable income is determined after the deduction of all mining capital expenditure, with the proviso that this cannot result in an assessed loss. Capital expenditure amounts not deducted are carried forward as unredeemed capital expenditure to be deducted from future mining income. Accounting depreciation is ignored for the purpose of calculating South African mining taxation. The effective mining tax rate used for deferred tax purposes for Gold Fields Operations Limited (GFO) and GFI Joint Venture Holdings (Proprietary) Limited (GFIJVH), owners of the South Deep mine, has been calculated at 29% (2023: 28%).*
*In the formula above, Y is the percentage rate of tax payable and X is the ratio of mining profit, after the deduction of redeemable capital expenditure, to mining revenue expressed as a percentage.*

[3] *Non-mining income of South African mining operations consists primarily of interest income. The corporate income tax rate was reduced from 28% to 27% for tax years ending on after 31 March 2023 and was effective for the period ended 30 June 2023.*
*Deferred tax is provided at the expected future rate for mining operations arising from temporary differences between the carrying values and tax values of assets and liabilities. In South Africa the tax rate which has been used for deferred tax purposes for mining assets is Y = 33 – 165/X and for non-mining assets is 27%.*

Gold Fields H1 Results **2024** 29

Notes to the condensed consolidated financial statements continued United States Dollar Six months ended Figures in millions unless otherwise stated June 2024 June 2023 12. Discontinued operation Asanko Gold – Asanko Gold – earnings — 17.3 Profit from discontinued operation — 17.3 On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold (both the preference shares and equity- accounted investee) to the joint venture partner Galiano Gold for a total consideration of US$170m. Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine. The transaction was subject to a number of conditions and was concluded on 4 March 2024 with the receipt of US$65m in cash and 28.5m in Galiano shares. Refer note 15 for further details. The share of results of equity investee of Asanko Gold have been presented as a discontinued operation in the comparative income statement. 30 Gold Fields H1 Results 2024

# Notes to the condensed consolidated financial statements continued

| *Figures in millions unless otherwise stated* | | United States Dollar Six months ended June 2024 | June 2023 |
|---|---|---|---|
| **13.** | **Earnings per share** | | |
| 13.1 | **Basic earnings per share – cents** | **43** | 51 |
| | Basic earnings per share is calculated by dividing the profit attributable to owners of the parent of US$389.0m (2023: US$457.8m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| 13.2 | **Basic earnings per share from continuing operations – cents** | **43** | 49 |
| | Basic earnings per share from continuing operations is calculated by dividing the profit attributable to owners of the parent from continuing operations of US$389.0m (2023: US$440.5m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| 13.3 | **Basic earnings per share from discontinued operation – cents** | **–** | 2 |
| | Basic earnings per share from discontinued operation is calculated by dividing the profit attributable to owners of the parent from discontinued operation of US$nil (2023: US$17.3m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| 13.4 | **Diluted earnings per share – cents** | **43** | 51 |
| | Diluted earnings per share is calculated by dividing the diluted profit attributable to owners of the parent of US$386.3m (2023: US$453.5m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). | | |
| | Net profit attributable to owners of the parent has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent: | | |
| | Profit attributable to owners of the parent | **389.0** | 457.8 |
| | South Deep minority interest at 10% | **(2.7)** | (4.3) |
| | **Diluted profit attributable to owners of the parent** | **386.3** | 453.5 |
| | The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares: | | |
| | Weighted average number of ordinary shares | **894,737,237** | 893,093,236 |
| | Share options in issue | **708,555** | 1,505,492 |
| | **Diluted weighted average number of ordinary shares** | **895,445,792** | 894,598,728 |
| 13.5 | **Diluted earnings per share from continuing operations – cents** | **43** | 49 |
| | Diluted earnings per share from continuing operations is calculated by dividing the diluted profit attributable to owners of the parent from continuing operations of US$386.3m (2023: US$436.2m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). | | |
| | Net profit attributable to owners of the parent from continuing operations has been adjusted by the following to arrive at the diluted profit attributable to owners of the parent from continuing operations: | | |
| | Profit attributable to owners of the parent from continuing operations | **389.0** | 440.5 |
| | South Deep minority interest at 10% | **(2.7)** | (4.3) |
| | **Diluted profit attributable to owners of the parent from continuing operations** | **386.3** | 436.2 |
| | The weighted average number of shares has been adjusted by the following to arrive at the diluted number of ordinary shares: | | |
| | Weighted average number of ordinary shares | **894,737,237** | 893,093,236 |
| | Share options in issue | **708,555** | 1,505,492 |
| | **Diluted weighted average number of ordinary shares** | **895,445,792** | 894,598,728 |
| 13.6 | **Diluted earnings per share from discontinued operation – cents** | **–** | 2 |
| | Diluted earnings per share from discontinued operation is calculated by dividing the diluted profit attributable to owners of the parent from discontinued operation of US$nil (2023: US$17.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). | | |

Gold Fields H1 Results 2024 31

| *Figures in millions unless otherwise stated* | | United States Dollar<br>Six months ended<br>June 2024 | <br><br>June 2023 |
|---|---|---|---|
| 13.7 | **Headline earnings per share – cents** | **36** | 51 |
| | Headline earnings per share is calculated by dividing headline earnings of US$320.7m (2023: US$457.7m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| | Net profit attributable to owners of the parent is reconciled to headline earnings as follows: | | |
| | **Long-form headline earnings reconciliation** | | |
| | Profit attributable to owners of the parent | **389.0** | 457.8 |
| | Profit on disposal of assets, net | **(0.4)** | (0.2) |
| | Gross | **(0.6)** | (0.3) |
| | Taxation effect | **0.2** | 0.1 |
| | Impairment of investments and assets and other | **(67.9)** | 0.1 |
| | Impairment of investments and assets | **—** | 0.2 |
| | Profit on disposal of asset held for sale - Rusoro | **(62.3)** | — |
| | Fair value adjustment of asset held for sale - Asanko Gold | **(5.6)** | — |
| | Taxation effect | **—** | (0.1) |
| | **Headline earnings** | **320.7** | 457.7 |
| 13.8 | **Headline earnings per share from continuing operations – cents** | **36** | 49 |
| | Headline earnings per share from continuing operations is calculated by dividing headline earnings from continuing operations of US$320.7m (2023: US$440.4m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| | Net profit attributable to owners of the parent from continuing operations is reconciled to headline earnings from continuing operations as follows: | | |
| | **Long-form headline earnings reconciliation** | | |
| | Profit attributable to owners of the parent from continuing operations | **389.0** | 440.5 |
| | Profit on disposal of assets, net | **(0.4)** | (0.2) |
| | Gross | **(0.6)** | (0.3) |
| | Taxation effect | **0.2** | 0.1 |
| | Impairment of investments and assets and other | **(67.9)** | 0.1 |
| | Impairment of investments and assets | **—** | 0.2 |
| | Profit on disposal of asset held for sale - Rusoro | **(62.3)** | — |
| | Fair value adjustment of asset held for sale - Asanko Gold | **(5.6)** | — |
| | Taxation effect | **—** | (0.1) |
| | **Headline earnings from continuing operations** | **320.7** | 440.4 |
| 13.9 | **Headline earnings per share from discontinued operation – cents** | **—** | 2 |
| | Headline earnings per share from discontinued operation is calculated by dividing headline earnings from discontinued operation of US$nil (2023: US$17.3m) by the weighted average number of ordinary shares in issue during the period of 894,737,237 (2023: 893,093,236). | | |
| | Net profit attributable to owners of the parent from discontinued operation is reconciled to headline earnings from discontinued operation as follows: | | |
| | **Long-form headline earnings reconciliation** | | |
| | Profit attributable to owners of the parent from discontinued operation | **—** | 17.3 |
| | **Headline earnings from discontinued operation** | **—** | 17.3 |
| 13.10 | **Diluted headline earnings per share – cents** | **36** | 51 |
| | Diluted headline earnings per share is calculated by dividing diluted headline earnings of US$318.0m (2023: US$453.4m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). | | |
| | Headline earnings has been adjusted by the following to arrive at dilutive headline earnings: | | |
| | Headline earnings | **320.7** | 457.7 |
| | South Deep minority interest at 10% | **(2.7)** | (4.3) |
| | **Diluted headline earnings** | **318.0** | 453.4 |
| 13.11 | **Diluted headline earnings per share from continuing operations – cents** | **36** | 49 |
| | Diluted headline earnings per share from continuing operations is calculated by dividing diluted headline earnings from continuing operations of US$318.0m (2023: US$436.1m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). | | |
| | Headline earnings from continuing operations has been adjusted by the following to arrive at dilutive headline earnings from continuing operations: | | |
| | Headline earnings from continuing operations | **320.7** | 440.4 |
| | South Deep minority interest at 10% | **(2.7)** | (4.3) |
| | **Diluted headline earnings from continuing operations** | **318.0** | 436.1 |

32 Gold Fields H1 Results 2024

Notes to the condensed consolidated financial statements continued United States Dollar Six months ended Figures in millions unless otherwise stated June 2024 June 2023 13. Earnings per share (continued) 13.12 Diluted headline earnings per share from discontinued operation – cents — 2 Diluted headline earnings per share from discontinued operation is calculated by dividing diluted headline earnings from discontinued operation of US$nil (2023: US$17.3m) by the diluted weighted average number of ordinary shares in issue during the period of 895,445,792 (2023: 894,598,728). Gold Fields H1 Results 2024 33

# Notes to the condensed consolidated financial statements continued

## 14. Acquisition of Windfall Project

### Background

On 2 May 2023, Gold Fields, through a 100% held Canadian subsidiary, acquired a 50% interest in the Windfall Project in Québec, Canada, which is in the feasibility stage, from Osisko Mining Incorporated (the Partnership).

- Under the partnership structure, each of Osisko Mining Incorporated (Osisko) and Gold Fields, respectively, hold an effective 50% partnership interest in the Windfall Project and the Exploration Properties; and
- The management company (responsible for the operation) will be governed by a Board of Directors comprising three directors nominated by Gold Fields and three directors nominated by Osisko. Decisions over the relevant activities of the partnership requires unanimous consent of both the parties.

### Recognition and measurement

Gold Fields and Osisko have joint control over the Windfall Project, the transaction is structured as a separate vehicle and the Group has a residual interest in the net assets of the Windfall Project. Accordingly, the Group has classified its interest in the Windfall Project as a joint venture.

### Consideration

The following summarises the consideration and the cost of the Windfall joint venture:

| Figures in millions unless otherwise stated | United States Dollar June 2024 | Canadian Dollar June 2024 | United States Dollar Dec 2023 | Canadian Dollar Dec 2023 |
|---|---|---|---|---|
| **Carrying value at 1 January** | **538.6** | **713.6** | — | — |
| **Initial recognition** | | | | |
| ***Cash considerations*** | | | | |
| Purchase of equity-accounted investee | — | — | 247.1 | 333.8 |
| (a) C$300.0m cash payment | — | — | 221.5 | 300.0 |
| (b) Pre-closing paid amounts | | | | |
| – C$16.9m | — | — | 12.8 | 16.9 |
| – C$16.9m | — | — | 12.8 | 16.9 |
| ***Contingent and exploration considerations*** | | | | |
| (c) C$300.0m contingent consideration - initial fair value | — | — | 190.8 | 258.4 |
| (d) C$75.0m exploration consideration - initial present value | — | — | 39.1 | 52.9 |
| **Subsequent measurement** | | | | |
| ***Cash considerations*** | | | | |
| (e) Capital contributions | **42.4** | **57.5** | 69.1 | 93.0 |
| ***Contingent and exploration considerations*** | | | | |
| (c) C$300.0m contingent consideration - net change in fair value[1] | **3.7** | **5.0** | 7.3 | 9.9 |
| (d) C$75.0m exploration consideration - unwinding of discount rate[1] | **2.2** | **3.0** | 2.9 | 3.9 |
| **Share of loss** | **(30.5)** | **(41.4)** | (28.4) | (38.3) |
| **Translation adjustment** | **(16.6)** | **—** | 10.7 | — |
| **Carrying value at the end of the period** | **539.8** | **737.7** | 538.6 | 713.6 |

[1] *The movements were recognised as part of the equity investment.*

### (a) C$300m cash payment

The US$221.5m (C$300.0m) cash payment represents the initial consideration paid on 2 May 2023 for the 50% interest in the joint venture.

### (b) Pre-closing paid amounts

Osisko acquired certain assets for the benefit of the Windfall Project during the term sheet negotiation stage. Gold Fields agreed to refund Osisko 50% of the costs spent on these items in two equal payments of US$12.8m (C$16.9m) on 31 July 2023 and US$12.8 m (C$16.9m) on 31 December 2023, respectively.

### (c) C$300m contingent consideration

The C$300.0m contingent consideration is payable on issuance of an EIA permit to the Partnership authorising the construction and operation of the Windfall Project.

The fair value of the contingent consideration was determined using a Monte-Carlo valuation model that considers various scenarios and possibilities around the potential outcome of the EIA permit approval process and the timing of when the contingent consideration will be paid.

34 Gold Fields H1 Results 2024

Notes to the condensed consolidated financial statements continued 14. Acquisition of Windfall Project (continued) (c) C$300m contingent consideration (continued) Figures in millions unless otherwise stated United States Dollar Canadian Dollar The fair value of the contingent consideration amounted to: Fair value at 2 May 2023 190.8 258.4 Net change in fair value 7.3 9.9 Translation 4.4 — Fair value at 31 December 2023 202.5 268.3 Net change in fair value 3.7 5.0 Translation (6.3) — Fair value at 30 June 2024 199.9 273.3 (d) C$75m exploration consideration As part of the acquisition of the Windfall Project, Gold Fields acquired a 50% interest in certain developmental exploration projects and targets for a C$75.0m funding commitment by Gold Fields over 5 years commencing 2025. The C$75.0m will be scheduled over the period of the exploration agreement and discounted using a market related discount rate. Figures in millions unless otherwise stated United States Dollar Canadian Dollar The value of the exploration consideration amounted to: Present value at 2 May 2023 39.1 52.9 Unwinding of discount rate 2.9 3.9 Translation 0.9 — Carrying value at 31 December 2023 42.9 56.8 Net change in fair value 2.2 3.0 Translation (1.3) — Carrying value at 30 June 2024 43.8 59.8 (e) Cash calls The project requires funding from the Partnership in the feasibility and development stage of the project. The cash calls have been capitalised to the cost of the investment. Gold Fields H1 Results 2024 35

# Notes to the condensed consolidated financial statements continued

| *Figures in millions unless otherwise stated* | United States Dollar June 2024 | Dec 2023 |
|---|---|---|
| **15. Assets held for sale** | | |
| (a) Asanko Gold | – | 153.3 |
| – Asanko Gold joint venture | – | 53.6 |
| – Asanko redeemable preference shares | – | 99.7 |
| (b) Rusoro Mining Limited (Rusoro) | – | – |
| | – | 153.3 |

## (a) Asanko Gold

On 21 December 2023, Gold Fields announced the divestment of its 45% shareholding in Asanko Gold to the joint venture partner Galiano Gold for a total consideration of US$170m. Gold Fields will also receive a 1% net smelter royalty on future production from the Nkran deposit, the main deposit at the mine. The transaction was subject to a number of conditions and was concluded on 4 March 2024.

The transaction was settled by Galiano to Gold Fields through a combination of upfront, deferred and contingent consideration as follows:

- US$85m was settled with US$65m in cash and 28.5m in Galiano shares on 4 March 2024;
- US$25m to be paid on 31 December 2025;
- US$30m to be paid on 31 December 2026; and
- US$30m plus a 1% net smelter royalty to be paid once more than 100,000 ounces of gold is produced from the Nkran deposit. The royalty is capped at a volume of 447,000 ounces of gold production from the deposit.

| *Figures in millions unless otherwise stated* | United States Dollar |
|---|---|
| *The Asanko deferred consideration receivable was recognised as follows:* | |
| Present value at 4 March 2024 | **61.1** |
| Unwinding of discount rate | **1.9** |
| **Carrying value at 30 June 2024** | **63.0** |

At 31 December 2023, the investment in Asanko Gold, including the Asanko redeemable preference shares, was presented as an asset held for sale. Refer note 12 for further details.

The transaction was concluded on 4 March 2024 with the receipt of US$65m in cash and 28.5m in Galiano shares, resulting in the recognition of a fair value adjustment amounting to US$5.6m in 2024.

## (b) Rusoro

On 9 January 2024, Gold Fields announced that it has entered into a share purchase agreement (the Agreement) with Fulcrum Global Markets LLC, a Delaware limited liability company (Fulcrum), to sell its 140,000,001 Common Shares (Common Shares) in the capital of Rusoro for an aggregate initial cash purchase price of US$62.3m and certain additional contingent consideration upon the occurrence of specified events described below (the Transaction).

Under the Agreement, Gold Fields will be entitled to receive from Fulcrum the following additional contingent consideration for the Common Shares to be purchased by Fulcrum (the Purchased Shares):

- A top-up amount in cash calculated in accordance with the Agreement in the event that, within 18 months following closing of the transaction, Fulcrum or any of its affiliates acquires, directly or indirectly, in one or more transactions, additional Common Shares which collectively result in their aggregate holdings exceeding 50% of the issued and outstanding Common Shares; and
- An amount in cash equal to 15% of the value of any gross proceeds paid at any time to Fulcrum or any of its affiliates by Rusoro or third parties in respect of the Purchased Shares (including in connection with any disposition of the Purchased Shares, or as a dividend, distribution, return of capital, share repurchase or similar amount), to the extent that the gross amount of such cumulative proceeds exceeds US$210m.

At 31 December 2023, the investment in Rusoro was presented as an asset held for sale as Fulcrum was in advanced discussions with Gold Fields at 31 December 2023 to purchase the Rusoro shares from Gold Fields. The held for sale investment in Rusoro was valued at the lower of carrying value or fair value less costs to sell, amounting to US$nil.

The notice was issued on 9 January 2024 by Gold Fields to Rusoro and the five business day objection period lapsed on 16 January 2024. The US$62.3 million was received by Gold Fields on 22 January 2024, resulting in the recognition of a profit on disposal of Rusoro amounting to US$62.3m in 2024.

| *Figures in millions unless otherwise stated* | United States Dollar June 2024 | June 2023 |
|---|---|---|
| **16. Change in working capital** | | |
| Inventories | **56.9** | (75.9) |
| Trade and other receivables | **29.3** | (26.0) |
| Trade and other payables | **(6.3)** | (57.4) |
| | **79.9** | (159.3) |

36 Gold Fields H1 Results 2024

# Notes to the condensed consolidated financial statements continued

| *Figures in millions unless otherwise stated* | 31 Dec 2024 | 31 Dec 2026 | 31 Dec 2028 | 31 Dec 2029 | Total |
|---|---|---|---|---|---|
| **17. Debt maturity ladder (Reviewed)** | | | | | |
| **Uncommitted loan facilities** | | | | | |
| Rand debt | 1,362.0 | — | — | — | 1,362.0 |
| Rand debt translated to US Dollar | 74.9 | — | — | — | 74.9 |
| **Total (US$m)** | **74.9** | **—** | **—** | | **74.9** |
| **Committed loan facilities** | | | | | |
| US Dollar debt | 100.0 | 85.0 | 83.3 | 1,614.4 | 1,882.7 |
| Rand debt | — | — | 2,500.0 | — | 2,500.0 |
| A$ Dollar debt | — | — | 500.0 | — | 500.0 |
| Rand debt translated to US Dollar | — | — | 137.4 | — | 137.4 |
| A$ Dollar debt translated to US Dollar | — | — | 333.6 | — | 333.6 |
| **Total (US$m)** | **100.0** | **85.0** | **554.3** | **1,614.4** | **2,353.7** |
| **Total (US$m) Uncommitted and committed loan facilities** | **174.9** | **85.0** | **554.3** | **1,614.4** | **2,428.6** |
| **Utilisation – Uncommitted loan facilities** | | | | | |
| Rand debt | — | — | — | — | — |
| Rand debt translated to US Dollar | — | — | — | — | — |
| **Total (US$m)** | **—** | **—** | **—** | **—** | **—** |
| **Utilisation – Committed loan facilities (including US Dollar bond)** | | | | | |
| US Dollar debt | — | 83.5 | 41.5 | 1,053.3 | 1,178.3 |
| Rand debt | — | — | — | — | — |
| A$ Dollar debt | — | — | — | — | — |
| C$ Dollar debt* | — | — | 6.5 | 87.7 | 94.2 |
| Rand debt translated to US Dollar | — | — | — | — | — |
| A$ Dollar debt translated to US Dollar | — | — | — | — | — |
| C$ Dollar debt translated to US Dollar | — | — | 4.7 | 64.2 | 68.9 |
| **Total (US$m)** | — | 83.5 | 46.2 | 1,117.5 | 1,247.2 |
| **Total (US$m) – Utilisation – Uncommitted and committed loan facilities** | **—** | **83.5** | **46.2** | **1,117.5** | **1,247.2** |

*Exchange rate: US$1.00 = R18.19 and A$1.00 = US$0.67 and C$1.00 = US$0.73 being the closing rates at 30 June 2024.*
** The US$1,200m RCF facility is a multi-currency (US$ and C$) facility.*

Gold Fields H1 Results **2024** 37

# Notes to the condensed consolidated financial statements continued

## 18. Fair value hierarchy

The Group has the following hierarchy for measuring the fair value of assets and liabilities at the reporting date:

**Level 1:** Unadjusted quoted prices in active markets for identical assets or liabilities;
**Level 2:** Inputs other than quoted prices in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
**Level 3:** Inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The Group recognises transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred. There were no transfers during the period ended 30 June 2024 and year ended 31 December 2023.

The following table sets out the Group's financial assets and financial liabilities by level within the fair value hierarchy at the reporting date:

**United States Dollar**

| | 30 June 2024 | | | | 31 December 2023 | | | |
|---|---|---|---|---|---|---|---|---|
| *Figures in millions unless otherwise stated* | **Total** | **Level 1** | **Level 2** | **Level 3** | Total | Level 1 | Level 2 | Level 3 |
| **Financial assets measured at fair value** | | | | | | | | |
| Trade receivables from provisional copper sales | **12.9** | **—** | **12.9** | **—** | 18.2 | — | 18.2 | — |
| Investments – listed | **125.0** | **125.0** | **—** | **—** | 65.8 | 65.8 | — | — |
| Asanko redeemable preference shares | **—** | **—** | **—** | **—** | 99.7 | — | — | 99.7 |
| **Financial assets not measured at fair value** | | | | | | | | |
| Environmental trust funds | **115.4** | **—** | **115.4** | **—** | 109.6 | — | 109.6 | — |
| **Financial liabilities measured at fair value** | | | | | | | | |
| Windfall Project - contingent consideration | **199.9** | **—** | **—** | **199.9** | 202.5 | — | — | 202.5 |
| **Financial liabilities not measured at fair value** | | | | | | | | |
| Borrowings | **1,256.8** | **507.3** | **—** | **749.5** | 1,249.9 | 1,010.5 | — | 239.4 |

### Environmental trust funds

The environmental trust funds are measured at fair value through profit or loss and amortised cost which approximates fair value based on the nature of the fund's underlying investments.

### Trade receivables from provisional copper sales

Valued using quoted market prices based on the forward London Metal Exchange (LME) and, as such, classified within level 2 of the fair value hierarchy.

### Investments – listed

Comprise equity investments in listed entities and therefore valued using quoted market prices in active markets.

### Asanko redeemable preference shares

The fair value is based on the expected cash flows of the Asanko Gold Mine based on the life-of-mine model. The key inputs used in the valuation of the fair value at 31 December 2023 were the market related discount rate of 19.9% and the expected redemption period. The movement in the preference shares was as a result of fair value adjustments only.

### Borrowings

The 10-year notes (2023: five-year notes and 10-year notes ) are issued at a fixed interest rate. The fair values of these notes are based on listed market prices and are classified within level 1 of the fair value hierarchy. The fair value of the remaining borrowings approximates their carrying amount, determined using the discounted cash flow method using market related interest rates and are classified within level 3 of the fair value hierarchy.

### Windfall Project - contingent consideration

The fair values are based on the expected cash flows of the respective considerations. The key inputs used in the valuation of the fair value were the approval period, probability factor and discount rate.

38 Gold Fields H1 Results 2024

Notes to the condensed consolidated financial statements continued 19. Capital commitments United States Dollar Figures in millions unless otherwise stated June 2024 Dec 2023 Commitments Capital expenditure Contracted for1 215.8 161.6 1 Contracted for capital expenditure includes US$90.7m (2023: US$115.2m) for Salares Norte. Gold Fields H1 Results 2024 39

# Segmental operating and financial results

| Figures in millions unless otherwise stated | | United States Dollar | | | | | | | South African Rand |
|---|---|---|---|---|---|---|---|---|---|
| | | | | Peru | Chile | Ghana | | South Africa | |
| | | Total Mine Operations and Salares Norte Including Discontinued Operations | Total Mine Operations and Salares Norte Excluding Discontinued Operations | Cerro Corona | Salares Norte Project | Tarkwa | Damang | South Deep | South Deep[1] |
| **Operating results** | | | | | | | | | |
| Ore milled/treated (000 tonnes) | **June 2024** | **19,757** | **19,757** | **3,023** | **16** | **7,350** | **2,476** | **1,482** | **1,482** |
| | June 2023 | 21,465 | 20,105 | 3,326 | — | 6,981 | 2,386 | 1,425 | 1,425 |
| Yield (grams per tonne) | **June 2024** | **1.5** | **1.5** | **0.8** | **1.0** | **1.0** | **0.9** | **2.5** | **2.5** |
| | June 2023 | 1.7 | 1.8 | 1.3 | — | 1.3 | 1.0 | 3.4 | 3.4 |
| Gold produced (000 managed equivalent ounces) | **June 2024** | **954.0** | **954.0** | **78.5** | **0.5** | **247.7** | **71.8** | **116.8** | **3,633** |
| | June 2023 | 1,197.2 | 1,167.3 | 135.3 | — | 287.7 | 79.3 | 155.7 | 4,841 |
| Gold produced (000 attributable equivalent ounces) | **June 2024** | **917.5** | **917.5** | **78.1** | **0.5** | **222.9** | **64.6** | **112.6** | **3,503** |
| | June 2023 | 1,154.2 | 1,124.4 | 134.6 | — | 259.0 | 71.4 | 150.1 | 4,669 |
| Gold sold (000 managed equivalent ounces) | **June 2024** | **960.6** | **960.6** | **79.6** | **0.5** | **248.1** | **71.4** | **113.2** | **3,521** |
| | June 2023 | 1,206.5 | 1,175.8 | 138.3 | — | 290.3 | 80.4 | 152.5 | 4,743 |
| Gold price received (Dollar per equivalent ounce) | **June 2024** | **2,211** | **2,211** | **2,233** | **2,339** | **2,203** | **2,215** | **2,215** | **1,333,053** |
| | June 2023 | 1,927 | 1,927 | 1,878 | — | 1,936 | 1,935 | 1,910 | 1,118,515 |
| Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) | **June 2024** | **52** | **52** | **36** | **820** | **33** | **25** | **115** | **2,155** |
| | June 2023 | 49 | 50 | 34 | — | 32 | 41 | 110 | 2,008 |
| All-in sustaining costs (Dollar per ounce) | **June 2024** | **1,730** | **1,730** | **830** | **125,081** | **1,822** | **1,917** | **1,906** | **1,147,032** |
| | June 2023 | 1,195 | 1,192 | 168 | — | 1,181 | 1,193 | 1,387 | 811,816 |
| Total all-in cost (Dollar per ounce) | **June 2024** | **1,993** | **1,993** | **911** | **500,923** | **1,822** | **1,917** | **1,906** | **1,147,032** |
| | June 2023 | 1,377 | 1,376 | 307 | — | 1,181 | 1,230 | 1,387 | 811,816 |

*The average US Dollar/Rand exchange rates were US$1 = R18.72 for 2024 and US$1 = R18.21 for 2023.*
*The average Australian/US Dollar exchange rates were A$1 = US$0.66 for 2024 and A$1 = US$0.68 for 2023.*
*[1] For South Africa, all financial numbers are in Rand and Rand per kilogram.*
*Figures may not add as they are rounded independently.*

40 Gold Fields H1 Results 2024

# Segmental operating and financial results continued

| | | United States Dollar | | | | Australian Dollar | | | | United States Dollar |
|---|---|---|---|---|---|---|---|---|---|---|
| | | Australia | | | | Australia[2] | | | | Discontinued |
| *Figures in millions unless otherwise stated* | | Agnew | St Ives | Granny Smith | Gruyere 50% | Agnew | St Ives | Granny Smith | Gruyere 50% | Asanko 45% |
| Operating results | | | | | | | | | | |
| Ore milled/treated (000 tonnes) | **June 2024** | **601** | **2,050** | **749** | **2,010** | **601** | **2,050** | **749** | **2,010** | **–** |
| | June 2023 | 673 | 2,059 | 860 | 2,395 | 673 | 2,059 | 860 | 2,395 | 1,360 |
| Yield (grams per tonne) | **June 2024** | **5.7** | **2.1** | **5.2** | **1.0** | **5.7** | **2.1** | **5.2** | **1.0** | **–** |
| | June 2023 | 5.2 | 2.8 | 4.8 | 1.0 | 5.2 | 2.8 | 4.8 | 1.0 | 0.7 |
| Gold produced (000 managed equivalent ounces) | **June 2024** | **110.3** | **139.0** | **125.9** | **63.4** | **110.3** | **139.0** | **125.9** | **63.4** | **–** |
| | June 2023 | 111.7 | 184.2 | 134.1 | 79.3 | 111.7 | 184.2 | 134.1 | 79.3 | 29.9 |
| Gold produced (000 attributable equivalent ounces) | **June 2024** | **110.3** | **139.0** | **125.9** | **63.4** | **110.3** | **139.0** | **125.9** | **63.4** | **–** |
| | June 2023 | 111.7 | 184.2 | 134.1 | 79.3 | 111.7 | 184.2 | 134.1 | 79.3 | 29.9 |
| Gold sold (000 managed equivalent ounces) | **June 2024** | **113.0** | **145.2** | **125.9** | **63.5** | **113.0** | **145.2** | **125.9** | **63.5** | **–** |
| | June 2023 | 112.8 | 187.1 | 134.4 | 80.1 | 112.8 | 187.1 | 134.4 | 80.1 | 30.6 |
| Gold price received (Dollar per equivalent ounce) | **June 2024** | **2,204** | **2,204** | **2,228** | **2,199** | **3,346** | **3,346** | **3,382** | **3,337** | **–** |
| | June 2023 | 1,944 | 1,934 | 1,945 | 1,936 | 2,879 | 2,864 | 2,880 | 2,867 | 1,898 |
| Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) | **June 2024** | **174** | **79** | **152** | **25** | **264** | **120** | **230** | **38** | **–** |
| | June 2023 | 145 | 77 | 131 | 23 | 214 | 113 | 194 | 34 | 22 |
| All-in sustaining costs (Dollar per ounce) | **June 2024** | **1,356** | **1,862** | **1,256** | **1,755** | **2,059** | **2,827** | **1,907** | **2,665** | **–** |
| | June 2023 | 1,238 | 1,165 | 1,161 | 1,092 | 1,831 | 1,723 | 1,719 | 1,616 | 1,319 |
| Total all-in cost (Dollar per ounce) | **June 2024** | **1,503** | **2,003** | **1,399** | **1,762** | **2,282** | **3,041** | **2,124** | **2,676** | **–** |
| | June 2023 | 1,377 | 1,256 | 1,293 | 1,114 | 2,038 | 1,858 | 1,913 | 1,648 | 1,435 |

*The average US Dollar/Rand exchange rates were US$1 = R18.72 for 2024 and US$1 = R18.21 for 2023.*
*The average Australian/US Dollar exchange rates were A$1 = US$0.66 for 2024 and A$1 = US$0.68 for 2023.*
[2] *For Australia, all financial numbers are in Australian Dollar.*
*Figures may not add as they are rounded independently.*

Gold Fields H1 Results **2024** 41

| Figures in millions unless otherwise stated | | United States Dollar | | | | | | | South African Rand |
|---|---|---|---|---|---|---|---|---|---|
| | | Total Mine Operations and Salares Norte Including Discontinued Operations | Total Mine Operations and Salares Norte Excluding Discontinued Operations | Peru | Chile | Ghana | | South Africa | |
| | | | | Cerro Corona | Salares Norte Project | Tarkwa | Damang | South Deep | South Deep[1] |
| **Financial results (US$ millions)** | | | | | | | | | |
| Revenue | **June 2024** | **2,124.2** | **2,124.2** | **177.9** | **1.2** | **546.7** | **158.2** | **250.7** | **4,693.4** |
| | June 2023 | 2,324.5 | 2,266.3 | 259.6 | — | 562.0 | 155.6 | 291.3 | 5,305.5 |
| Cost of sales before amortisation and depreciation | **June 2024** | **(1,075.8)** | **(1,075.8)** | **(94.7)** | **22.5** | **(264.0)** | **(119.1)** | **(165.6)** | **(3,099.8)** |
| | June 2023 | (970.9) | (939.4) | (95.0) | 6.2 | (177.0) | (80.0) | (168.8) | (3,074.7) |
| Cost of sales before gold inventory change and amortisation and depreciation | **June 2024** | **(1,024.4)** | **(1,024.4)** | **(108.7)** | **(13.1)** | **(239.6)** | **(62.1)** | **(170.7)** | **(3,194.8)** |
| | June 2023 | (1,043.2) | (1,013.7) | (111.6) | (2.2) | (221.2) | (98.6) | (157.1) | (2,861.5) |
| – Gold inventory change | **June 2024** | **(51.4)** | **(51.4)** | **14.0** | **35.5** | **(24.4)** | **(57.0)** | **5.1** | **94.9** |
| | June 2023 | 72.3 | 74.3 | 16.6 | 8.4 | 44.2 | 18.6 | (11.7) | (213.2) |
| Amortisation of mining assets | **June 2024** | **(262.7)** | **(262.7)** | **(25.3)** | **(26.0)** | **(52.4)** | **(16.1)** | **(28.2)** | **(527.0)** |
| | June 2023 | (418.2) | (416.4) | (61.6) | (6.8) | (134.2) | (45.1) | (26.9) | (489.3) |
| Other expenses | **June 2024** | **(79.4)** | **(79.4)** | **(14.2)** | **(13.7)** | **(17.9)** | **(3.0)** | **(1.4)** | **(25.5)** |
| | June 2023 | (85.5) | (83.9) | (14.0) | (0.5) | (21.2) | (9.9) | (1.0) | (18.9) |
| **Profit/(loss) before royalties and taxation** | **June 2024** | **706.3** | **706.3** | **43.7** | **(16.0)** | **212.4** | **20.0** | **55.6** | **1,041.0** |
| | June 2023 | 849.9 | 826.6 | 88.9 | (1.2) | 229.7 | 20.6 | 94.6 | 1,722.6 |
| Royalties, mining and income taxation | **June 2024** | **(277.4)** | **(277.4)** | **(21.9)** | **3.1** | **(100.6)** | **(13.2)** | **(13.8)** | **(257.5)** |
| | June 2023 | (317.6) | (314.5) | (48.4) | 4.5 | (92.9) | (13.4) | (28.0) | (510.6) |
| – Normal taxation | **June 2024** | **(78.7)** | **(78.7)** | **(19.4)** | **—** | **(53.1)** | **(6.0)** | **(0.1)** | **(2.1)** |
| | June 2023 | (141.7) | (141.7) | (43.9) | — | (79.0) | (18.5) | (0.2) | (4.5) |
| – Royalties | **June 2024** | **(60.1)** | **(60.1)** | **(2.6)** | **—** | **(24.7)** | **(7.2)** | **(1.3)** | **(23.5)** |
| | June 2023 | (63.4) | (60.2) | (4.8) | — | (22.5) | (6.2) | (1.5) | (26.5) |
| – Deferred taxation | **June 2024** | **(138.7)** | **(138.7)** | **—** | **3.1** | **(22.8)** | **—** | **(12.4)** | **(231.9)** |
| | June 2023 | (112.5) | (112.5) | 0.3 | 4.5 | 8.6 | 11.4 | (26.3) | (479.6) |
| **Profit/(loss) before non-recurring items** | **June 2024** | **428.9** | **428.9** | **21.7** | **(12.8)** | **111.8** | **6.8** | **41.9** | **783.5** |
| | June 2023 | 532.3 | 512.1 | 40.6 | 3.3 | 136.8 | 7.2 | 66.6 | 1,212.0 |
| Non-recurring items | **June 2024** | **(13.8)** | **(13.8)** | **—** | **—** | **(0.8)** | **—** | **0.4** | **7.9** |
| | June 2023 | (17.9) | (17.9) | (0.1) | (15.3) | (1.6) | 0.1 | — | — |
| **Net profit/(loss)** | **June 2024** | **415.1** | **415.1** | **21.7** | **(12.8)** | **111.0** | **6.8** | **42.3** | **791.4** |
| | June 2023 | 514.4 | 494.2 | 40.5 | (12.0) | 135.2 | 7.2 | 66.6 | 1,212.0 |
| **Capital expenditure** | **June 2024** | **(599.1)** | **(599.1)** | **(10.3)** | **(230.3)** | **(112.3)** | **(4.7)** | **(44.0)** | **(824.3)** |
| | June 2023 | (514.1) | (506.8) | (20.1) | (179.6) | (121.7) | (3.5) | (36.2) | (658.5) |

*The average US Dollar/Rand exchange rates were US$1 = R18.72 for 2024 and US$1 = R18.21 for 2023.*
*The average Australian/US Dollar exchange rates were A$1 = US$0.66 for 2024 and A$1 = US$0.68 for 2023.*
[1] *For South Africa, all financial numbers are in Rand and Rand per kilogram.*
*Figures may not add as they are rounded independently.*

42 Gold Fields H1 Results 2024

| | | United States Dollar | | | | | Australian Dollar | | | | | United States Dollar |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Australia | | | | | Australia[2] | | | | | Discontinued |
| *Figures in millions unless otherwise stated* | | Total | Agnew | St Ives | Granny Smith | Gruyere 50% | Total | Agnew | St Ives | Granny Smith | Gruyere 50% | Asanko 45% |
| **Financial results (US$ millions)** | | | | | | | | | | | | |
| Revenue | **June 2024** | **989.5** | **249.2** | **320.1** | **280.5** | **139.8** | **1,502.0** | **378.3** | **485.9** | **425.8** | **212.1** | **–** |
| | June 2023 | 997.8 | 219.4 | 361.9 | 261.5 | 155.0 | 1,477.2 | 324.8 | 535.8 | 387.1 | 229.6 | 58.2 |
| Cost of sales before amortisation and depreciation | **June 2024** | **(454.9)** | **(106.2)** | **(179.0)** | **(111.5)** | **(58.2)** | **(690.8)** | **(161.3)** | **(271.8)** | **(169.3)** | **(88.4)** | **–** |
| | June 2023 | (424.8) | (96.2) | (158.3) | (112.1) | (58.2) | (628.6) | (142.4) | (234.2) | (165.9) | (86.1) | (31.4) |
| Cost of sales before gold inventory change and amortisation and depreciation | **June 2024** | **(430.3)** | **(104.4)** | **(162.4)** | **(113.7)** | **(49.8)** | **(653.5)** | **(158.6)** | **(246.5)** | **(172.6)** | **(75.7)** | **–** |
| | June 2023 | (422.9) | (97.3) | (157.6) | (112.5) | (55.5) | (625.8) | (144.0) | (233.2) | (166.4) | (82.2) | (29.5) |
| – Gold inventory change | **June 2024** | **(24.6)** | **(1.8)** | **(16.6)** | **2.2** | **(8.4)** | **(37.3)** | **(2.7)** | **(25.2)** | **3.3** | **(12.7)** | **–** |
| | June 2023 | (1.9) | 1.1 | (0.7) | 0.4 | (2.6) | (2.8) | 1.7 | (1.1) | 0.5 | (3.9) | (2.0) |
| Amortisation of mining assets | **June 2024** | **(114.8)** | | | | | **(174.4)** | | | | | **–** |
| | June 2023 | (141.8) | | | | | (209.8) | | | | | (1.7) |
| Other expenses | **June 2024** | **(29.3)** | | | | | **(44.4)** | | | | | **–** |
| | June 2023 | (37.2) | | | | | (55.0) | | | | | (1.7) |
| **Profit/(loss) before royalties and taxation** | **June 2024** | **390.6** | | | | | **592.5** | | | | | **–** |
| | June 2023 | 394.0 | | | | | 583.7 | | | | | 23.3 |
| Royalties, mining and income taxation | **June 2024** | **(131.0)** | | | | | **(199.0)** | | | | | **–** |
| | June 2023 | (136.3) | | | | | (201.6) | | | | | (3.1) |
| – Normal taxation | **June 2024** | **–** | | | | | **–** | | | | | **–** |
| | June 2023 | – | | | | | – | | | | | – |
| – Royalties | **June 2024** | **(24.4)** | | | | | **(37.0)** | | | | | **–** |
| | June 2023 | (25.3) | | | | | (37.5) | | | | | (3.1) |
| – Deferred taxation | **June 2024** | **(106.6)** | | | | | **(161.9)** | | | | | **–** |
| | June 2023 | (111.0) | | | | | (164.2) | | | | | – |
| **Profit/(loss) before non-recurring items** | **June 2024** | **259.6** | | | | | **393.5** | | | | | **–** |
| | June 2023 | 257.7 | | | | | 382.1 | | | | | 20.2 |
| Non-recurring items | **June 2024** | **(13.4)** | | | | | **(20.3)** | | | | | **–** |
| | June 2023 | (0.9) | | | | | (1.3) | | | | | – |
| **Net profit/(loss)** | **June 2024** | **246.2** | | | | | **373.2** | | | | | **–** |
| | June 2023 | 256.8 | | | | | 380.7 | | | | | 20.2 |
| **Capital expenditure** | **June 2024** | **(197.6)** | **(37.8)** | **(81.6)** | **(42.0)** | **(36.2)** | **(300.0)** | **(57.3)** | **(124.0)** | **(63.8)** | **(54.9)** | **–** |
| | June 2023 | (145.8) | (37.1) | (48.5) | (42.2) | (18.0) | (215.8) | (54.9) | (71.7) | (62.5) | (26.7) | (7.4) |

*The average Australian/US Dollar exchange rates were A$1 = US$0.66 for 2024 and A$1 = US$0.68 for 2023.*
[2] *For Australia, all financial numbers are in Australian Dollar.*
*Figures may not add as they are rounded independently.*

Gold Fields H1 Results **2024** 43

# All-in cost

## World Gold Council Industry Standard

United States Dollar

| *Figures in millions unless otherwise stated* | | Total Group Including Discontinued Operations | Total Mine Operations and Salares Norte Including Discontinued Operations | Total Mine Operations and Salares Norte Excluding Discontinued Operations | Peru | Chile | Ghana | | South Africa |
|---|---|---|---|---|---|---|---|---|---|
| | | | | | Cerro Corona | Salares Norte | Tarkwa | Damang | South Deep |
| Cost of sales before gold inventory change and amortisation and depreciation | **June 2024** | **(1,024.4)** | **(1,024.4)** | **(1,024.4)** | **(108.7)** | **(13.1)** | **(239.6)** | **(62.1)** | **(170.7)** |
| | June 2023 | (1,043.2) | (1,043.2) | (1,013.7) | (111.6) | (2.2) | (221.2) | (98.6) | (157.1) |
| Gold inventory change (cash) | **June 2024** | **(115.3)** | **(115.3)** | **(115.3)** | **13.2** | **12.7** | **(50.7)** | **(57.0)** | **3.5** |
| | June 2023 | 66.1 | 66.1 | 68.1 | 16.6 | 2.2 | 44.2 | 18.6 | (11.7) |
| Royalties | **June 2024** | **(60.1)** | **(60.1)** | **(60.1)** | **(2.6)** | **–** | **(24.7)** | **(7.2)** | **(1.3)** |
| | June 2023 | (63.4) | (63.4) | (60.2) | (4.8) | – | (22.5) | (6.2) | (1.5) |
| Community/social responsibility costs | **June 2024** | **(8.7)** | **(8.7)** | **(8.7)** | **(3.1)** | **–** | **(3.1)** | **(0.3)** | **(2.2)** |
| | June 2023 | (7.4) | (7.4) | (7.4) | (1.9) | – | (3.4) | (0.3) | (1.7) |
| Non-cash remuneration – share-based payments | **June 2024** | **(3.5)** | **(1.8)** | **(1.8)** | **(0.7)** | **(0.1)** | **(0.5)** | **–** | **(0.1)** |
| | June 2023 | (4.7) | (2.0) | (2.0) | (0.8) | (0.1) | (0.4) | – | (0.2) |
| Cash remuneration (long-term incentive plan) | **June 2024** | **(0.7)** | **(5.9)** | **(5.9)** | **0.2** | **–** | **(1.3)** | **1.0** | **(1.3)** |
| | June 2023 | (24.1) | (21.1) | (21.1) | (2.6) | (1.4) | (2.3) | (1.0) | (3.4) |
| Other | **June 2024** | **(13.7)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | (15.6) | – | – | – | – | – | – | – |
| By-product credits | **June 2024** | **92.2** | **92.2** | **92.2** | **89.9** | **0.1** | **0.7** | **0.1** | **0.3** |
| | June 2023 | 116.9 | 116.9 | 116.8 | 114.6 | – | 0.6 | 0.1 | 0.3 |
| Rehabilitation amortisation and interest | **June 2024** | **(21.5)** | **(21.5)** | **(21.5)** | **(9.0)** | **(1.2)** | **(2.7)** | **(3.0)** | **–** |
| | June 2023 | (18.7) | (18.7) | (18.2) | (8.8) | (1.0) | (1.8) | (1.3) | – |
| Sustaining capital expenditure | **June 2024** | **(387.8)** | **(386.1)** | **(386.1)** | **(10.0)** | **(57.7)** | **(112.3)** | **(4.7)** | **(44.0)** |
| | June 2023 | (344.2) | (343.4) | (338.2) | (11.9) | (56.3) | (121.7) | (3.5) | (36.2) |
| Lease payments | **June 2024** | **(58.4)** | **(57.2)** | **(57.2)** | **(0.9)** | **(1.4)** | **(16.4)** | **(3.7)** | **–** |
| | June 2023 | (46.9) | (45.8) | (45.6) | (1.1) | (1.1) | (12.8) | (3.6) | – |
| Exploration, feasibility and evaluation costs | **June 2024** | **(1.5)** | **(1.5)** | **(1.5)** | **–** | **–** | **(1.5)** | **–** | **–** |
| | June 2023 | (1.5) | (1.5) | (1.5) | – | – | (1.5) | – | – |
| **All-in sustaining costs** | **June 2024** | **(1,603.3)** | **(1,590.2)** | **(1,590.2)** | **(31.6)** | **(60.8)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,386.6) | (1,363.5) | (1,323.1) | (12.2) | (59.8) | (342.7) | (95.9) | (211.5) |
| Lease payments | **June 2024** | **(2.4)** | **–** | **–** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | – | – | – | – | – | – | – | – |
| Exploration, feasibility and evaluation costs | **June 2024** | **(58.7)** | **(28.2)** | **(28.2)** | **(2.8)** | **(10.0)** | **–** | **–** | **–** |
| | June 2023 | (37.5) | (36.9) | (35.5) | (2.0) | (15.3) | – | (3.0) | – |
| Non-sustaining capital expenditure | **June 2024** | **(228.4)** | **(213.0)** | **(213.0)** | **(0.3)** | **(172.5)** | **–** | **–** | **–** |
| | June 2023 | (170.7) | (170.7) | (168.5) | (8.2) | (123.3) | – | – | – |
| **Total all-in cost** | **June 2024** | **(1,892.9)** | **(1,831.4)** | **(1,831.4)** | **(34.6)** | **(243.3)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,594.7) | (1,571.1) | (1,527.1) | (22.3) | (198.4) | (342.7) | (98.9) | (211.5) |
| Total all-in sustaining cost | **June 2024** | **(1,603.3)** | **(1,590.2)** | **(1,590.2)** | **(31.6)** | **(60.8)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,386.6) | (1,363.5) | (1,323.1) | (12.2) | (59.8) | (342.7) | (95.9) | (211.5) |
| Gold only ounces sold – (000 ounces) | **June 2024** | **919.0** | **919.0** | **919.0** | **38.0** | **0.5** | **248.1** | **71.4** | **113.2** |
| | June 2023 | 1,140.8 | 1,140.8 | 1,110.1 | 72.6 | – | 290.3 | 80.4 | 152.5 |
| **AISC per ounce of gold sold US$/oz** | **June 2024** | **1,745** | **1,730** | **1,730** | **830** | **125,081** | **1,822** | **1,917** | **1,906** |
| | June 2023 | 1,215 | 1,195 | 1,192 | 168 | – | 1,181 | 1,193 | 1,387 |
| Total all-in cost | **June 2024** | **(1,892.9)** | **(1,831.4)** | **(1,831.4)** | **(34.6)** | **(243.3)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,594.7) | (1,571.1) | (1,527.1) | (22.3) | (198.4) | (342.7) | (98.9) | (211.5) |
| Gold only ounces sold – (000 ounces) | **June 2024** | **919.0** | **919.0** | **919.0** | **38.0** | **0.5** | **248.1** | **71.4** | **113.2** |
| | June 2023 | 1,140.8 | 1,140.8 | 1,110.1 | 72.6 | – | 290.3 | 80.4 | 152.5 |
| **AIC per ounce of gold sold US$/oz** | **June 2024** | **2,060** | **1,993** | **1,993** | **911** | **500,923** | **1,822** | **1,917** | **1,886** |
| | June 2023 | 1,398 | 1,377 | 1,376 | 307 | – | 1,181 | 1,230 | 1,387 |

44 Gold Fields H1 Results 2024

# All-in cost

## World Gold Council Industry Standard

| *Figures in millions unless otherwise stated* | | Australia | | | | Corporate and projects | Discontinued |
|---|---|---|---|---|---|---|---|
| | | Agnew | St Ives | Granny Smith | Gruyere 50% | | Asanko 45% |
| Cost of sales before gold inventory change and amortisation and depreciation | **June 2024** | **(104.4)** | **(162.4)** | **(113.7)** | **(49.8)** | **–** | **–** |
| | June 2023 | (97.3) | (157.6) | (112.5) | (55.5) | – | (29.5) |
| Gold inventory change (cash) | **June 2024** | **(4.3)** | **(18.1)** | **(0.1)** | **(14.4)** | **–** | **–** |
| | June 2023 | 1.1 | (0.7) | 0.4 | (2.6) | – | (2.0) |
| Royalties | **June 2024** | **(6.2)** | **(7.9)** | **(6.9)** | **(3.5)** | **–** | **–** |
| | June 2023 | (5.5) | (9.3) | (6.7) | (3.9) | – | (3.1) |
| Community/social responsibility costs | **June 2024** | **–** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | – | – | – | – | – | – |
| Non-cash remuneration – share-based payments | **June 2024** | **(0.1)** | **(0.1)** | **(0.1)** | **(0.1)** | **(1.8)** | **–** |
| | June 2023 | (0.2) | (0.1) | (0.2) | (0.1) | (2.7) | – |
| Cash remuneration (long-term incentive plan) | **June 2024** | **(0.7)** | **(1.6)** | **(1.5)** | **(0.6)** | **5.2** | **–** |
| | June 2023 | (2.3) | (3.8) | (3.3) | (1.1) | (3.0) | – |
| Other | **June 2024** | **–** | **–** | **–** | **–** | **(13.7)** | **–** |
| | June 2023 | – | – | – | – | (15.6) | – |
| By-product credits | **June 2024** | **0.3** | **0.4** | **0.1** | **0.3** | **–** | **–** |
| | June 2023 | 0.2 | 0.5 | 0.1 | 0.4 | – | 0.1 |
| Rehabilitation amortisation and interest | **June 2024** | **(1.0)** | **(2.3)** | **(1.6)** | **(0.8)** | **–** | **–** |
| | June 2023 | (0.9) | (2.2) | (1.3) | (0.9) | – | (0.5) |
| Sustaining capital expenditure | **June 2024** | **(26.7)** | **(69.2)** | **(25.2)** | **(36.2)** | **(1.7)** | **–** |
| | June 2023 | (25.0) | (39.4) | (26.4) | (18.0) | (0.7) | (5.2) |
| Lease payments | **June 2024** | **(10.1)** | **(9.1)** | **(9.2)** | **(6.5)** | **(1.2)** | **–** |
| | June 2023 | (9.8) | (5.3) | (6.2) | (5.7) | (1.1) | (0.2) |
| Exploration, feasibility and evaluation costs | **June 2024** | **–** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | – | – | – | – | – | – |
| **All-in sustaining costs** | **June 2024** | **(153.2)** | **(270.3)** | **(158.1)** | **(111.5)** | **(13.1)** | **–** |
| | June 2023 | (139.6) | (217.9) | (156.1) | (87.5) | (23.1) | (40.4) |
| Other | **June 2024** | **–** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | – | – | – | – | – | – |
| Lease payments | **June 2024** | **–** | **–** | **–** | **–** | **(2.4)** | **–** |
| | June 2023 | – | – | – | – | – | – |
| Exploration, feasibility and evaluation costs | **June 2024** | **(5.6)** | **(8.1)** | **(1.2)** | **(0.5)** | **(30.6)** | **–** |
| | June 2023 | (3.7) | (7.9) | (1.9) | (1.7) | (0.6) | (1.4) |
| Non-sustaining capital expenditure | **June 2024** | **(11.0)** | **(12.4)** | **(16.8)** | **–** | **(15.3)** | **–** |
| | June 2023 | (12.1) | (9.1) | (15.8) | – | – | (2.2) |
| **Total all-in cost** | **June 2024** | **(169.9)** | **(290.8)** | **(176.1)** | **(112.0)** | **(61.5)** | **–** |
| | June 2023 | (155.4) | (234.9) | (173.8) | (89.2) | (23.7) | (44.0) |
| Total all-in sustaining cost | **June 2024** | **(153.2)** | **(270.3)** | **(158.1)** | **(111.5)** | **(13.1)** | **–** |
| | June 2023 | (139.6) | (217.9) | (156.1) | (87.5) | (23.1) | (40.4) |
| Gold only ounces sold – (000 ounces) | **June 2024** | **113.0** | **145.2** | **125.9** | **63.5** | **–** | **–** |
| | June 2023 | 112.8 | 187.1 | 134.4 | 80.1 | – | 30.6 |
| **AISC per ounce of gold sold US$/oz** | **June 2024** | **1,356** | **1,862** | **1,256** | **1,755** | **–** | **–** |
| | June 2023 | 1,238 | 1,165 | 1,161 | 1,092 | – | 1,319 |
| **Total all-in cost** | **June 2024** | **(169.9)** | **(290.8)** | **(176.1)** | **(112.0)** | **(61.5)** | **–** |
| | June 2023 | (155.4) | (234.9) | (173.8) | (89.2) | (23.7) | (44.0) |
| Gold only ounces sold – (000 ounces) | **June 2024** | **113.0** | **145.2** | **125.9** | **63.5** | **–** | **–** |
| | June 2023 | 112.8 | 187.1 | 134.4 | 80.1 | – | 30.6 |
| **AIC per ounce of gold sold US$/oz** | **June 2024** | **1,503** | **2,003** | **1,399** | **1,762** | **–** | **–** |
| | June 2023 | 1,377 | 1,256 | 1,293 | 1,114 | – | 1,435 |

Gold Fields H1 Results **2024** 45

# All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

World Gold Council Industry Standard

| | | United States Dollars | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Peru | Chile | Ghana | | South Africa |
| *Figures in millions unless otherwise stated* | | Total Group | Total Mine Operations and Salares Norte Including Discontinued Operations | Total Mine Operations and Salares Norte | Cerro Corona | Salares Norte | Tarkwa | Damang | South Deep |
| All-in sustaining costs (per table on page 44) | **June 2024** | **(1,603.3)** | **(1,590.2)** | **(1,590.2)** | **(31.6)** | **(60.8)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,386.6) | (1,363.5) | (1,323.1) | (12.2) | (59.8) | (342.7) | (95.9) | (211.5) |
| Add back by-product credits | **June 2024** | **(92.2)** | **(92.2)** | **(92.2)** | **(89.9)** | **(0.1)** | **(0.7)** | **(0.1)** | **(0.3)** |
| | June 2023 | (116.9) | (116.9) | (116.8) | (114.6) | – | (0.6) | (0.1) | (0.3) |
| All-in sustaining costs gross of by-product credits | **June 2024** | **(1,695.5)** | **(1,682.4)** | **(1,682.4)** | **(121.4)** | **(60.8)** | **(452.8)** | **(137.0)** | **(216.1)** |
| | June 2023 | (1,503.5) | (1,480.4) | (1,439.9) | (126.8) | (59.8) | (343.3) | (96.0) | (211.8) |
| Gold-equivalent ounces sold | **June 2024** | **960.6** | **960.6** | **960.6** | **79.6** | **0.5** | **248.1** | **71.4** | **113.2** |
| | June 2023 | 1,206.5 | 1,206.5 | 1,175.8 | 138.3 | – | 290.3 | 80.4 | 152.5 |
| AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz | **June 2024** | **1,765** | **1,751** | **1,751** | **1,525** | **117,386** | **1,825** | **1,918** | **1,909** |
| | June 2023 | 1,246 | 1,227 | 1,225 | 917 | – | 1,183 | 1,194 | 1,389 |
| | | | | | | | | | |
| All-in cost (per table on page 44) | **June 2024** | **(1,892.9)** | **(1,831.4)** | **(1,831.4)** | **(34.6)** | **(243.3)** | **(452.1)** | **(136.9)** | **(215.8)** |
| | June 2023 | (1,594.7) | (1,571.1) | (1,527.1) | (22.3) | (198.4) | (342.7) | (98.9) | (211.5) |
| Add back by-product credits | **June 2024** | **(92.2)** | **(92.2)** | **(92.2)** | **(89.9)** | **(0.1)** | **(0.7)** | **(0.1)** | **(0.3)** |
| | June 2023 | (116.9) | (116.9) | (116.8) | (114.6) | – | (0.6) | (0.1) | (0.3) |
| All-in cost gross of by-product credits | **June 2024** | **(1,985.1)** | **(1,923.6)** | **(1,923.6)** | **(124.5)** | **(243.4)** | **(452.8)** | **(137.0)** | **(216.1)** |
| | June 2023 | (1,711.6) | (1,688.0) | (1,643.9) | (136.9) | (198.4) | (343.3) | (99.0) | (211.8) |
| Gold-equivalent ounces sold | **June 2024** | **960.6** | **960.6** | **960.6** | **79.6** | **0.5** | **248.1** | **71.4** | **113.2** |
| | June 2023 | 1,206.5 | 1,206.5 | 1,175.8 | 138.3 | – | 290.3 | 80.4 | 152.5 |
| AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz | **June 2024** | **2,066** | **2,002** | **2,002** | **1,563** | **469,667** | **1,825** | **1,918** | **1,909** |
| | June 2023 | 1,419 | 1,399 | 1,398 | 990 | – | 1,183 | 1,232 | 1,389 |

46 Gold Fields H1 Results 2024

# All-in sustaining costs and all-in cost gross of by-product credits per equivalent ounce of gold sold

continued

World Gold Council Industry Standard

| | | United States Dollar | | | | | |
|---|---|---|---|---|---|---|---|
| | | Australia | | | | Corporate and projects | Discontinued |
| *Figures in millions unless otherwise stated* | | Agnew | St Ives | Granny Smith | Gruyere 50% | | Asanko 45% |
| All-in sustaining costs (per table on page 45) | **June 2024** | **(153.2)** | **(270.3)** | **(158.1)** | **(111.5)** | **(13.1)** | **–** |
| | June 2023 | (139.6) | (217.9) | (156.1) | (87.5) | (23.1) | (40.4) |
| Add back by-product credits | **June 2024** | **(0.3)** | **(0.4)** | **(0.1)** | **(0.3)** | **–** | **–** |
| | June 2023 | (0.2) | (0.5) | (0.1) | (0.4) | – | (0.1) |
| All-in sustaining costs gross of by-product credits | **June 2024** | **(153.5)** | **(270.7)** | **(158.2)** | **(111.8)** | **(13.1)** | **–** |
| | June 2023 | (139.8) | (218.4) | (156.2) | (87.8) | (23.1) | (40.5) |
| Gold-equivalent ounces sold | **June 2024** | **113.0** | **145.2** | **125.9** | **63.5** | **–** | **–** |
| | June 2023 | 112.8 | 187.1 | 134.4 | 80.1 | – | 30.6 |
| AISC gross of by-product credits per equivalent ounce of gold – US$/eq oz | **June 2024** | **1,358** | **1,865** | **1,257** | **1,760** | **–** | **–** |
| | June 2023 | 1,239 | 1,167 | 1,162 | 1,097 | – | 1,322 |
| All-in cost (per table on page 45) | **June 2024** | **(169.9)** | **(290.8)** | **(176.1)** | **(112.0)** | **(61.5)** | **–** |
| | June 2023 | (155.4) | (234.9) | (173.8) | (89.2) | (23.7) | (44.0) |
| Add back by-product credits | **June 2024** | **(0.3)** | **(0.4)** | **(0.1)** | **(0.3)** | **–** | **–** |
| | June 2023 | (0.2) | (0.5) | (0.1) | (0.4) | – | (0.1) |
| All-in cost gross of by-product credits | **June 2024** | **(170.1)** | **(291.2)** | **(176.2)** | **(112.3)** | **(61.5)** | **–** |
| | June 2023 | (155.6) | (235.4) | (173.9) | (89.6) | (23.7) | (44.1) |
| Gold-equivalent ounces sold | **June 2024** | **113.0** | **145.2** | **125.9** | **63.5** | **–** | **–** |
| | June 2023 | 112.8 | 187.1 | 134.4 | 80.1 | – | 30.6 |
| AIC gross of by-product credits per equivalent ounce of gold – US$/eq oz | **June 2024** | **1,505** | **2,006** | **1,399** | **1,768** | **–** | **–** |
| | June 2023 | 1,379 | 1,258 | 1,294 | 1,118 | – | 1,438 |

Gold Fields H1 Results **2024** 47

# Underground and surface

| Imperial ounces with metric tonnes and grade | | Total Mine Operations and Salares Norte Including Discontinued Operations | Total Mine Operations and Salares Norte Excluding Discontinued Operations | Peru | Chile | Ghana | | South Africa | Australia | | | | Discontinued |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Cerro Corona | Salares Norte | Tarkwa | Damang | South Deep | Agnew | St Ives | Granny Smith | Gruyere 50% | Asanko 45% |
| **Tonnes mined (000 tonnes)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **2,971** | **2,971** | **–** | **–** | **–** | **–** | **779** | **594** | **830** | **767** | **–** | **–** |
| | June 2023 | 3,056 | 3,056 | – | – | – | – | 798 | 520 | 879 | 858 | – | – |
| – underground waste | **June 2024** | **1,210** | **1,210** | **–** | **–** | **–** | **–** | **209** | **376** | **378** | **246** | **–** | **–** |
| | June 2023 | 1,070 | 1,070 | – | – | – | – | 148 | 407 | 319 | 197 | – | – |
| – surface ore | **June 2024** | **14,467** | **14,467** | **5,101** | **1,415** | **6,914** | **–** | **–** | **–** | **–** | **–** | **1,038** | **–** |
| | June 2023 | 22,490 | 22,490 | 6,370 | 420 | 9,957 | 2,265 | – | 143 | 1,244 | – | 2,090 | – |
| – total | **June 2024** | **18,649** | **18,649** | **5,101** | **1,415** | **6,914** | **–** | **988** | **971** | **1,209** | **1,014** | **1,038** | **–** |
| | June 2023 | 26,616 | 26,616 | 6,370 | 420 | 9,957 | 2,265 | 946 | 1,071 | 2,442 | 1,055 | 2,090 | – |
| **Grade mined (grams per tonne)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **5.2** | **5.2** | **–** | **–** | **–** | **–** | **5.4** | **5.9** | **4.2** | **5.5** | **–** | **–** |
| | June 2023 | 5.6 | 5.6 | – | – | – | – | 6.3 | 6.5 | 4.9 | 5.2 | – | – |
| – surface ore | **June 2024** | **1.3** | **1.3** | **0.5** | **4.6** | **1.2** | **–** | **–** | **–** | **–** | **–** | **1.3** | **–** |
| | June 2023 | 1.2 | 1.2 | 0.7 | 7.2 | 1.2 | 1.1 | – | 2.1 | 1.7 | – | 1.2 | – |
| – total | **June 2024** | **1.9** | **1.9** | **0.5** | **4.6** | **1.2** | **–** | **4.3** | **5.9** | **4.2** | **5.5** | **1.3** | **–** |
| | June 2023 | 1.7 | 1.7 | 0.7 | 7.2 | 1.2 | 1.1 | 5.3 | 5.6 | 3.0 | 5.2 | 1.2 | – |
| **Gold mined (000 ounces)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **497.6** | **497.6** | **–** | **–** | **–** | **–** | **135.4** | **113.2** | **112.3** | **136.7** | **–** | **–** |
| | June 2023 | 551.0 | 551.0 | – | – | – | – | 160.6 | 108.8 | 139.0 | 142.7 | – | – |
| – surface ore | **June 2024** | **586.8** | **586.8** | **74.8** | **209.8** | **258.1** | **–** | **–** | **–** | **–** | **–** | **44.1** | **–** |
| | June 2023 | 858.4 | 858.4 | 142.2 | 97.1 | 384.2 | 77.3 | – | 9.8 | 66.3 | – | 81.6 | – |
| – total | **June 2024** | **1,084.4** | **1,084.4** | **74.8** | **209.8** | **258.1** | **–** | **135.4** | **113.2** | **112.3** | **136.7** | **44.1** | **–** |
| | June 2023 | 1,409.4 | 1,409.4 | 142.2 | 97.1 | 384.2 | 77.3 | 160.6 | 118.5 | 205.3 | 142.7 | 81.6 | – |
| **Ore milled/treated (000 tonnes)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **3,090** | **3,090** | **–** | **–** | **–** | **–** | **764** | **601** | **976** | **749** | **–** | **–** |
| | June 2023 | 3,043 | 3,043 | – | – | – | – | 808 | 519 | 856 | 860 | – | – |
| – underground waste | **June 2024** | **123** | **123** | **–** | **–** | **–** | **–** | **123** | **–** | **–** | **–** | **–** | **–** |
| | June 2023 | 106 | 106 | – | – | – | – | 106 | – | – | – | – | – |
| – surface ore | **June 2024** | **16,545** | **16,545** | **3,023** | **16** | **7,350** | **2,476** | **596** | **–** | **1,074** | **–** | **2,010** | **–** |
| | June 2023 | 18,317 | 16,956 | 3,326 | – | 6,981 | 2,386 | 511 | 154 | 1,204 | – | 2,395 | 1,360 |
| – total | **June 2024** | **19,757** | **19,757** | **3,023** | **16** | **7,350** | **2,476** | **1,482** | **601** | **2,050** | **749** | **2,010** | **–** |
| | June 2023 | 21,465 | 20,105 | 3,326 | – | 6,981 | 2,386 | 1,425 | 673 | 2,059 | 860 | 2,395 | 1,360 |
| **Yield (grams per tonne)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **4.6** | **4.6** | **–** | **–** | **–** | **–** | **4.7** | **5.7** | **3.5** | **5.2** | **–** | **–** |
| | June 2023 | 5.3 | 5.3 | – | – | – | – | 5.9 | 6.1 | 4.6 | 4.8 | – | – |
| – surface ore | **June 2024** | **0.9** | **0.9** | **0.8** | **1.0** | **1.0** | **0.9** | **0.1** | **–** | **0.8** | **–** | **1.0** | **–** |
| | June 2023 | 1.2 | 1.2 | 1.3 | – | 1.3 | 1.0 | 0.1 | 2.1 | 1.5 | – | 1.0 | 0.7 |
| – combined | **June 2024** | **1.5** | **1.5** | **0.8** | **1.0** | **1.0** | **0.9** | **2.5** | **5.7** | **2.1** | **5.2** | **1.0** | **–** |
| | June 2023 | 1.7 | 1.8 | 1.3 | – | 1.3 | 1.0 | 3.4 | 5.2 | 2.8 | 4.8 | 1.0 | 0.7 |
| **Gold produced (000 ounces)** | | | | | | | | | | | | | |
| – underground ore | **June 2024** | **461.2** | **461.2** | **–** | **–** | **–** | **–** | **114.5** | **110.3** | **110.4** | **125.9** | **–** | **–** |
| | June 2023 | 516.7 | 516.7 | – | – | – | – | 154.4 | 101.1 | 127.0 | 134.1 | – | – |
| – surface ore | **June 2024** | **492.8** | **492.8** | **78.5** | **0.5** | **247.7** | **71.8** | **2.3** | **–** | **28.6** | **–** | **63.4** | **–** |
| | June 2023 | 680.5 | 650.7 | 135.3 | – | 287.7 | 79.3 | 1.2 | 10.6 | 57.2 | – | 79.3 | 29.9 |
| – total | **June 2024** | **954.0** | **954.0** | **78.5** | **0.5** | **247.7** | **71.8** | **116.8** | **110.3** | **139.0** | **125.9** | **63.4** | **–** |
| | June 2023 | 1,197.2 | 1,167.3 | 135.3 | – | 287.7 | 79.3 | 155.7 | 111.7 | 184.2 | 134.1 | 79.3 | 29.9 |
| **Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne)** | | | | | | | | | | | | | |
| – underground | **June 2024** | **151** | **151** | **–** | **–** | **–** | **–** | **165** | **174** | **124** | **152** | **–** | **–** |
| | June 2023 | 142 | 142 | – | – | – | – | 151 | 164 | 130 | 131 | – | – |
| – surface | **June 2024** | **33** | **33** | **36** | **820** | **33** | **25** | **41** | **–** | **38** | **–** | **25** | **–** |
| | June 2023 | 33 | 33 | 34 | – | 32 | 41 | 37 | 80 | 39 | – | 23 | 22 |
| – total | **June 2024** | **52** | **52** | **36** | **820** | **33** | **25** | **115** | **174** | **79** | **152** | **25** | **–** |
| | June 2023 | 49 | 50 | 34 | – | 32 | 41 | 110 | 145 | 77 | 131 | 23 | 22 |

48 Gold Fields H1 Results 2024

# Review of operations

## Quarter ended 30 June 2024 compared with quarter ended 31 March 2024

*Figures may not add as they are rounded independently.*

### Gruyere

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Mine physicals and AIC in table on a 100% basis | | | | |
| Ore mined | 000 tonnes | **1,052** | 1,023 | 3 % |
| Waste (Capital) | 000 tonnes | **9,219** | 7,312 | 26 % |
| Waste (Operational) | 000 tonnes | **39** | 254 | (85)% |
| Total waste mined | 000 tonnes | **9,258** | 7,566 | 22 % |
| Total tonnes mined | 000 tonnes | **10,310** | 8,589 | 20 % |
| Grade mined | g/t | **1.33** | 1.32 | 1 % |
| Gold mined | 000'oz | **44.8** | 43.4 | 3 % |
| Strip ratio | waste/ ore | **8.8** | 7.4 | 19 % |
| Tonnes milled | 000 tonnes | **2,082** | 1,938 | 7 % |
| Yield | g/t | **0.93** | 1.03 | (10)% |
| Gold produced | 000'oz | **62.5** | 64.3 | (3)% |
| Gold sold | 000'oz | **62.4** | 64.7 | (4)% |
| AIC and capital in table on a 50% basis | | | | |
| AISC | A$/oz | **2,691** | 2,639 | (2)% |
| | US$/oz | **1,774** | 1,737 | (2)% |
| AIC | A$/oz | **2,707** | 2,647 | (2)% |
| | US$/oz | **1,784** | 1,742 | (2)% |
| Sustaining capital expenditure | A$m | **28.8** | 26.2 | 10 % |
| | US$m | **19.0** | 17.2 | 10 % |
| Non-sustaining capital expenditure | A$m | **—** | — | — % |
| | US$m | **—** | — | — % |
| Total capital expenditure | A$m | **28.8** | 26.2 | 10 % |
| | US$m | **19.0** | 17.2 | 10 % |

The significant rainfall event in March 2024 which resulted in the closure of the Great Central Road, the primary access road to Gruyere, from 5 March 2024 to 30 April 2024 significantly impacted production in both the March and June quarters. Improved production is forecast for the second half of 2024.

Gold production decreased by 3% to 62,500oz in the June quarter from 64,300oz in the March quarter due to the lower grade of ore processed.

AIC increased by 2% to A$2,707oz (US$1,784/oz) in the June quarter from A$2,647oz (US$1,742/oz) in the March quarter.

Total capital expenditure (on a 50% basis) increased by 10% to A$29m (US$19m) in the June quarter from A$26m (US$17m) in the March quarter following increased waste stripping at Stage 5 of the Gruyere pit.

### Granny Smith

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Underground ore mined | 000 tonnes | **373** | 395 | (6)% |
| Underground waste mined | 000 tonnes | **140** | 106 | 32 % |
| Total tonnes mined | 000 tonnes | **513** | 501 | 2 % |
| Grade mined – underground | g/t | **5.86** | 5.24 | 12 % |
| Gold mined | 000'oz | **70.2** | 66.5 | 6 % |
| Tonnes milled | 000 tonnes | **360** | 389 | (7)% |
| Yield | g/t | **5.55** | 4.93 | 13 % |
| Gold produced | 000'oz | **64.2** | 61.7 | 4 % |
| Gold sold | 000'oz | **72.9** | 53.0 | 38 % |
| AISC | A$/oz | **1,802** | 2,051 | 12 % |
| | US$/oz | **1,188** | 1,350 | 12 % |
| AIC | A$/oz | **1,997** | 2,299 | 13 % |
| | US$/oz | **1,316** | 1,512 | 13 % |
| Sustaining capital expenditure | A$m | **22.5** | 15.8 | 42 % |
| | US$m | **14.8** | 10.4 | 42 % |
| Non-sustaining capital expenditure | A$m | **13.3** | 12.2 | 9 % |
| | US$m | **8.7** | 8.0 | 9 % |
| Total capital expenditure | A$m | **35.8** | 28.0 | 28 % |
| | US$m | **23.5** | 18.4 | 28 % |

Gold production increased by 4% to 64,200oz in the June quarter from 61,700oz in the March quarter due to higher grades mined.

AIC decreased by 13% to A$1,997/oz (US$1,316/oz) in the June quarter from A$2,299/oz (US$1,512/oz) in the March quarter as a result of higher gold sold and lower production costs on decreased ore mined and processed, which was partially offset by increased capital expenditure.

Total capital expenditure increased by 28% to A$36m (US$24m) in the June quarter from A$28m (US$18m) in the March quarter with increased expenditure on underground development and infrastructure.

Gold Fields H1 Results **2024** 49

## St Ives

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| **Underground** | | | | |
| Ore mined | 000 tonnes | **423** | 407 | 4 % |
| Waste mined | 000 tonnes | **210** | 168 | 25 % |
| Total tonnes mined | 000 tonnes | **633** | 575 | 10 % |
| Grade mined | g/t | **4.19** | 4.22 | (1)% |
| Gold mined | 000'oz | **57.0** | 55.3 | 3 % |
| **Surface** | | | | |
| Ore mined | 000 tonnes | **—** | — | — % |
| Waste (Capital) | 000 tonnes | **2,659** | 2,428 | 10 % |
| Waste (Operational) | 000 tonnes | **—** | — | — % |
| Total waste mined | 000 tonnes | **2,659** | 2,428 | 10 % |
| Total tonnes mined | 000 tonnes | **2,659** | 2,428 | 10 % |
| Grade mined | g/t | **—** | — | — % |
| Gold mined | 000'oz | **—** | — | — % |
| Strip ratio | waste/ ore | **—** | — | — % |
| **Total (underground and surface)** | | | | |
| Total ore mined | 000 tonnes | **423** | 407 | 4 % |
| Total grade mined | g/t | **4.19** | 4.22 | (1)% |
| Total tonnes mined | 000 tonnes | **3,292** | 3,003 | 10 % |
| Total gold mined | 000'oz | **57.0** | 55.3 | 3 % |
| Tonnes milled | 000 tonnes | **1,039** | 1,011 | 3 % |
| Yield – underground | g/t | **3.03** | 4.18 | (28)% |
| Yield – surface | g/t | **0.99** | 0.70 | 41 % |
| Yield – combined | g/t | **2.10** | 2.12 | (1)% |
| Gold produced | 000'oz | **70.1** | 68.9 | 2 % |
| Gold sold | 000'oz | **71.4** | 73.8 | (3)% |
| AISC | A$/oz | **2,903** | 2,753 | (5)% |
| | US$/oz | **1,913** | 1,811 | (6)% |
| AIC | A$/oz | **3,132** | 2,954 | (6)% |
| | US$/oz | **2,064** | 1,943 | (6)% |
| Sustaining capital expenditure | A$m | **56.8** | 48.3 | 18 % |
| | US$m | **37.4** | 31.8 | 18 % |
| Non-sustaining capital expenditure | A$m | **10.2** | 8.6 | 19 % |
| | US$m | **6.8** | 5.7 | 19 % |
| Total capital expenditure | A$m | **67.0** | 56.9 | 18 % |
| | US$m | **44.2** | 37.5 | 18 % |

Gold production increased by 2% to 70,100oz in the June quarter from 68,900oz in the March quarter due to increased ore mined and processed from the underground mines. In line with the mine plan, production is expected to increase in the second half of the year as the Swiftsure and Invincible Footwall South open pits transition from pre-strip to ore production.

AIC increased by 6% to A$3,132/oz (US$2,064/oz) in the June quarter from A$2,954/oz (US$1,943/oz) in the March quarter due to increased capital expenditure and a decrease in gold sold.

Total capital expenditure increased by 18% to A$67m (US$44m) in the June quarter from A$57m (US$38m) in the March quarter with increased expenditure on the Renewables Power Project.

## Agnew

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| **Underground** | | | | |
| Ore mined | 000 tonnes | **315** | 280 | 13 % |
| Waste mined | 000 tonnes | **237** | 139 | 71 % |
| Total tonnes mined | 000 tonnes | **552** | 419 | 32 % |
| Grade mined | g/t | **5.54** | 6.36 | (13)% |
| Gold mined | 000'oz | **56.0** | 57.2 | (2)% |
| **Surface** | | | | |
| Waste (Capital) | 000 tonnes | **—** | 626 | (100)% |
| Waste (Operational) | 000 tonnes | **—** | — | (100)% |
| Total waste mined | 000 tonnes | **—** | 626 | (100)% |
| Total tonnes mined | 000 tonnes | **—** | 626 | (100)% |
| Grade mined | g/t | **—** | — | — % |
| Gold mined | 000'oz | **—** | — | — % |
| **Total (underground and surface)** | | | | |
| Total ore mined | 000 tonnes | **315** | 280 | 13 % |
| Total grade mined | g/t | **5.54** | 6.36 | (13)% |
| Total tonnes mined | 000 tonnes | **551** | 1,045 | (47)% |
| Total gold mined | 000'oz | **56.0** | 57.2 | (2)% |
| Tonnes milled | 000 tonnes | **313** | 288 | 9 % |
| Yield – underground | g/t | **5.66** | 5.76 | (2)% |
| Yield – surface | g/t | **—** | — | — % |
| Yield – combined | g/t | **5.66** | 5.76 | (2)% |
| Gold produced | 000'oz | **57.0** | 53.3 | 7 % |
| Gold sold | 000'oz | **59.3** | 53.7 | 10 % |
| AISC | A$/oz | **2,110** | 2,002 | (5)% |
| | US$/oz | **1,390** | 1,317 | (6)% |
| AIC | A$/oz | **2,303** | 2,258 | (2)% |
| | US$/oz | **1,518** | 1,486 | (2)% |
| Sustaining capital expenditure | A$m | **23.5** | 17.1 | 37 % |
| | US$m | **15.5** | 11.2 | 38 % |
| Non-sustaining capital expenditure | A$m | **9.0** | 7.8 | 15 % |
| | US$m | **5.9** | 5.1 | 16 % |
| Total capital expenditure | A$m | **32.5** | 24.9 | 31 % |
| | US$m | **21.4** | 16.3 | 31 % |

Gold production increased by 7% to 57,000oz in the June quarter from 53,300oz in the March quarter due to increased underground ore mined and processed.

Total tonnes mined decreased by 47% quarter on quarter due to the inclusion of 626kt of surface capital waste mined at the Barren Lands pit in the March quarter. This represented works on a minor cutback at the east wall of the pit to ensure long-term pit stability while being utilised to provide access to the Barren Lands and Redeemer Underground Complexes.

50 Gold Fields H1 Results 2024

AIC increased by 2% to A$2,303/oz (US$1,518oz) in the June quarter from A$2,258/oz (US$1,486oz) in the March quarter on higher capital expenditure partially offset by increased gold sold.

Total capital expenditure increased by 31% to A$33m (US$21m) in the June quarter from A$25m (US$16m) in the March quarter due to increased development at Waroonga and Redeemer.

## South Deep

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **445** | 334 | 33 % |
| Waste mined | 000 tonnes | **99** | 110 | (10)% |
| Total tonnes | 000 tonnes | **544** | 444 | 23 % |
| Grade mined – underground reef | g/t | **5.53** | 5.25 | 5 % |
| Grade mined – underground total | g/t | **4.52** | 3.95 | 14 % |
| Gold mined | kg | **2,459** | 1,753 | 40 % |
| | 000'oz | **79.1** | 56.4 | 40 % |
| Development | m | **3,206** | 2,934 | 9 % |
| Secondary support | m | **2,557** | 2,103 | 22 % |
| Backfill | $m^3$ | **153,382** | 109,633 | 40 % |
| Ore milled – underground reef | 000 tonnes | **418** | 345 | 21 % |
| Ore milled – underground waste | 000 tonnes | **53** | 70 | (24)% |
| Total underground tonnes milled | 000 tonnes | **471** | 415 | 13 % |
| Ore milled – surface | 000 tonnes | **282** | 314 | (10)% |
| Total tonnes milled | 000 tonnes | **753** | 729 | 3 % |
| Yield – underground reef | g/t | **4.28** | 5.13 | (17)% |
| Surface yield | g/t | **0.10** | 0.14 | (29)% |
| Total yield | g/t | **2.41** | 2.49 | (3)% |
| Gold produced | kg | **1,818** | 1,814 | — % |
| | 000'oz | **58.5** | 58.3 | — % |
| Gold sold | kg | **1,855** | 1,666 | 11 % |
| | 000'oz | **59.6** | 53.5 | 11 % |
| AISC | R/kg | **1,149,439** | 1,144,350 | — % |
| | US$/oz | **1,924** | 1,886 | (2)% |
| AIC | R/kg | **1,149,439** | 1,144,350 | — % |
| | US$/oz | **1,924** | 1,886 | (2)% |
| Sustaining capital expenditure | Rm | **483.4** | 340.9 | 42 % |
| | US$m | **26.0** | 18.1 | 44 % |
| Non-sustaining capital expenditure | Rm | **—** | — | — % |
| | US$m | **—** | — | — % |
| Total capital expenditure | Rm | **483.4** | 340.9 | 42 % |
| | US$m | **26.0** | 18.1 | 44 % |

A number of key production parameters improved from the March to the June quarter, however, gold produced remained similar at 1,818kg (58,500oz) in the June quarter from 1,814kg (58,300oz) in the March quarter.

Total development increased by 9% in the June quarter to 3,206m from 2,934m in the March quarter as improved efficiencies were realised from HP drill rigs owing to maturing cuts and increased end availability. Total tonnes mined in the June quarter increased by 23% to 544kt from 444kt in the March quarter. Improved volumes were driven by additional equipment coming into production, improved equipment reliability, utilisation and by improvements in the mining efficiencies. Reef grade mined increased by 5% to 5.53g/t in the June quarter from 5.25g/t in the March quarter driven by the changing mining footprint. Backfill placed increased by 40% to 153,382m3 in the June quarter from 109,663m3 in the March quarter as stopes became available for backfilling.

Total underground tonnes milled increased by 13% to 471kt in the June quarter from 415kt in the March quarter due to increased mining volumes. Surface tonnes processed decreased by 10% to 282kt in the June quarter from 314kt in the March quarter due to lower operating hours as a result of planned maintenance of a CIL tank.

Reef yield decreased by 17% to 4.28g/t in the June quarter from 5.13g/t in the March quarter due to a lower-than-planned mine call factor (MCF). Surface yield decreased by 29% to 0.10g/t in the June quarter from 0.14g/t in the March quarter as high-grade surface clean-up material was depleted, the current yields are in line with the business plan.

AIC remained flat at R1,149,439/kg (US$1,924/oz) in the June quarter from R1,144,350/kg (US$1,886/oz) in the March quarter.

Total capital expenditure increased by 42% to R483m (US$26m) in the June quarter from R341m (US$18m) in the March quarter. The increase is mainly due to higher mobile equipment refurbishments, Collision Avoidance System (CAS) level 9 implementation on underground mobile equipment, higher spend on underground fixed infrastructure (roadways, waste rock aggregate plant, tips), purchasing of underground steel handling equipment and annual Microsoft licencing in the June quarter.

## Damang

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Tonnes milled | 000 tonnes | **1,236** | 1,240 | — % |
| Yield | g/t | **0.94** | 0.87 | 8 % |
| Gold produced | 000'oz | **37.3** | 34.6 | 8 % |
| Gold sold | 000'oz | **37.9** | 33.5 | 13 % |
| AISC | US$/oz | **1,787** | 2,063 | 13 % |
| AIC | US$/oz | **1,787** | 2,063 | 13 % |
| Sustaining capital expenditure | US$m | **1.8** | 2.9 | (38)% |
| Non-sustaining capital expenditure | US$m | **—** | — | — % |
| Total capital expenditure | US$m | **1.8** | 2.9 | (38)% |

Gold production increased by 8% to 37,300oz in the June quarter from 34,600oz in the March quarter due to higher yield. Yield increased by 8% to 0.94g/t in the June quarter from 0.87g/t in the March quarter due to improved MCF from the historic stockpiles fed.

AIC decreased by 13% to US$1,787/oz in the June quarter from US$2,063/oz in the March quarter mainly due to higher gold sold and lower capital expenditure.

Total capital expenditure decreased by 38% to US$2m in the June quarter from US$3m in the March quarter due to timing of expenditure on the Far East Tailings Storage Facility Stage 4 raise project.

Gold Fields H1 Results 2024 51

## Tarkwa

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **3,600** | 3,314 | 9 % |
| Waste (Capital) | 000 tonnes | **9,406** | 9,357 | 1 % |
| Waste (Operational) | 000 tonnes | **11,446** | 9,749 | 17 % |
| Total waste mined | 000 tonnes | **20,852** | 19,106 | 9 % |
| Total tonnes mined | 000 tonnes | **24,452** | 22,420 | 9 % |
| Strip ratio | waste/ore | **5.4** | 5.8 | (7)% |
| Grade mined | g/t | **1.06** | 1.27 | (17)% |
| Gold mined | 000'oz | **122.5** | 135.6 | (10)% |
| Tonnes milled | 000 tonnes | **3,667** | 3,683 | — % |
| Yield | g/t | **0.98** | 1.11 | (12)% |
| Gold produced | 000'oz | **115.9** | 131.8 | (12)% |
| Gold sold | 000'oz | **120.8** | 127.3 | (5)% |
| AISC | US$/oz | **1,897** | 1,751 | (8)% |
| AIC | US$/oz | **1,897** | 1,751 | (8)% |
| Sustaining capital expenditure | US$m | **57.9** | 54.4 | 6 % |
| Non-sustaining capital expenditure | US$m | **—** | — | — % |
| Total capital expenditure | US$m | **57.9** | 54.4 | 6 % |

Gold production decreased by 12% to 115,900oz in the June quarter from 131,800oz in the March quarter due to lower yield as a result of increased ex-pit volumes at lower grades and increased volumes of lower grade stockpiled material. Waste stripping to unlock ore increased and key ore blocks are expected to be exposed in Q3 2024.

Total tonnes mined, including capital waste stripping, increased by 9% due to increased mining capacity and to prioritise waste stripping to unlock key ore blocks.

AIC increased by 8% to US$1,897/oz in the June quarter from US$1,751/oz in the March quarter due to lower gold sold, higher royalties and higher capital expenditure.

Total capital expenditure increased by 6% to US$58m in the June quarter from US$54m in the March quarter due to higher tailings project construction expenditure of US$9m in the June quarter compared to US$5m in the March quarter.

## Chile

### Salares Norte

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **—** | 1,415 | (100)% |
| Waste (capital) | 000 tonnes | **8,388** | 6,637 | 26 % |
| Waste (operational) | 000 tonnes | **—** | 1,741 | (100)% |
| Total waste mined | 000 tonnes | **8,388** | 8,378 | — % |
| Total tonnes mined | 000 tonnes | **8,388** | 9,793 | (14)% |
| Strip ratio | waste/ore | **—** | 5.92 | (14)% |
| Grade mined – gold | g/t | **—** | 4.61 | (100)% |
| Grade mined – silver | g/t | **—** | 136.55 | (100)% |
| Gold mined | 000'oz | **—** | 209.8 | (100)% |
| Silver mined | 000'oz | **—** | 6,210.3 | (100)% |
| Tonnes milled | 000 tonnes | **12** | 4 | 200 % |
| Gold recoveries | per cent | **0.2** | — | 100 % |
| Silver recoveries | per cent | **0.2** | — | 100 % |
| Yield – Gold | g/t | **1.3** | — | 100 % |
| – Silver | per cent | **6.4** | — | 100 % |
| – Combined | eq g/t | **1.3** | — | 100 % |
| Gold produced | 000'oz | **0.5** | — | 100 % |
| Silver produced | 000'oz | **2.4** | — | 100 % |
| Total equivalent gold produced | 000' eq oz | **0.5** | — | 100 % |
| Total equivalent gold sold | 000' eq oz | **0.5** | — | 100 % |
| AISC | US$/oz | **74,677** | — | 100 % |
| AISC | US$/ eq oz | **70,142** | — | 100 % |
| AIC | US$/oz | **206,790** | — | 100 % |
| AIC | US$/ eq oz | **193,973** | — | 100 % |
| Sustaining capital expenditure | US$m | **35.1** | 22.7 | 55 % |
| Non-sustaining expenditure | US$m | **61.4** | 111.1 | (45)% |
| Total capital expenditure | US$m | **96.5** | 133.8 | (28)% |

Processing plant ramp-up continued during the June quarter but continued to be negatively impacted by severe weather events. Gold production was 468oz in the June quarter compared to 19oz in the March quarter and silver production increased to 2,382oz in the June quarter from 93oz in the March quarter. Gold-equivalent production increased to 497oz in the June quarter from 20oz in the March quarter. The first sales for Salares Norte were completed during the June quarter.

Total capital expenditure decreased by 28% to US$97m in the June quarter from US$134m in the March quarter as construction activities were largely completed and demobilisation of contractors commenced during the June quarter.

52 Gold Fields H1 Results 2024

## Peru

### Cerro Corona

| | | June 2024 | March 2024 | % Variance |
|---|---|---|---|---|
| Ore mined | 000 tonnes | **3,167** | 1,934 | 64 % |
| Waste mined | 000 tonnes | **3,357** | 2,771 | 21 % |
| Total tonnes mined | 000 tonnes | **6,524** | 4,705 | 39 % |
| Strip ratio | waste/ ore | **1.1** | 1.4 | (21)% |
| Grade mined – gold | g/t | **0.44** | 0.49 | (10)% |
| Grade mined – copper | per cent | **0.32** | 0.35 | (9)% |
| Gold mined | 000'oz | **44.5** | 30.3 | 47 % |
| Copper mined | 000 tonnes | **10,281** | 6,693 | 54 % |
| Tonnes milled | 000 tonnes | **1,433** | 1,590 | (10)% |
| Gold recovery | per cent | **71.4** | 71.4 | — % |
| Copper recovery | per cent | **89.7** | 88.6 | 1 % |
| Yield – Gold | g/t | **0.38** | 0.41 | (7)% |
| – Copper | per cent | **0.34** | 0.35 | (3)% |
| – Combined | eq g/t | **0.79** | 0.82 | (4)% |
| Gold produced | 000'oz | **16.8** | 20.2 | (17)% |
| Copper produced | tonnes | **4,707** | 5,371 | (12)% |
| Total equivalent gold produced | 000' eq oz | **36.5** | 42.0 | (13)% |
| Total equivalent gold sold | 000' eq oz | **37.9** | 41.7 | (9)% |
| AISC | US$/oz | **546** | 1,076 | 49 % |
| AISC | US$/ eq oz | **1,498** | 1,548 | 3 % |
| AIC | US$/oz | **672** | 1,116 | 40 % |
| AIC | US$/ eq oz | **1,557** | 1,568 | 1 % |
| Sustaining capital expenditure | US$m | **4.5** | 5.4 | (17)% |
| Non-sustaining capital expenditure | US$m | **0.2** | 0.1 | 100 % |
| Total capital expenditure | US$m | **4.7** | 5.5 | (15)% |

Gold-equivalent production decreased by 13% to 36,500oz in the June quarter from 42,000oz in the March quarter, mainly due to lower gold and copper grades processed in line with the mine sequence and as result of lower tonnes milled due to ore hardness.

AIC per gold ounce sold decreased by 40% to US$672/oz in the June quarter from US$1,116/oz in the March quarter, mainly due to higher by-product credit resulting from a higher copper price and a higher gold inventory credit to cost on the back of the higher low-grade ore mined and stockpiled during the dry season. This was partially offset by lower gold ounces sold.

Total capital expenditure decreased by 15% to US$5m in the June quarter from US$6m in the March quarter, driven by the TSF Water Treatment Plant construction plan.

Gold Fields H1 Results **2024** 53

# Salient features and cost benchmarks

| | | United States Dollar | | | | | | South African Rand |
|---|---|---|---|---|---|---|---|---|
| | | Total Mine operations and Salares Norte | Peru | Chile | Ghana | | South Africa | |
| *Figures are in millions unless otherwise stated* | | | Cerro Corona | Salares Norte Project[1] | Tarkwa | Damang | South Deep | South Deep |
| Operating results | | | | | | | | |
| Ore milled/treated (000 tonnes) | **Jun 2024** | **9,854** | **1,433** | **12** | **3,667** | **1,236** | **753** | **753** |
| | Mar 2024 | 9,904 | 1,590 | 4 | 3,683 | 1,240 | 729 | 729 |
| Yield (grams per tonne) | **Jun 2024** | **1.5** | **0.8** | **1.3** | **1.0** | **0.9** | **2.4** | **2.4** |
| | Mar 2024 | 1.5 | 0.8 | 0.1 | 1.1 | 0.9 | 2.5 | 2.5 |
| Gold produced (000 managed equivalent ounces) | **Jun 2024** | **471.2** | **36.5** | **0.5** | **115.9** | **37.3** | **58.5** | **1,818** |
| | Mar 2024 | 482.7 | 42.0 | — | 131.8 | 34.6 | 58.3 | 1,814 |
| Gold produced (000 attributable equivalent ounces) | **Jun 2024** | **453.7** | **36.3** | **0.5** | **104.3** | **33.5** | **56.4** | **1,753** |
| | Mar 2024 | 463.8 | 41.8 | — | 118.6 | 31.1 | 56.3 | 1,750 |
| Gold sold (000 managed equivalent ounces) | **Jun 2024** | **491.7** | **37.9** | **0.5** | **120.8** | **37.9** | **59.6** | **1,855** |
| | Mar 2024 | 468.9 | 41.7 | — | 127.3 | 33.5 | 53.5 | 1,666 |
| Cost of sales before amortisation and depreciation (million) | **Jun 2024** | **(570.8)** | **(45.3)** | **(0.4)** | **(132.6)** | **(59.5)** | **(88.8)** | **(1,650.6)** |
| | Mar 2024 | (505.0) | (49.3) | 22.9 | (131.5) | (59.5) | (76.8) | (1,449.2) |
| Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) | **Jun 2024** | **53** | **40** | **147** | **33** | **25** | **119** | **2,214** |
| | Mar 2024 | 51 | 32 | 2,622 | 32 | 25 | 111 | 2,094 |
| Sustaining capital (million) | **Jun 2024** | **(211.9)** | **(4.5)** | **(35.1)** | **(57.9)** | **(1.8)** | **(26.0)** | **(483.4)** |
| | Mar 2024 | (174.2) | (5.4) | (22.7) | (54.4) | (2.9) | (18.1) | (340.9) |
| Non-sustaining capital (million) | **Jun 2024** | **(83.1)** | **(0.2)** | **(61.4)** | **—** | **—** | **—** | **—** |
| | Mar 2024 | (130.0) | (0.1) | (111.1) | — | — | — | — |
| Total capital expenditure (million) | **Jun 2024** | **(295.0)** | **(4.7)** | **(96.5)** | **(57.9)** | **(1.8)** | **(26.0)** | **(483.4)** |
| | Mar 2024 | (304.2) | (5.5) | (133.8) | (54.4) | (2.9) | (18.1) | (340.9) |
| All-in sustaining costs (Dollar per ounce) | **Jun 2024** | **1,737** | **546** | **74,677** | **1,897** | **1,787** | **1,924** | **1,149,439** |
| | Mar 2024 | 1,724 | 1,076 | — | 1,751 | 2,063 | 1,886 | 1,144,350 |
| Total all-in cost (Dollar per ounce) | **Jun 2024** | **1,937** | **672** | **206,790** | **1,897** | **1,787** | **1,924** | **1,149,439** |
| | Mar 2024 | 2,052 | 1,116 | — | 1,751 | 2,063 | 1,886 | 1,144,350 |

*Average exchange rates were US$1 = R18.56, US$1 = R18.87 for the June 2024 and March 2024 quarters.*
*The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.66 for the June 2024 and March 2024 quarters.*
*Figures may not add as they are rounded independently.*

54 Gold Fields H1 Results 2024

# Salient features and cost benchmarks continued

| Figures are in millions unless otherwise stated | | United States Dollar – Australia – Agnew | United States Dollar – Australia – St Ives | United States Dollar – Australia – Granny Smith | United States Dollar – Australia – Gruyere 50% | Australian Dollar – Australia – Agnew | Australian Dollar – Australia – St Ives | Australian Dollar – Australia – Granny Smith | Australian Dollar – Australia – Gruyere 50% |
|---|---|---|---|---|---|---|---|---|---|
| **Operating results** | | | | | | | | | |
| Ore milled/treated (000 tonnes) | **Jun 2024** | **313** | **1,039** | **360** | **1,041** | **313** | **1,039** | **360** | **1,041** |
| | Mar 2024 | 288 | 1,011 | 389 | 969 | 288 | 1,011 | 389 | 969 |
| Yield (grams per tonne) | **Jun 2024** | **5.7** | **2.1** | **5.5** | **0.9** | **5.7** | **2.1** | **5.5** | **0.9** |
| | Mar 2024 | 5.8 | 2.1 | 4.9 | 1.0 | 5.8 | 2.1 | 4.9 | 1.0 |
| Gold produced (000 managed equivalent ounces) | **Jun 2024** | **57.0** | **70.1** | **64.2** | **31.3** | **57.0** | **70.1** | **64.2** | **31.3** |
| | Mar 2024 | 53.3 | 68.9 | 61.7 | 32.2 | 53.3 | 68.9 | 61.7 | 32.2 |
| Gold produced (000 attributable equivalent ounces) | **Jun 2024** | **57.0** | **70.1** | **64.2** | **31.3** | **57.0** | **70.1** | **64.2** | **31.3** |
| | Mar 2024 | 53.3 | 68.9 | 61.7 | 32.2 | 53.3 | 68.9 | 61.7 | 32.2 |
| Gold sold (000 managed equivalent ounces) | **Jun 2024** | **59.3** | **71.4** | **72.9** | **31.2** | **59.3** | **71.4** | **72.9** | **31.2** |
| | Mar 2024 | 53.7 | 73.8 | 53.0 | 32.3 | 53.7 | 73.8 | 53.0 | 32.3 |
| Cost of sales before amortisation and depreciation (million) | **Jun 2024** | **(59.4)** | **(90.7)** | **(63.6)** | **(30.4)** | **(90.1)** | **(137.7)** | **(96.5)** | **(46.1)** |
| | Mar 2024 | (46.8) | (88.2) | (47.9) | (27.9) | (71.2) | (134.1) | (72.8) | (42.3) |
| Cost of sales before gold inventory change and amortisation and depreciation (Dollar per tonne) | **Jun 2024** | **166** | **82** | **152** | **25** | **251** | **124** | **230** | **38** |
| | Mar 2024 | 183 | 77 | 152 | 24 | 277 | 117 | 231 | 37 |
| Sustaining capital (million) | **Jun 2024** | **(15.5)** | **(37.4)** | **(14.8)** | **(19.0)** | **(23.5)** | **(56.8)** | **(22.5)** | **(28.8)** |
| | Mar 2024 | (11.2) | (31.8) | (10.4) | (17.2) | (17.1) | (48.3) | (15.8) | (26.2) |
| Non-sustaining capital (million) | **Jun 2024** | **(5.9)** | **(6.8)** | **(8.7)** | **—** | **(9.0)** | **(10.2)** | **(13.3)** | **—** |
| | Mar 2024 | (5.1) | (5.7) | (8.0) | — | (7.8) | (8.6) | (12.2) | — |
| Total capital expenditure (million) | **Jun 2024** | **(21.4)** | **(44.2)** | **(23.5)** | **(19.0)** | **(32.5)** | **(67.0)** | **(35.8)** | **(28.8)** |
| | Mar 2024 | (16.3) | (37.5) | (18.4) | (17.2) | (24.9) | (56.9) | (28.0) | (26.2) |
| All-in sustaining costs (Dollar per ounce) | **Jun 2024** | **1,390** | **1,913** | **1,188** | **1,774** | **2,110** | **2,903** | **1,802** | **2,691** |
| | Mar 2024 | 1,317 | 1,811 | 1,350 | 1,737 | 2,002 | 2,753 | 2,051 | 2,639 |
| Total all-in cost (Dollar per ounce) | **Jun 2024** | **1,518** | **2,064** | **1,316** | **1,784** | **2,303** | **3,132** | **1,997** | **2,707** |
| | Mar 2024 | 1,486 | 1,943 | 1,512 | 1,742 | 2,258 | 2,954 | 2,299 | 2,647 |

*Average exchange rates were US$1 = R18.56, US$1 = R18.87 for the June 2024 and March 2024 quarters.*
*The Australian/US Dollar exchange rates were A$1 = US$0.66, A$1 = US$0.66 for the June 2024 and March 2024 quarters.*
*Figures may not add as they are rounded independently.*

Gold Fields H1 Results **2024** 55

# Underground and surface

| Imperial ounces with metric tonnes and grade | | Total Mine operations and Salares Norte | Peru | Chile | Ghana | | South Africa | Australia | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Cerro Corona | Salares Norte | Tarkwa | Damang | South Deep | Agnew | St Ives | Granny Smith | Gruyere 50% |
| Tonnes mined (000 tonnes)* – underground ore | **Jun 2024** | **1,555** | **–** | **–** | **–** | **–** | **445** | **315** | **423** | **373** | **–** |
| | Mar 2024 | 1,416 | – | – | – | – | 334 | 280 | 407 | 395 | – |
| – underground waste | **Jun 2024** | **686** | **–** | **–** | **–** | **–** | **99** | **237** | **210** | **140** | **–** |
| | Mar 2024 | 524 | – | – | – | – | 110 | 139 | 168 | 106 | – |
| – surface ore | **Jun 2024** | **7,293** | **3,167** | **–** | **3,600** | **–** | **–** | **–** | **–** | **–** | **526** |
| | Mar 2024 | 7,174 | 1,934 | 1,415 | 3,314 | – | – | – | – | – | 512 |
| – total | **Jun 2024** | **9,534** | **3,167** | **–** | **3,600** | **–** | **544** | **552** | **633** | **513** | **526** |
| | Mar 2024 | 9,114 | 1,934 | 1,415 | 3,314 | – | 444 | 419 | 575 | 501 | 512 |
| Grade mined (grams per tonne) – underground ore | **Jun 2024** | **5.2** | **–** | **–** | **–** | **–** | **5.5** | **5.5** | **4.2** | **5.9** | **–** |
| | Mar 2024 | 5.2 | – | – | – | – | 5.2 | 6.4 | 4.2 | 5.2 | – |
| – surface ore | **Jun 2024** | **0.8** | **0.4** | **–** | **1.1** | **–** | **–** | **–** | **–** | **–** | **1.3** |
| | Mar 2024 | 1.7 | 0.5 | 4.6 | 1.3 | – | – | – | – | – | 1.3 |
| – total | **Jun 2024** | **1.6** | **0.4** | **–** | **1.1** | **–** | **4.5** | **5.5** | **4.2** | **5.9** | **1.3** |
| | Mar 2024 | 2.3 | 0.5 | 4.6 | 1.3 | – | 3.9 | 6.4 | 4.2 | 5.2 | 1.3 |
| Gold mined (000 ounces)* – underground ore | **Jun 2024** | **262.3** | **–** | | **–** | **–** | **79.1** | **56.0** | **57.0** | **70.2** | **–** |
| | Mar 2024 | 235.3 | – | – | – | – | 56.4 | 57.2 | 55.3 | 66.5 | – |
| – surface ore | **Jun 2024** | **189.3** | **44.5** | **–** | **122.5** | **–** | **–** | **–** | **–** | **–** | **22.4** |
| | Mar 2024 | 397.4 | 30.3 | 209.8 | 135.6 | – | – | – | – | – | 21.7 |
| – total | **Jun 2024** | **451.6** | **44.5** | **–** | **122.5** | **–** | **79.1** | **56.0** | **57.0** | **70.2** | **22.4** |
| | Mar 2024 | 632.7 | 30.3 | 209.8 | 135.6 | – | 56.4 | 57.2 | 55.3 | 66.5 | 21.7 |
| Ore milled/treated (000 tonnes) – underground ore | **Jun 2024** | **1,655** | **–** | **–** | **–** | **–** | **418** | **313** | **564** | **360** | **–** |
| | Mar 2024 | 1,434 | – | – | – | – | 345 | 288 | 412 | 389 | – |
| – underground waste | **Jun 2024** | **53** | **–** | **–** | **–** | **–** | **53** | **–** | **–** | **–** | **–** |
| | Mar 2024 | 70 | – | – | – | – | 70 | – | – | – | – |
| – surface ore | **Jun 2024** | **8,145** | **1,433** | **12** | **3,667** | **1,236** | **282** | **–** | **475** | **–** | **1,041** |
| | Mar 2024 | 8,399 | 1,590 | 4 | 3,683 | 1,240 | 314 | – | 599 | – | 969 |
| – total | **Jun 2024** | **9,854** | **1,433** | **12** | **3,667** | **1,236** | **753** | **313** | **1,039** | **360** | **1,041** |
| | Mar 2024 | 9,904 | 1,590 | 4 | 3,683 | 1,240 | 729 | 288 | 1,011 | 389 | 969 |
| Yield (Grams per tonne) – underground ore | **Jun 2024** | **4.4** | **–** | **–** | **–** | **–** | **4.3** | **5.7** | **3.0** | **5.5** | **–** |
| | Mar 2024 | 4.9 | – | – | – | – | 5.1 | 5.8 | 4.2 | 4.9 | – |
| – surface ore | **Jun 2024** | **0.9** | **0.8** | **1.3** | **1.0** | **0.9** | **0.1** | **–** | **1.0** | **–** | **0.9** |
| | Mar 2024 | 0.9 | 0.8 | 0.1 | 1.1 | 0.9 | 0.1 | – | 0.7 | – | 1.0 |
| – combined | **Jun 2024** | **1.5** | **0.8** | **1.3** | **1.0** | **0.9** | **2.4** | **5.7** | **2.1** | **5.5** | **0.9** |
| | Mar 2024 | 1.5 | 0.8 | 0.1 | 1.1 | 0.9 | 2.5 | 5.8 | 2.1 | 4.9 | 1.0 |
| Gold produced (000 ounces)* – underground ore | **Jun 2024** | **233.8** | **–** | **–** | **–** | **–** | **57.6** | **57.0** | **55.0** | **64.2** | **–** |
| | Mar 2024 | 227.4 | – | – | – | – | 56.9 | 53.3 | 55.4 | 61.7 | – |
| – surface ore | **Jun 2024** | **237.4** | **36.5** | **0.5** | **115.9** | **37.3** | **0.9** | **–** | **15.1** | **–** | **31.3** |
| | Mar 2024 | 255.4 | 42.0 | – | 131.8 | 34.6 | 1.4 | – | 13.4 | – | 32.2 |
| – total | **Jun 2024** | **471.2** | **36.5** | **0.5** | **115.9** | **37.3** | **58.5** | **57.0** | **70.1** | **64.2** | **31.3** |
| | Mar 2024 | 482.7 | 42.0 | – | 131.8 | 34.6 | 58.3 | 53.3 | 68.9 | 61.7 | 32.2 |
| Cost of sales before gold inventory change and amortisation and depreciation (US Dollar per tonne) | **Jun 2024** | **146** | **–** | **–** | **–** | **–** | **168** | **166** | **112** | **152** | **–** |
| | Mar 2024 | 157 | – | – | – | – | 161 | 183 | 142 | 152 | – |
| – surface | **Jun 2024** | **33** | **40** | **147** | **33** | **25** | **38** | **–** | **45** | **–** | **25** |
| | Mar 2024 | 32 | 32 | 2,622 | 32 | 25 | 45 | – | 32 | – | 24 |
| – total | **Jun 2024** | **53** | **40** | **147** | **33** | **25** | **119** | **166** | **82** | **152** | **25** |
| | Mar 2024 | 51 | 32 | 2,622 | 32 | 25 | 111 | 183 | 77 | 152 | 24 |

* *Excludes surface material at South Deep.*

56 Gold Fields H1 Results 2024

Administration and corporate information Corporate secretary Anré Weststrate Tel: +27 11 562 9719 Mobile: +27 83 635 5961 email: anre.weststrate@goldfields.com Registered office Johannesburg Gold Fields Limited 150 Helen Road Sandown Sandton 2196 Postnet Suite 252 Private Bag X30500 Houghton 2041 Tel: +27 11 562 9700 Office of the United Kingdom secretaries London St James’s Corporate Services Limited Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 3869 0706 email: general@corpserv.co.uk American depository receipts transfer agent Shareholder correspondence should be mailed to: BNY Mellon P O Box 43006 Providence RI 02940-3078 Overnight correspondence should be sent to: BNY Mellon 150 Royall St., Suite 101 Canton, MA 02021 Tel: 866 247 3871 Domestic Tel: 201 680 6825 Foreign email: shrrelations@cpushareownerservices.com Sponsor J.P. Morgan Equities South Africa Proprietary Limited 1 Fricker Road Illovo, Johannesburg 2196 South Africa Investor enquiries Jongisa Magagula Tel: +27 11 562 9775 Mobile: +27 67 419 5903 email: jongisa.magagula@goldfields.com Thomas Mengel Tel: +27 11 562 9849 Mobile: +27 72 493 5170 email: thomas.mengel@goldfields.com Media enquiries Sven Lunsche Tel: +27 11 562 9763 Mobile: +27 83 260 9279 email: sven.lunsche@goldfields.com Transfer secretaries South Africa Computershare Investor Services (Proprietary) Limited Rosebank Towers 15 Biermann Avenue Rosebank Johannesburg 2196 Private Bag X9000 Saxonwold 2132 Tel: +27 11 370 5000 Fax: +27 11 688 5248 United Kingdom Link Group Central Square 29 Wellington Street Leeds LSI 4DL United Kingdom Tel: +44 (0) 371 664 0300 email: shareholderenquiries@linkgroup.co.uk If you are outside the United Kingdom please call + (0) 371 664 0300 Calls are charged at the standard geographic rate and will vary by provider. Calls outside the United Kingdom will be charged at the applicable international rate. Lines are open between 09:00 – 17:30, Monday to Friday excluding public holidays in England and Wales. email: shareholderenquiries@linkgroup.co.uk Website www.goldfields.com Listings JSE / NYSE / GFI YGH Suleman† (Chairperson) MJ Fraser• (Chief Executive Officer) A Andani#† PJ Bacchus*† ZBM Bassa† MC Bitar@† TP Goodlace† SL McCrae^^† JE McGill^† PG Sibiya† SP Reid^† CAT Smit† ^ Australian * British @Chilean #Ghanaian ^^Canadian †Independent Director •Non-independent Director Gold Fields H1 Results 2024 57

Forward-looking statements This announcement contains forward-looking statements. All statements other than statements of historical fact included in this announcement may be forward-looking statements. Forward-looking statements may be identified by the use of words such as “aim”, “anticipate”, “will”, “would”, “expect”, “may”, “could”, “believe”, “target”, “estimate”, “project” and words of similar meaning. These forward-looking statements, including among others, those relating to Gold Fields’ future business strategy, development activities and other initiatives, the planned acquisition of Osisko Mining Inc., (including the expected terms, timing and satisfaction of conditions), business prospects, financial positions, production and operational guidance are necessary estimates reflecting the best judgement of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in Gold Fields’ Integrated Annual Report 2023 filed with the Johannesburg Stock Exchange and annual report on Form 20-F filed with the United States Securities and Exchange Commission (SEC) on 28 March 2024 (SEC File no. 001-31318). Readers are cautioned not to place undue reliance on such statements. These forward-looking statements speak only as of the date they are made. Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. These forward-looking statements have not been reviewed or reported on by the Company’s external auditors.